Questor Corp
ARLS
P.E. 12/31/01

02029602

CONTENTS

CORPORATE PROFILE

LETTER TO SHAREHOLDERS

USA SALT LAKE 2002 OFFICIAL SUPPLIER

FINANCIAL | OPERATING | HIGHLIGHTS

	YEAR ENDED DECEMBER 31,			PERCENTAGE INCREASE (DECREASE)		COMPOUND ANNUAL GROWTH RATE
	2001	2000	1999	**2000-2001**	1999-2000	**1996-2001**
	dollars in millions, except per-share amounts					
Revenues	**$1,439.4**	$1,266.2	$924.2	**14%**	37%	12%
Operating income	**274.1**	248.0	172.8	**11**	44	9
Net income	**158.2**	149.5	96.9	**6**	54	10
Earnings per diluted common share	**$1.94**	$1.85	$1.17	**5**	58	10
Dividend per common share	**.705**	.685	.67	**3**	2	3
Book value per common share	**$13.26**	$11.79	$10.99	**12**	7	8
Average common shares outstanding *for diluted earnings-per-share computation (in millions)*	**81.7**	80.9	82.7	–	–	–
Total assets	**$3,235.7**	$2,472.0	$2,184.7	**31**	13	13
Net cash provided from operating activities	**372.7**	252.1	207.3	**48**	22	15
Capital expenditures	**984.1**	315.1	262.0	**212**	20	28
Capitalization						
Long-term debt, less current portion	**997.4**	714.5	735.1	**40**	(3)	12
Common shareholders' equity	**1,080.8**	952.6	894.5	**13**	6	8
Total	**$2,078.2**	$1,667.1	$1,629.6	**25**	2	10
Return on common shareholders' equity	**15.6%**	16.2%	11.1%	–	–	–
Return on assets	**10.9%**	12.5%	9.2%	–	–	–
Employees	**2,221**	2,022	2,288	**10**	(12)	10
Questar Market Resources						
Gas production *in bcf*	**70.6**	69.0	62.7	**2**	10	12
Nonregulated oil and NGL production *in MMbbl*	**2.5**	2.2	2.3	**14**	(4)	6
Energy-marketing volumes *in MMdth*	**91.8**	105.6	113.0	**(13)**	(7)	(10)
Questar Regulated Services						
Natural gas-distribution deliveries *in MMdth*	**149.0**	148.5	143.7	–	3	1
Natural gas-transmission throughput *in MMdth*	**312.8**	275.2	253.5	**14**	9	3

CORPORATE PROFILE

NONREGULATED ACTIVITIES	OPERATIONS
QUESTAR MARKET RESOURCES	THROUGH SUBSIDIARIES, CONDUCTS OIL AND GAS EXPLORATION, PRODUCTION, PROCESSING, GATHERING, MARKETING AND RISK MANAGEMENT
QUESTAR EXPLORATION AND PRODUCTION	EXPLORES FOR AND DEVELOPS GAS AND OIL IN THE ROCKY MOUNTAINS, MIDCONTINENT AND WESTERN CANADA
WEXPRO	DEVELOPS AND OPERATES GAS-PRODUCING PROPERTIES ON BEHALF OF QUESTAR GAS
QUESTAR GAS MANAGEMENT	ENGAGES IN GAS GATHERING AND PROCESSING
QUESTAR ENERGY TRADING	MARKETS GAS AND OIL IN THE WESTERN U.S. AND CANADA, AND PROVIDES RISK-MANAGEMENT SERVICES
QUESTAR INFOCOMM	PROVIDES FULL-SERVICE INTEGRATED-INFORMATION AND COMMUNICATION SERVICES

REGULATED ACTIVITIES	
QUESTAR REGULATED SERVICES	A HOLDING COMPANY THAT PROVIDES ADMINISTRATIVE, ACCOUNTING, ENGINEERING AND OTHER SHARED SERVICES TO ITS UTILITY AND PIPELINE SUBSIDIARIES
QUESTAR PIPELINE	CONDUCTS TRANSMISSION AND STORAGE, PRIMARILY IN WYOMING, UTAH AND COLORADO
QUESTAR GAS	DISTRIBUTES NATURAL GAS TO 732,000 CUSTOMERS IN UTAH, SOUTHWESTERN WYOMING AND SOUTHEASTERN IDAHO
QUESTAR ENERGY SERVICES	MARKETS UNREGULATED PRODUCTS AND SERVICES


$101.1
$58.5
Market Resources
Regulated Services
Other (-$1.4)

2001 NET INCOME
in millions


63%
37%
Nonregulated
Regulated

2001 NET INCOME
Percentage of total

2001 HIGHLIGHTS

Corporate

- SECOND CONSECUTIVE YEAR OF RECORD NET INCOME, $1.94 PER DILUTED SHARE
- 15.6% RETURN ON SHAREHOLDERS' EQUITY, 10.9% RETURN ON ASSETS AMONG HIGHEST IN THE INDUSTRY
- 28TH DIVIDEND INCREASE IN 29 YEARS

Market Resources

- 30% INCREASE IN NET INCOME, 21.4% RETURN ON EQUITY
- NONREGULATED RESERVES INCREASED 62% TO 1.184 TCFE
- LARGEST ACQUISITION IN COMPANY HISTORY— 415 BCFE — IN EASTERN UTAH
- 95% OVERALL DRILLING SUCCESS RATE (NET)
- WEXPRO SUBSIDIARY EARNINGS ROSE 16%; HIGHER INVESTMENT IN GAS-DEVELOPMENT DRILLING
- GATHERING VOLUMES ROSE TO 155.9 MILLION DTH

Questar Pipeline

- 12.4% RETURN ON EQUITY
- TRANSPORTATION VOLUMES INCREASED 14%
- MAIN LINE 104 COMMENCED SERVICE; TOTAL 272,000 DTH DAILY CAPACITY COMMITTED
- STARTED CONSTRUCTION ON SOUTHERN TRAILS PIPELINE EASTERN ZONE
- SUCCESSFUL OPEN SEASONS FOR PROPOSED SYSTEM EXPANSION, NEW SALT-CAVERN STORAGE RESERVOIR
- ADDED NEW HUB SERVICES

Questar Gas

- NET INCOME GREW BY $1.7 MILLION
- 9.6% RETURN ON EQUITY
- ACQUIRED UTAH, WYOMING DISTRIBUTION SYSTEMS SERVING 10,500 CUSTOMERS
- CUSTOMER BASE EXPANDED 3.9%, ABOUT TWICE THE INDUSTRY AVERAGE
- INDUSTRY LEADER IN CUSTOMERS SERVED PER EMPLOYEE, OTHER EFFICIENCY MEASURES
- CUSTOMER RATES REMAINED AMONG THE LOWEST IN THE NATION
- THROUGH A QUESTAR AFFILIATE (WEXPRO), EXPANDED LOW-COST, COMPANY-OWNED RESERVES AND PRODUCTION

2002 INITIATIVES

Corporate Strategies

- GROW RESERVES AND PRODUCTION EFFICIENTLY
- EXPAND AND EXTEND PIPELINE SYSTEM
- DEVELOP THE PREFERRED ROCKIES "HUB"
- ADD ELECTRICITY GENERATION TO GAS-VALUE CHAIN
- DEVELOP A RISK-MANAGEMENT/MERCHANT CAPABILITY
- MAINTAIN A STRONG BALANCE SHEET

2002 Capital Program

CONSOLIDATED: $376 MILLION

MARKET RESOURCES, $180 MILLION

- $143 MILLION, OIL AND GAS-DEVELOPMENT DRILLING
- $27 MILLION, GATHERING AND PROCESSING
- $10 MILLION, OTHER PROJECTS

QUESTAR REGULATED SERVICES, $165 MILLION

- $55 MILLION, CUSTOMER ADDITIONS, DISTRIBUTION-SYSTEM ENHANCEMENTS
- $72 MILLION, TRANSMISSION AND STORAGE PROJECTS
- $38 MILLION, OTHER ACTIVITIES

OTHER CORPORATE ACTIVITIES

- $31 MILLION, COMMUNICATIONS, TECHNOLOGY



Market Resources
47
Other
Regulated
50
TRANSMISSION 24%
DISTRIBUTION 26%

ASSETS
December 31, 2001



Market Resources
48%
Other
8%
Regulated
44%

CAPITAL EXPENDITURES
2002 Budget

Demand for natural gas will grow significantly in the next 10 to 20 years, especially for power generation, because gas is clean and abundant.

The Rockies have emerged as a key energy-producing region and a pipeline and storage hub. Questar's operations are at the hub of western energy development.








QUESTAR

OUR PRODUCTIVE PEOPLE

Questar consistently ranks among industry leaders in efficiency and productivity benchmarks, reflecting an experienced and talented workforce.



From finding natural gas to delivering it to growing markets, Questar's integrated organization reflects the entire gas-value chain.

FINANCIAL | OPERATING | HIGHLIGHTS

NET INCOME


170
150
130
110
90
70
DOLLARS/MILLIONS
97 98 99 00 01
YEAR

EARNINGS PER SHARE


DILUTED
2.50
2.00
1.50
1.00
.50
DOLLARS
97 98 99 00 01
YEAR

DIVIDENDS PER SHARE


75
70
65
60
55
50
CENTS
97 98 99 00 01
YEAR

RETURN ON EQUITY


17%
15%
13%
11%
9%
7%
PERCENT
97 98 99 00 01
YEAR

NONREGULATED GAS/OIL PROVED RESERVES


1,200
1,000
800
600
400
200
BCFE
97 98 99 00 01
YEAR

QUESTAR STOCK PRICE


YEAR-END
35
30
25
20
15
10
DOLLARS
HIGH
CLOSE
LOW
97 98 99 00 01
YEAR


AT THE HU



QUESTAR REPRESENTS A COMPELLING INVESTMENT OPPORTUNITY

assets place us in the top tier of companies in these key measures of effectiveness.

Despite the second consecutive year of record earnings and a competitive dividend yield, our stock-price performance reflected the sharp decline in natural gas prices in the second half of the year. Our stock price declined 17% for the year following a 100% increase in 2000. Natural gas-demand growth was undercut by the economic recession and the warmest winter in a century for the nation. We believe gas demand and prices will rebound–along with natural gas equities–with an improving economy and normal weather patterns.

2001 FINANCIAL AND OPERATING RESULTS

- Questar Market Resources (QMR), which conducts most of our nonregulated activities, earned a record $101.1 million in 2001 compared with $77.8 million in 2000. Nonregulated exploration and production activities earned $64.5 million, a 53% increase. Wexpro, a QMR subsidiary, also posted record earnings of $28.2 million, a 16% increase over 2000, on the strength of a 29% increase in its investment base. Wexpro develops natural gas properties owned by Questar Gas, our gas-distribution utility. Wexpro earned an after-tax return of approximately 19% on its investment in successful oil and gas-development drilling. Wexpro reserves typically are Questar Gas's lowest cost supply source and help keep customer rates among the lowest in the nation.
- QMR increased proved reserves 62% over year-end 2000 to 1,184 bcfe, approximately two-thirds of which are located in the Rockies near our pipelines. Nonregulated production increased 4% to a record 85.6 bcfe.
- In mid-year 2001 we acquired Shenandoah Energy Inc.–the largest acquisition in company history–with operations in the prolific Uinta Basin of eastern Utah. We added some 415 bcfe of proved reserves at a comparatively low finding cost.
- We drilled 17 successful wells on the Pinedale Anticline, one of the hottest onshore natural gas plays in the country. Pinedale, located in western Wyoming, is another pillar of Questar's growth. Based on current results, 250-300 wells may be needed to fully exploit the reserves in the target Lance Formation. Wells drilled to date have averaged about 6 bcfe of gross reserves. In the first quarter of 2002 we reported encouraging results from our first well drilled to the previously unevaluated Mesaverde Formation, which lies below the Lance. The Mesaverde is productive throughout the Rockies. At least one additional Mesaverde well will be drilled in 2002 to further evaluate the potential.

PIPELINE TRANSMISSION VOLUMES GREW 14% IN 2001 REFLECTING GROWTH OF REGIONAL PRODUCTION.



Our Uinta Basin and Pinedale projects provide Questar with a large inventory of lower-risk development wells that will drive production and earnings growth for several years.

- Questar Pipeline Company–our interstate gas-transmission and storage business–earned $29.7 million in 2001, the same as in 2000. Transportation volumes on Questar Pipeline jumped 14% as we capitalized on rising production in the Rockies as well as growing gas demand in the western U.S. On the downside, Questar Pipeline's 2001 earnings were hurt by operating losses from a subsidiary's 50% ownership of the TransColorado Pipeline and related litigation expenses.
- We continued to expand our Rockies hub-and-spoke pipeline-and-storage system. We completed our Main Line 104 pipeline; started construction on

TURNING UP THE GROWTH

the eastern zone of our Southern Trails Pipeline; increased our interest in the Overthrust Pipeline to 90%; and began development of a major new salt-cavern storage project in southwestern Wyoming. We also conducted an open season that indicated market support for expansion of our pipeline and for our new storage venture–further evidence that Questar is well positioned "at the hub" of western energy development.

▫ Questar Gas Company (QGC), our gas-distribution utility that serves retail customers in Utah, Wyoming and Idaho, had 2001 net income of $25.9 million, a 7% increase over 2000. QGC increased its customer base by 3.9% to 731,900 in 2001–nearly twice the national average. About one-third of this increase resulted from the mid-year acquisition of small distribution companies in eastern Utah and southwestern Wyoming. On the downside, however, Questar Gas's 2001 return on capital was below the corporation's cost of capital. That's a problem we must fix.

Questar's value proposition is simple–natural gas demand in the western U.S. is set to grow by 30% over the next decade, and we are well positioned to exploit this growth.

▫ Also in 2001, we introduced several new strategic initiatives as part of our commitment to "turn up our growth." We will create new hub services on Questar Pipeline, add electric power to our natural-gas-value chain, and develop risk-management and marketing systems and capability to capture greater value from our well-positioned assets.

▫ We increased our dividend for the 28th time in 29 years–once again earning recognition as a "dividend achiever."

INDUSTRY ISSUES

The collapse of Enron Corporation has raised investor concerns about the entire energy industry. However, those who have owned our stock for many years know that Questar's business model and management practices stand in stark contrast.

STRONG REGIONAL ENERGY-DEMAND GROWTH DRIVES EXPANSION OF QUESTAR PIPELINE SYSTEM.



Indeed, while some companies downplayed the importance of assets in the so-called new economy, Questar's business model is "asset rich." We acquire oil and gas reserves; build, own and operate pipelines; and supply natural gas at competitive prices to our retail customers. Moreover, there is growing appreciation of the value of businesses backed by a solid asset base and complete and transparent financial reporting. In addition, investors are demanding more disclosure, which will be good for companies like ours with solid fundamentals. We also believe investors will focus more on corporate values and culture. Honesty, integrity, consistency, and transparency all matter–and when it comes to these values, Questar has always stood tall.

MANAGEMENT INCENTIVES

We would add that we are further aligning our management-reward systems with shareholder returns. We recently revamped our management-incentive program to tie bonuses to total-shareholder-return performance in the prior 36 months. We will compare our results to a peer group of 16 energy companies. QMR and Questar Regulated Services (QRS) incentive programs will continue to tie management bonuses to returns on equity. Also, we elevated our chief compliance officer to the position of vice president of ethics, audit and compliance, reporting directly to the CEO. While we have always had a strong internal audit process, this promotion underscores our commitment to the highest ethical standards and business practices.

OUTLOOK

Questar's value proposition is simple–natural gas demand in the western U.S. is set to grow by 30% over the next decade, and we are well positioned to exploit this growth. Our integrated, Rockies-focused assets place us at the hub of western energy development.

Our six corporate strategies reflect our intent to capitalize on market fundamentals, our Rockies base, and our integration:

□ **Grow reserves and production efficiently.** The Uinta Basin and the Pinedale Anticline are two of the most significant onshore natural gas plays in the U.S. These projects are right in our backyard, and we're a big player in each. We have hundreds of low-risk development wells to drill over the next several years, with significant upside potential.



A KEY QUESTAR STRATEGY IS TO DEVELOP THE PREFERRED ROCKIES HUB.

□ **Expand and extend our pipeline system.** Our interstate natural gas–transmission and storage assets constitute a regional "hub-and-spoke" system. In 2001 we added 272 Mdth of daily transportation capacity with the completion of our Main Line 104 project. We also started construction on the eastern zone of our Southern Trails Pipeline, which extends from the Four Corners area to the California-Arizona border. This pipeline is underwritten by long-term transportation contracts for the full 80 MMcf per day of initial capacity and should be in operation in mid-2002.

□ **Develop the preferred Rockies hub.** Rockies gas production is rising in response to growing regional demand. Questar Pipeline (QPC) stands as a gateway for gas supplies moving from the prolific Green River, Piceance, and Uinta basins to western markets. To exploit our strategic location, we are connecting new supplies to our pipelines and adding connections with other pipelines that move Rockies gas to western markets. In 2002 we will add flexible new hub services–such as "parking"(temporary storage) and loaning–to QPC's activities. This "hub strategy" will boost load factor on our pipeline, increase QPC revenues, and provide greater opportunity for regulated and unregulated gas-marketing businesses.

□ **Add electric-power generation to our gas-value chain.** We continue to explore electric-power-generation opportunities that provide returns on capital that exceed our cost of capital. We will only invest in projects with solid economic fundamentals that complement our core natural gas businesses. Near-term market fundamentals for new power projects remain weak, but we believe attractive opportunities will present themselves in the intermediate term as current overcapacity is absorbed. Ownership of power-generation assets increases Questar's opportunities to capture value from differences in natural gas and electricity prices.

□ **Develop risk-management and marketing capability.** We're negotiating an alliance with one of the country's largest energy-marketing companies. In the initial phase, Questar Energy Trading (QET) will assign its capacity rights in our Clay Basin storage facility to our alliance partner. QET will provide physical market support and market intelligence. Our partner will be responsible for commercial optimization and risk management. QET will earn a fixed fee that approximates the earnings that we would otherwise realize by managing the operation under our existing policies and practices. We will also share in the upside created by our partner. Our objective in the initial phase is to quantify the additional earnings potential that might be achieved by adding other commercial activities to the alliance.

□ **Maintain a strong balance sheet.**
With our mid-year 2001 acquisition of Shenandoah Energy, we increased our debt (short and long term) to 59% of total capitalization. One of our 2002 priorities is to deleverage. We will sell noncore assets and control capital spending to reduce this ratio to 53% or lower by the end of 2002, and below 50% by the end of 2003. If necessary to achieve this goal and protect our strong credit ratings, we will issue new equity.

CHALLENGES IN 2002

Beyond our six core strategies, we're working hard to fix or sell nonperforming assets. Our 2001 results were hurt by losses from our 50% ownership of the TransColorado Pipeline. Our partner in TransColorado sued Questar in an attempt to avoid our contract-based right to put our interest to the partner. Trial is set for April. The facts are in our favor. We expect to win in court. If we don't, we will appeal.



NEW JOINT VENTURE WILL INCREASE GAS GATHERING FROM PINEDALE ANTICLINE AND HOBACK BASIN.

Questar's 2001 results were significantly hurt by a $6.1 million after-tax loss from our 82% interest in our Consonus subsidiary. We intend to eliminate these losses this year. We are selling assets, eliminating unprofitable activities, and shrinking Consonus to its core data-center-operation business.

Questar is on the move. We have some challenges ahead, but our organization is solid, our assets are excellent, our people are focused, and our strategies are working. What's been said in the past remains true today–Questar's best lies ahead.

RECOGNIZING QUESTAR PEOPLE

We wish to recognize two former Questar corporate leaders who died in 2001. Jack T. Simon was executive vice president for Questar predecessor Mountain Fuel Supply Company and a director for 11 years. Robert H. Bischoff served 15 years as director, senior director and director emeritus.

> Our organization is solid, our assets are excellent, our people are focused and our strategies are working.

Finally, we want to thank our employees for a job well done this past year. We are proud of our people–they are the reason Questar stands apart as the West's most dynamic and respected energy company.

R. Don Cash
Chairman and CEO

Keith O. Rattie
President and COO
March 25, 2002

DON CASH—GUIDED QUESTAR'S TRANSFORMATION

"My decision to step down as CEO represents a planned transition to new leadership that can guide Questar to the next level of development as a leading regional energy company," Cash said. "We actually began the search for a new CEO three years ago. We are very fortunate to have brought in Keith Rattie. Over the course of his 25 years in the energy industry–and especially during the past year–he has demonstrated tremendous leadership ability and a commitment to the highest standards of personal ethics and business practices.

DON CASH (LEFT) USED HIS PETROLEUM-ENGINEERING BACKGROUND TO EXPAND QUESTAR'S EXPLORATION AND PRODUCTION.



"I have been a CEO for 20 years and have accomplished almost everything I set out to do–thanks to the many fine employees I have worked with over the years. This seemed like a good time to hand off the responsibilities to Keith. I feel good about the current state of Questar, coming off two consecutive years of record earnings. We are positioned to increase our growth rate over the next few years with many new initiatives."

Mr. Rattie noted that Mr. Cash "guided the transformation of Questar from a small Utah company to the dynamic regional energy company Questar is today. When Don became president in 1980 and CEO in 1982, he set out to grow the nonregulated and upstream businesses–and he has done that. In 1981, almost half of Questar's net income came from gas distribution; today, distribution accounts for about one-sixth. Since 1981, net income has grown more than fourfold. Over the past decade, Don has delivered a 500% increase in reserves and a more than 300% growth in production.

"But what sets Don apart is the high standard he sets for ethics and integrity in business and the community. Given the events of the past few months, those values–which are deeply imbedded in Questar's corporate culture–find renewed relevance. Don has been a leader in the communities where the company operates. He created the Questar Volunteer Team, established company foundations to support education and the arts, and led efforts to combat child abuse and other social challenges.

"Don is turning over the day-to-day management responsibilities at a time when the outlook for Questar has never been stronger. Don will continue to play a key role as chairman of our Board of Directors. I will enjoy the full benefit of his guidance, his business judgment, and his friendship as we move Questar forward."


1200
1000
800
600
400
200
100
80
60
40
20
BCFE
91 92 93 94 95 96 97 98 99 00 01
YEAR
NONREGULATED PROVED RESERVES
10-YEAR CAGR: 19.3%
NONREGULATED PRODUCTION
10-YEAR CAGR: 15.6%
CAGR: COMPOUND ANNUAL GROWTH RATE

EARNINGS PROFILE


19%
81%
Nonregulated
Regulated
63%
37%
1981:$30.1MM
2001:$158.2MM

EXPANDING RETAIL MARKETS

Questar Gas System

PRINCIPAL CITIES SERVED BY QUESTAR GAS

QUESTAR GAS IS ONE OF THE FASTEST GROWING RETAIL-DISTRIBUTION COMPANIES IN THE NATION, SERVING 732,000 CUSTOMERS IN UTAH AND PORTIONS OF WYOMING AND IDAHO. TOTAL ANNUAL GAS DELIVERIES HAVE INCREASED TO APPROXIMATELY 150 BCF.

ROCKIES ENERGY DEVELOPMENT

Questar Market Resources

GAS/OIL DRILLING

PRINCIPAL PRODUCING BASINS

THE ROCKIES SUPPLY A GROWING PROPORTION OF THE NATION'S ENERGY NEEDS. QUESTAR MARKET RESOURCES HAS EXPANDED ITS ROCKY MOUNTAIN PROFILE SIGNIFICANTLY, REPRESENTING SOME 142 MMCFE OF DAILY PRODUCTION AND OVER 800 BCFE OF RESERVES. ROCKIES PRODUCTION IS COMPLEMENTED BY PROFITABLE, LONG-LIVED MIDCONTINENT RESERVES.

THE PREFERRED ROCKIES HUB

Questar Pipeline

GAS STORAGE

INTERCONNECTIONS

SOUTHERN TRAILS PIPELINE

QUESTAR PIPELINE HAS THE ATTRIBUTES OF A MAJOR HUB–ACCESS TO ABUNDANT SUPPLIES, MULTIPLE PIPELINE CONNECTIONS AND STORAGE. THE PIPELINE IS ADDING NEW SERVICES AND PLANNING THE REGION'S FIRST SALT-CAVERN STORAGE FACILITY.



OVERTHRUST BASIN
GREEN RIVER BASIN
PINEDALE
LOGAN
OVERTHRUST PIPELINE
ROCK SPRINGS
SKULL CREEK BASIN
OGDEN
CIG/WIC PIPELINES
WILLIAMS PIPELINE
SALT LAKE CITY
CLAY BASIN
UINTA BASIN
SAND WASH BASIN
OREM
PROVO
PRICE
PICEANCE BASIN
FERRON BASIN
NORTHWEST PIPELINE
RICHFIELD
RMNG PIPELINE
TRANSCOLORADO PIPELINE
CEDAR CITY
ST. GEORGE
PARADOX BASIN
SAN JUAN BASIN
KERN RIVER PIPELINE
SOUTHERN TRAILS PIPELINE
TRANSWESTERN PIPELINE
PG&E
SO. CAL
LONG BEACH

CAPITALIZING ON LOCATION

QUESTAR IS A GATEWAY FOR ENERGY SUPPLIES MOVING OUT OF THE ROCKY MOUNTAINS TO NATIONAL MARKETS. THROUGH ITS INTEGRATED ORGANIZATION, QUESTAR CAPTURES VALUE ALONG THE ENTIRE NATURAL GAS-VALUE CHAIN, FROM EXPLORATION AND PRODUCTION TO RETAIL DISTRIBUTION.





The company's major successes over the years have included development of fields at Church Buttes/Moxa Arch, Hiawatha, Baxter Basin, Canyon Creek, Brady and, most recently, the Pinedale Anticline in southwestern Wyoming. Despite decades of development activity, experts believe the Rockies remain the most under-exploited natural gas resource in the lower 48 states. A significant increase in Rockies production will be necessary to supply future demand for natural gas–projected to reach 30 tcf per year by 2020. Drilling activity in the Rockies has tripled over the past decade. Daily production now exceeds 4.5 bcf and could increase markedly by 2015. Most of the increase likely will come from deeper drilling and application of advanced technology in existing plays. An example of Questar's successful application of advanced technology is the Pinedale play in southwestern Wyoming. Gas was discovered at Pinedale about 40 years ago, but the reservoirs were considered too "tight" to produce economically. Today, Questar is using state-of-the-art multiple-zone fracturing and completion techniques to turn Pinedale into a commercial success. And in eastern Utah, QMR acquired Shenandoah Energy Inc. (SEI) in 2001, which added 415 bcfe to its Rockies reserve base.

To keep pace with expanding Rockies production, Questar Pipeline has increased firm daily capacity on its system 41% in the last five years to 1.9 million dth. Along with Questar, several companies have announced plans to expand existing pipelines or construct new lines to transport Rockies gas to western markets.

Natural gas storage in the Rockies is becoming increasingly valuable to meet regional electricity



demand. Electricity cannot be stored, but the fuel used in most new power plants–natural gas–can be injected into depleted reservoirs and salt caverns. By supplementing pipeline capacity, storage ensures reliable supply during peak-demand periods. Pipeline operators utilize storage to balance daily throughput levels, ensuring greater efficiency. In addition, storage enables utilities and other large companies to manage price volatility. Questar is the largest Rockies storage operator. The company's two main facilities are Clay Basin in northern Utah and Clear Creek in southwestern Wyoming. Clay Basin began life as a producing gas field in the 1930s and was virtually depleted by the 1970s. The field's location between Questar Pipeline and another major pipeline made it an ideal gas-storage site. Through a series of expansions by Questar Pipeline, the reservoir's storage capacity has more than doubled to 117 bcf, including 51.3 bcf of working gas. Working gas can be withdrawn for shipment; the remainder–cushion gas–provides necessary operating pressures. Clay Basin currently operates 44 injection and withdrawal wells, providing a maximum withdrawal rate of 765 MMcf per day. Clear Creek uses a depleted oil-and-gas reservoir. Located near Evanston, Wyoming, it has a total capacity of 8 bcf. The facility has a design withdrawal rate of 50 MMcf per day and an injection rate of 35 MMcf per day. Questar's dominant Rockies storage position could be enhanced by construction of the region's first salt-cavern storage facility. Salt-cavern storage has major advantages over storage facilities developed in depleted oil and gas fields. Once formed, a salt cavern is essentially an underground tank, allowing gas to be injected and



withdrawn much more rapidly than in conventional reservoirs. Engineering studies have confirmed the suitability of a 2,000-foot-thick salt formation near Evanston, Wyoming. Storage caverns will be formed within the formation by injecting water–a process known as leeching. Current plans envision four potential caverns, each containing 2.5 bcf of working gas, which could be cycled 10-12 times per year. Depending on market support and regulatory approvals, some storage operations could be on line by the end of 2004. Total cost of the project, when fully developed, would be $100 to $150 million.


DANGER

Today, some 732,000 Questar Gas customers in Utah and parts of Wyoming and Idaho consume almost 150 MMdth of natural gas a year.

With corporate roots in the exploration and production business, Questar Gas benefits from significant company-owned gas reserves. Each year, 40% to 50% of the company's gas supplies come from these reserves at generally below-market cost-of-service prices. Gas production by Questar and other Rockies producers should rise dramatically over the next 20 years. This will, in turn, require more services–provided by our integrated operations. As with our first pipeline project, there is "no Western parallel" to Questar's ability to create value along the entire natural-gas-value chain.


AT THE HUB



NONREGULATED RESERVES INCREASE 62%

Nonregulated exploration and production activities earned $64.5 million in 2001, a 53% improvement over 2000 results. During 2001, the average realized natural gas sales price was 15% higher at $3.21 per Mcf. Net realized oil and natural-gas-liquids prices averaged $19.22 per barrel, 6% below the 2000 level.

Financial results also were affected by asset sales in an ongoing process to divest nonstrategic properties. Gains from property sales totaled $8.7 million after taxes in 2001 compared with a $1.2 million after-tax loss in the prior year. A subsidiary, Questar Exploration and Production (QEP), converted to successful efforts accounting in 2001. Under successful efforts, gains and losses from asset sales generally are included in earnings. Previously, under full cost accounting, such gains and losses were assigned to the full cost pool and amortized over the life of the remaining reserves. The conversion was prompted by the mid-year acquisition of Shenandoah Energy Inc. (SEI), which–along with the Wexpro subsidiary–utilized the successful efforts accounting method.

- QMR achieved a 21.4% return on equity in 2001, and its five-year average of 13.7% was more than double the average for a peer group of independent E&P companies. QMR's return on assets was 14.2% in 2001, also among the highest in its industry group.

- 2001 production from the nonregulated exploration and production subsidiaries rose to a record 85.6 bcfe–4% above the year-earlier total. The mid-year acquisition of SEI offset production declines in other producing areas.

- The SEI acquisition boosted net nonregulated-proved reserves to 1,184 bcfe at year end, up 62% for one year and 484% over the past decade. Approximately 84% of the reserves are natural gas.

- QMR ranked in the top third of the industry, using five-year averages, in reserve growth, reserve-replacement and lifting costs.

EXPLORATION AND PRODUCTION ACTIVITIES

QMR exploration and production subsidiaries participated with a working interest in 130.3 net wells (337 gross) in 2001, compared with 94 net wells (316 gross) in the prior year. The companies achieved a record overall success rate of 95% on a net-well basis. With an uncertain pricing environment, QMR concentrated on lower-risk development drilling. Development activity resulted in 112.2 net gas wells and 10.1 net oil wells.

Five-year average finding cost for QMR's E&P group was $.85 per Mcfe at the end of 2001 compared with $.86 per Mcfe a year earlier.


NONREGULATED
1,200
1,184
800
730
600
97
98
99

ACTIVITY BY REGION

QMR has 1.8 million acres of net leaseholds, consisting of 1.18 million acres in the Rockies, 431,000 acres in the Midcontinent, and 222,000 acres in Canada. Proved-nonregulated reserves by region include the Rockies, 812 bcfe; Midcontinent, 290 bcfe; and Canada, 82 bcfe.

LARGEST ACQUISITION IN COMPANY HISTORY

GROWING ROCKIES PRESENCE

In late July, Questar acquired SEI–a privately held exploration and production company–for $403 million in cash and assumed debt. SEI gives Questar a highly concentrated group of producing properties with significant low-risk development potential in the Uinta Basin of eastern Utah, a core Questar operating area. The SEI acquisition added 415 bcfe of proved reserves (72% natural gas, 28% oil), 198 bcfe of high-quality probable reserves, and 331 bcfe of possible reserves. Additional assets include 100 MMcf per day of processing capacity, 90 miles of gathering lines, 114,000 acres of undeveloped leasehold acreage and four drilling rigs. The acquisition cost, based on proved reserves alone, was $.97 per Mcfe. However, the actual finding cost for proved reserves was $.52 per Mcfe after assigning value to all acquired assets and goodwill. The SEI acquisition affords QMR a significant inventory of low-cost oil and gas-development drilling opportunities over the next several years. SEI properties currently produce from two main reservoirs. The main oil-producing horizon–the Green River Formation–is found at an average depth of approximately 4,000 feet. Below the Green River, at an average depth of approximately 8,000 feet, the gas-bearing Wasatch Formation will be the main development-drilling target for 2002. Importantly, every well drilled for Wasatch gas provides a "free look" at the shallower Green River reservoirs. This enhances the company's understanding of the complex reservoir geometry and remaining potential in this underexploited, predominantly oil-bearing zone. During 2001, QMR drilled 72 gross wells in the Uinta Basin (39.5 net), resulting in 35 gas wells, five oil wells, one dry hole and 31 wells actively drilling or awaiting completion at year end. Significantly, about 70 bcfe of gas reserves previously classified as probable at the time of the SEI acquisition were moved into the proved category through drilling. At year end, proved reserves on the former SEI properties stood at 469 bcfe.

NATURAL GAS PRICES


AVERAGE ANNUAL
NET REALIZATION
4.00
3.50
3.00
2.50
2.00
1.50
DOLLARS PER MCF
97
98
99
00
01
YEAR

SEI gives Questar a highly concentrated group of producing properties with significant low-risk development potential in the Uinta Basin of eastern Utah, a core Questar operating area.

PINEDALE ANTICLINE PROGRESS

Questar's drilling program on the Pinedale Anticline in western Wyoming continued to produce encouraging results, with increased per-well reserves and production rates. Questar subsidiaries –QEP and Wexpro–have a combined 60% working interest in 14,800 gross acres in the Mesa area, about 100 miles north of Rock Springs, Wyoming.

Combined drilling activity increased from 13 gross wells in 2000 to 22 gross wells in 2001, with a 100% success rate. Pinedale is an environmentally sensitive area, and drilling on federal lands is generally limited to May through November because of winter range and wildlife restrictions.

PINEDALE DRILLING PROJECT EXCEEDS EXPECTATIONS

Questar is working with various stakeholders to design and implement an environmentally and culturally responsible development program. Stakeholders include the Federal Bureau of Land Management, Wyoming Game and Fish, various Native American and community groups, and industry partners.

The Lance Formation–the main producing zone at Pinedale–is a classic tight-sands gas reservoir. Each well must be hydraulically fracture-stimulated in multiple intervals or "stages" to achieve and sustain commercial gas flows. By year end, QEP and Wexpro reported 30 producing wells and five awaiting completion or drilling. Gross daily production from the Questar wells was 63 MMcf, three times the year-earlier rate. Approximately 10 MMcf per day were restricted due to gathering-system limitations.

At year-end 2001, QEP had booked 187.1 bcfe of reserves from 27 proved-developed-producing wells, six proved-developed-nonproducing, and 50 proved-undeveloped locations. Gross reserves per location ranged from 5 bcfe in the northern part of the Mesa area to 6 bcfe on the southern half. The original Pinedale drilling program projected 135 to 150 locations, based on 80-acre spacing. The company continues to evaluate production and engineering data to assess the feasibility of downspacing field exploitation to 40 acres.



INCREASING PINEDALE NATURAL GAS VOLUMES WILL BE PROCESSED AT BLACKS FORK FACILITY.

Gross Pinedale finding costs for QEP in 2001 were $.55 per Mcfe, in line with projections. Increased reserves and production from additional stimulated intervals are expected to offset higher drilling costs. Future wells drilled to depths of approximately 13,000 feet will cost between $2.6 and $3.6 million, depending on well-casing requirements and drilling techniques. Well costs during 2001 were significantly affected by higher drilling-rig


MARKET RESOURCES
NET INCOME
DOLLARS / MILLIONS
110
90
70
50
30
10
43.9
97
98
99
00
01
YEAR

QMR FINANCIAL AND OPERATING HIGHLIGHTS
dollars in millions

	2001	2000	1999
Revenues	**$746.4**	$742.1	$498.3
Operating income	**159.3**	128.2	69.7
Net income	**101.1**	77.8	43.9
Capital expenditures	**638.5**	187.4	128.2
Production volumes			
Nonregulated			
Natural gas *in bcf*	**70.6**	69.0	62.7
Oil & NGL *in MMbbl*	**2.5**	2.2	2.3
Wexpro oil & NGL *in MMbbl*	**.5**	.5	.6
Average product price			
Nonregulated			
Natural gas *per Mcf*	**$3.21**	$2.80	$2.00
Oil & NGL *per bbl*	**$19.22**	$20.50	$13.92
Wexpro oil & NGL	**$24.49**	$27.43	$16.84
Energy-marketing volumes *in MMdth*	**91.8**	105.6	113.0
Gathering volumes *in MMdth*	**155.9**	154.8	136.7
Proved reserves–nonregulated			
Natural gas *in bcf*	**998**	640	514
Oil & NGL *in MMbbl*	**31.1**	15	13.9
Five-year finding-and-acquisition cost *nonregulated, per Mcfe*	**$.85**	$.86	$.89

RENDEZVOUS INCREASES PINEDALE GATHERING

day rates and fracture-stimulation charges.

In 2001 Pinedale drilling emphasized areas in which Wexpro has a participating interest. Wexpro drilled 14 gross wells, including nine gas wells, four awaiting completion and one drilling at year end. The reserves and production associated with Wexpro's working interest are owned by Questar Gas and not reflected in QMR's results.

QMR Rocky Mountain net nonregulated production grew to approximately 142 MMcfe per day at year-end 2001.

RENDEZVOUS JOINT VENTURE

QMR formed Rendezvous Gas Services (Rendevous) joint venture with Western Gas Resources to develop gathering infrastructure in the Pinedale area. Rendezvous will construct and operate gas-pipeline and compression facilities, with an ultimate capacity of 275 MMcf per day. Rendezvous will deliver Questar, Western Gas and third-party gas to the Granger and Blacks Fork plants for blending and processing. A Western Gas subsidiary is the owner and operator of the Granger plant, and Questar Gas Management is a 50% owner and operator of the Blacks Fork plant.

Rendezvous has significant commitments of gas production from existing and future gas reserves in the Pinedale Anticline and other Hoback Basin areas. Gas reserves from more than 179,000 gross acres are dedicated to the joint venture under existing gathering contracts. Rendezvous will spend $15.5 million to construct a 45-mile gathering trunk line and compression facilities. Additional investment is planned for the second half of 2002.

MIDCONTINENT ACTIVITY

QEP also conducts primarily low-risk development drilling in Oklahoma, Arkansas, Texas and Louisiana. QEP drilled 134 wells (34 net) in the Midcontinent in 2001, resulting in 28.6 net gas wells, 3.6 net oil wells, and 17 gross wells drilling or awaiting completion. Average daily net production at year-end 2001 was 105 MMcfe.


NONREGULATED
OIL & NGL PRICES
PER BBL, AVERAGE ANNUAL NET REALIZATION
25
20
15
10
5
DOLLARS
97
98
99
00
01
YEAR

QMR GROWTH RESULTS

	2001	1991	CAGR *
Revenues *($ millions)*	**$278.8**	$49.1	19.0%
Year-end reserves *bcfe*	**1,184.4**	202.5	19.3%
Production *bcfe*	**85.6**	20.1	15.6%
Reserve-production ratio	**13.8**	11.6	—
General & administrative *per Mcfe*	**$.24**	$.35	—
Production costs *per Mcfe*	**$.83**	$.72	—

*Compound Annual Growth Rate

PRODUCING AREAS

AS OF 12/31/01

TOTAL RESERVES 1.2 TCFE • 84% NATURAL GAS

CELSIUS ENERGY RESOURCES LTD.

NET LEASEHOLD ACREAGE 222,287

PROVED RESERVES 82 BCFE

PRODUCTION 31 MMCFE/D

ROCKY MOUNTAINS PINEDALE (QEP ONLY)

NET LEASEHOLD ACREAGE 10,684

PROVED RESERVES 187 BCFE

PRODUCTION 18 MMCFE/D

ROCKY MOUNTAINS QUESTAR E&P

NET LEASEHOLD ACREAGE 1,037,801

PROVED RESERVES 156 BCFE

PRODUCTION 59 MMCFE/D

WEXPRO

DEVELOPS AND OPERATES GAS-PRODUCING PROPERTIES ON BEHALF OF QUESTAR GAS.

UINTA BASIN

NET LEASEHOLD ACREAGE 131,723

PROVED RESERVES 469 BCFE

PRODUCTION 65 MMCFE/D

MIDCONTINENT QUESTAR E&P

NET LEASEHOLD ACREAGE 431,386

PROVED RESERVES 290 BCFE

PRODUCTION 97 MMCFE/D


Denver

NONREGULATED PRODUCTION


90
80
70
60
50
40
BCFE
85.6
97
98
99
00
01
YEAR

CAPITALIZING ON UNIQUE ASSETS

CANADIAN ACTIVITY

Celsius Energy Resources, a QEP subsidiary, operates in western Alberta, British Columbia and Saskatchewan. Celsius' 2001 drilling program included eight gas wells (2.3 net) and three oil wells (.8 net). Net daily production in 2001 averaged 30 MMcfe.

WEXPRO

Wexpro is unique in the energy industry and an important contributor to QMR's strong financial performance. Wexpro manages and develops gas reserves owned by Questar Gas under an agreement approved by the states of Utah and Wyoming. The company receives a specified return on its net investment in commercial wells, adjusted for working capital and deferred taxes. Wexpro's net income was 16% higher in 2001 at $28.2 million due to higher investment in gas-development drilling. Wexpro's investment base at year-end 2001 was $161.3 million after depreciation. Wexpro-produced gas was the lowest cost supply available to Questar Gas in 2001 and comprised 44% of the utility's sales. Cost-of-service reserves totaled 428 bcfe at year end.

MIDSTREAM, MARKETING AND RISK MANAGEMENT

Questar Gas Management (QGM) provides midstream (gathering and processing) services for more than 60 customers including QEP and Questar Gas. QGM earned $4.8 million in 2001 compared with $5.6 million a year earlier.

QGM operates 1,250 miles of gathering systems and five processing plants in Wyoming, Colorado, Oklahoma and Texas. Total 2001 throughput was 155.9 million dth versus 154.8 million dth in 2000. QGM gathered 37.2 million dth during the year for Questar's gas utility.

Operating efficiencies are being achieved by combining QGM properties in Utah's Uinta Basin with gathering assets obtained in the SEI acquisition.

Questar Energy Trading (QET) is a small nonregulated marketing and risk-management company that operates in the western U.S. and Canada. QET markets the company's equity gas and oil production. The company earned $3.6 million in 2001 compared with year-earlier net income of $5.7 million. The 2000 results included one-time benefits from securities transactions and capitalized construction-financing costs on a gas-storage project.

2001 PINEDALE, WYOMING DRILLING PROGRAM EMPHASIZED WEXPRO DEVELOPMENT WELLS.



QET employs a disciplined approach in its marketing and risk-management activities. QET does not speculate on future energy prices. Hedges satisfy FASB 133 requirements as cash-flow hedging transactions and do not flow through the company's income statement. The company rigorously evaluates and manages counterparty credit risk.

QET operates and owns 75% of the Clear Creek storage reservoir in southwestern Wyoming. Clear Creek has 8 bcf gross capacity and is connected with Questar Pipeline, Northwest Pipeline and Overthrust Pipeline. QET will add a new interconnect with the Kern River Pipeline during 2002. The multiple pipeline connections provide QET with important operational flexibility in conducting its marketing activities.

OUTLOOK

Questar Market Resources' strategy capitalizes on the company's diversified mix of assets, balanced risk profile and operating flexibility. Approximately 60% of QMR's annual net income comes from exploration and production activities. Balancing the portfolio is Wexpro, which provides steady growth and a predictable earnings stream tied to its allowed return on invested capital. QGM and QET

GROWING RESERVES AND PRODUCTION

support the primary activities and capture additional value from the company's E&P investment.

QMR's diversified portfolio enables management to shift capital spending and modify operating strategies in response to cyclical energy demand and price volatility. This flexibility is a key reason QMR consistently earns superior returns on capital.

2002 STRATEGIES

QMR's main objective is to grow reserves and production efficiently and achieve double-digit earnings growth. Over the past decade, QMR has quadrupled its reserve base while retaining low finding costs and depletion, depreciation and amortization (DD&A) rates. Other primary objectives are:

▫ **Earn superior returns with reasonable risk.** Over a five-year period, QMR expects to achieve or surpass the corporation's benchmark financial objective of a 13% return on shareholders' equity. Year-to-year results vary because of energy-price volatility. Primary drilling areas–Pinedale and the Uinta Basin–remain economic in a $2-per-Mcf NYMEX price environment, but production and drilling activity may be curtailed if price weakness persists. Capital spending may be reduced or shifted to activities with higher return potentials.



OIL AND NATURAL GAS-HEDGING POLICIES WILL SUPPORT CORPORATE GROWTH OBJECTIVES.

▫ **Manage price risk.** QMR intends to hedge 50% to 75% of production at price levels that support corporate earnings-growth objectives and afford protection from falling commodity prices. At year-end 2001, QMR had hedged approximately 31% of 2002 equity gas production at an average net-to-the-well price of $3.46 per Mcf. Approximately 41% of 2002 equity oil production was hedged at an average net-to-the-well price of $24.45 per barrel. For 2003, QMR had hedged approximately 25% of equity natural gas production at an average net-to-the-well price of $3.39 per Mcf. None of 2003 oil production was hedged at year-end 2001.

▫ **Maintain a strong balance sheet.** A conservative financial structure enables QMR to make timely reserve acquisitions such as the SEI purchase. Certain noncore assets will be divested, with proceeds used to reduce debt. Drilling and other operating activities will continue to be funded from internal cash flow.

▫ **Exploit quality drilling portfolio.** With lower commodity prices, drilling emphasis will remain focused on lower-risk gas-development drilling. QMR has a large inventory of proved-undeveloped drilling locations that will be converted into production over the next several years.

▫ **Employ leveraged exploration.** QMR identifies promising exploration prospects, develops the play concept, and typically farms out all or a portion of the initial drilling risk to partners. This approach enables QMR to reduce or eliminate exploratory risk while potentially capitalizing on the development opportunity if the exploratory play is successful.

2002 CAPITAL SPENDING

QMR's 2002 capital program returns to more traditional levels after record 2001 expenditures of $638.5 million, primarily for the SEI purchase. For 2002, QMR plans to spend $180 million–including $143 million for oil- and gas-development drilling. Other planned expenditures include $27 million for gas gathering and processing and $10 million for miscellaneous projects.



Questar Pipeline and its subsidiaries operate a 1,930-mile interstate-transmission and storage system that serves major Rocky Mountain producing basins. Questar Gas distributes natural gas to 732,000 residential, commercial and industrial customers in Utah and portions of Wyoming and Idaho. Another subsidiary, Questar Energy Services, markets nonregulated energy products and services. Questar


OF WESTERN ENERGY DEVELOPMENT

Regulated Services is a holding company that provides administrative, accounting, engineering and other shared services to the utility and pipeline subsidiaries.

The Questar Regulated Services (QRS) group has total assets of $1.6 billion and contributed 37% of corporate net income in 2001.

INCREASING PIPELINE-TRANSPORTATION VOLUMES

2001 FINANCIAL HIGHLIGHTS

QRS earned $58.5 million in 2001 compared with $54.3 million the prior year. Questar Pipeline had net income of $29.7 million in 2001, virtually the same as in the prior year. Questar Gas had 2001 net income of $25.9 million, a $1.7 million year-to-year improvement.

QUESTAR PIPELINE PERFORMANCE

Questar Pipeline's 2001 financial performance benefited from a 14% increase in transportation volumes compared with the prior year. Growing western energy demand stimulated production and transportation in the company's core Rocky Mountain region. The volume growth was offset by the resumption of operating losses and legal expenses related to a pipeline investment. Questar Pipeline began recognizing losses in April 2001 from a subsidiary's 50% investment in the TransColorado Pipeline in western Colorado. The nine months of losses in 2001 totaled $1.3 million after taxes.

Questar Pipeline's consolidated return on shareholders' equity (ROE) was 12.4% in 2001. Its rate base on December 31, 2001, was $407 million after depreciation.

QUESTAR GAS PERFORMANCE

Questar Gas's deliveries totaled 149 million dth, virtually the same as prior-year volumes. The utility's financial results benefited from continuing improvement in operating efficiency. In the past 10 years, operating-and-maintenance expense per customer has dropped from $157 to $141.

Questar Gas earned a 9.1% ROE in 2001 versus authorized returns of 11% in Utah and 11.8% in Wyoming. Questar Gas's returns on capital are below Questar's overall cost of capital–an unacceptable circumstance that management intends to address. Consistent with national industry trends, Questar Gas's return was affected by declining usage per customer and higher bad-debt expenses. Primary causes were rising natural gas prices in early 2001 and a slowing regional economy. Annual temperature-adjusted consumption for a general-service customer declined from approximately 126 dth in 2000 to 121 in 2001.

Questar Gas's customer base grew by 3.9% in 2001, more than twice the industry average. Questar Pipeline increased transportation volumes 14%.


DISTRIBUTION
CUSTOMERS
YEAR

In addition to price-related conservation, increasingly efficient natural gas appliances are contributing to the decline.

Questar Gas's customer base grew by 3.9%, more than twice the industry average. The company acquired two distribution companies serving communities in eastern Utah and southern Wyoming.

PIPELINE MEETS PEAK DEMAND

PIPELINE-EXPANSION PROJECTS

Questar Pipeline placed Main Line 104 in service in November 2001. The new 77-mile, $95 million line has the capacity to transport 272,000 dth of natural gas per day – all under firm contracts. The 24-inch-diameter pipeline starts near Price, Utah, and continues west 60 miles to Payson, Utah, where it ties into the Questar gas-distribution system. The pipeline runs an additional 17 miles west to connect with the Kern River Pipeline.

NEW MAIN LINE 104 TRANSPORTS NATURAL GAS FROM CENTRAL UTAH TO QUESTAR GAS RECEIPT POINTS.



Main Line 104 provides an outlet for growing coalbed-methane production from the Ferron field near Price. The line transports approximately 10% of gas supplies used in Utah's populous Wasatch Front communities during peak-demand periods. Construction was completed in four months with the assistance of local, state and federal permitting agencies and Congressional representatives.

SOUTHERN TRAILS PIPELINE

In December 2001, Questar Pipeline began construction on the 100%-owned Southern Trails Pipeline (STP). Southern Trails runs 700 miles from northwestern New Mexico to Long Beach, California. Questar purchased the 16-inch-diameter pipeline, which originally transported crude oil, in November 1998.

Southern Trails is divided into eastern and western zones. The eastern portion runs some 490 miles from the Blanco Hub in New Mexico's San Juan Basin to multiple delivery points near the California state line. Capacity for the eastern zone is 80,000 dth per day, and long-term gas-transportation contracts for the entire initial capacity are in place. The western zone travels 210 miles from the California border to Long Beach and has a projected capacity of 120,000 dth per day.

To put the eastern zone into service by mid-2002, the company will install new compressor stations and add several delivery and receipt connections. A Blanco-area connection ties in with processing, compression and transportation facilities and the TransColorado Pipeline. Total projected cost of converting the eastern zone is $100 million.

Development of the western zone, from the California border to Long Beach, has been slowed by regulatory issues. The California Public Utilities Commission in 2001 issued a series of rulings that discourage pipeline competition in Southern California. Under a revised rate structure, gas-transportation customers seeking service from Southern Trails are forced to pay a high rate. In addition, those customers would be subject to more-restrictive balancing services and would pay more for interruptible service than facilities in other parts of the state. While significant efforts continue to market western-zone capacity, Questar Pipeline also is considering other options, including sale or alternative uses.

TRANSCOLORADO PIPELINE

A Questar Pipeline subsidiary, Questar TransColorado, and its partner in the TransColorado Transmission company, KN TransColorado, are involved in a complex lawsuit pending in a Colorado state district court. At the center of the lawsuit is the validity of a contractual right claimed by Questar TransColorado to put its 50% interest to KN TransColorado during the 12-month period beginning March 31, 2001. The current value of the put is estimated at $118 million. The parties entered into a standstill agreement that preserves the claims made by Questar and KN TransColorado pending the resolution of the litigation.

LEADER IN CUSTOMER GROWTH

On December 31, 2000, Questar gave notice of its election to exercise its contractual right to sell its 50% interest in TransColorado to KN. The parties have engaged in extensive discovery proceedings and used a special master to review some issues raised in discovery.

QUESTAR GAS

Questar Gas added 27,271 customers during 2001, the largest single-year growth in company history. Questar Gas purchased Utah Gas Service, the state's only other private natural gas-distribution company, as well as Wyoming Industrial Gas. The transactions–valued at $10.9 million–included about 10,500 customers in several communities in eastern Utah and Wyoming.

Customer growth in traditional service areas remained healthy, although moderately lower than the past three years. Utah's economy was affected by the national economic downturn, with unemployment surpassing 4% for the first time in more than a decade.

TRANSPORTATION VOLUMES


325
300
275
250
225
200
MMDTH
97
98
99
00
01
YEAR

COMPETITIVE RATES

Questar Gas customers continued to enjoy nearly the lowest rates in the nation. Rates rose sharply at the beginning of the year due to tight natural gas supplies nationally. Questar Gas purchases roughly one-half of its supplies on the open market, and the higher costs were passed on to customers without mark-up. Questar Gas does not profit from higher gas prices. Customer rates have declined significantly since mid-2001 as market prices for natural gas have returned to historic levels. Reflecting lower purchased-gas costs, Questar Gas filed for and implemented two purchased-gas rate reductions totaling $185 million in the second half of the year. Rates at the beginning of 2002 were 25% lower than a year earlier. Questar conducted an aggressive advertising campaign to keep customers informed about the causes of the rate volatility and the prospect for further declines.

Questar Gas's competitive rate position reflects a highly efficient distribution system and availability of low-cost company-owned supplies.

DISTRIBUTION FINANCIAL AND OPERATING HIGHLIGHTS

dollars in millions

	2001	2000	1999
Revenues	**$704.1**	$536.8	$449.9
Operating income	**58.4**	56.4	45.3
Net income	**25.9**	24.2	19.2
Capital expenditures	**78.8**	65.8	68.4
Deliveries *in MMdth*			
Residential and commercial sales	**83.7**	83.4	82.2
Industrial sales	**10.7**	10.3	9.8
Industrial transportation	**54.6**	54.8	51.7
Total	**149.0**	148.5	143.7
Heating-degree days *versus normal*	**-2%**	-4%	-5%
Customers	**731,900**	704,629	686,317
Customer-growth rate	**3.9%**	2.7%	3.5%
Utility-owned gas reserves *in bcf*	**405.7**	379.0	353.7

TRANSMISSION FINANCIAL AND OPERATING HIGHLIGHTS

dollars in millions

	2001	2000	1999
Revenues	**$124.9**	$119.1	$112.2
Operating income	**59.3**	56.9	54.4
Net income *(loss)*	**29.7**	29.8	(8.4)
Net income before write-down	**29.7**	29.8	22.9
Capital expenditures	**256.7**	43.0	50.4
Transmission throughput *in MMdth*	**312.8**	275.2	253.5
Clay Basin storage working gas *in bcf*	**51.3**	51.3	51.3

RATES REMAIN AMONG LOWEST IN NATION

Another Questar affiliate, Wexpro, manages and develops the utility reserves under a unique agreement with regulators in Utah and Wyoming. Wexpro supplied 44% of Questar Gas's total requirements in 2001, at an average delivered-to-pipeline cost well below other sources. At the end of 2001, company gas reserves totaled 405.7 bcf, an 11-year supply at present production rates.

EFFICIENCY REWARDED

According to a year 2000 study by the American Gas Association, Questar Gas ranked in the top 25% in two key productivity measures–customers served per employee and operating-and-maintenance expense per customer. The utility's delivery cost–from receipt "gates" to the end-use customer–also compared favorably with other gas utilities.

To lower administrative costs, Questar Regulated Services–a holding company–provides accounting, engineering and other administrative services to Questar Pipeline and Questar Gas. Questar Gas service functions, such as customer-information calls and dispatching, were consolidated and centralized, and various service centers were closed. Technology improvements and process redesign have contributed to lower costs without sacrificing customer satisfaction.



QUESTAR GAS IS AN EFFICIENCY LEADER IN AREAS SUCH AS CUSTOMERS SERVED PER EMPLOYEE.

Questar Gas continued a multi-year conversion to automated meter reading, which reduces personnel costs. Approximately 280,000 meters –one-third of the total–now transmit usage data via radio signals to passing vans.

QUESTAR ENERGY SERVICES

Questar Energy Services (QES) reported net income of $900,000 in 2001, largely attributable to a transaction that restructured the company's interest in a home-security product. QES offers a variety of nonregulated products and services, primarily in Questar's traditional markets. Product offerings include: gas measurement, automation and laboratory services, utility installation and infrastructure services, temporary natural gas-heating equipment sales and rentals, and appliance financing. QES also has started to develop and manage nonregulated energy and utility projects for commercial, industrial and municipal customers.

In 2001, QES launched a business to provide fueling infrastructure for vehicles and stationary equipment using natural gas and other alternative fuels. Questar Gas has installed over 80 such facilities in its Utah/Wyoming service territory. QES will focus on nonregulated installations in a broader market area.

OUTLOOK

Questar Regulated Services' strategies capitalize on serving one of the nation's fastest growing gas markets and some of the most active gas-supply basins. Strategies support the corporate objectives of expanding and extending the pipeline system, developing the preferred Rockies hub, maintaining a strong balance sheet and managing regulatory risk. Key strategies include:

- **Expanding the core transmission system to capitalize on growth in transportation demand.** Questar Pipeline conducted open seasons confirming market interest in additional transmission and storage capacity. In 2002, the company intends to firm up this support with long-term contracts.

- **Making transportation and storage services more flexible and valuable to the marketplace.** The company will focus on developing the hub concept and salt-cavern storage project in southwestern Wyoming.

- **Improving returns on capital, particularly for Questar Gas.** New customer connections are expected to range between 16,000 and 18,000 a year for the next several years. The company is exploring ways to accelerate recovery of investment in residential and industrial connections. The company may seek rate adjustments to compensate for fluctuating usage per customer.

2002 CAPITAL EXPENDITURES

Projected 2002 capital expenditures include $55 million to expand the gas-distribution system, $72 million for transmission and storage projects, and $38 million for other activities.

ECONOMIC OUTLOOK

According to the State of Utah Economic Overview, a predicted slowdown in the Utah economy became pronounced after the September 11th terrorist attacks. Utah's 4.4% unemployment rate for 2001 was a nine-year high, although below the national average. The state's predicted economic performance in 2002 appears similar to that of 2001. Assuming a national economic recovery, the Utah economy should rebound and return to a moderate growth path by year end. Housing starts are projected at 15,400 in 2002, increasing to 16,000 the following year.



SALT LAKE CITY—HOST CITY FOR THE 19TH WINTER OLYMPIC GAMES—IS THE CENTER OF QUESTAR GAS'S FAST GROWING RETAIL GAS-DISTRIBUTION MARKET. CUSTOMER GROWTH REACHED 3.9% IN 2001, INCLUDING THE ACQUISITION OF DISTRIBUTION SYSTEMS IN EASTERN UTAH AND SOUTHWESTERN WYOMING.



CORPORATE NEWS



For 17 days in February 2002, the Olympic torch – seen by an estimated worldwide television audience of 3.5 billion – burned brightly with natural gas supplied by Questar. The company was the official natural gas supplier for the 19th Olympic Winter Games and Paralympics in Salt Lake City. While the flame was the most visible symbol of Questar's Olympic involvement, more than 100 company volunteers provided a variety of support services.

Questar's support began in 1989 when management–under the leadership of Don Cash and Nick Rose–concluded the games would benefit Questar shareholders by stimulating regional economic development, showcasing Utah, and improving the region's quality of life. That year, the company sponsored a statewide torch relay credited with generating vital public enthusiasm for Utah's campaign to secure the games.

In 1999–after Utah's selection to host the 2002 Games–Questar was among the first three Utah companies to become official suppliers. The Salt Lake Organizing Committee published a newspaper ad with a headline, "Meet Some of Utah's Olympic Heroes." The ad showed representatives from the three sponsoring companies standing on a podium decorated with the Salt Lake 2002 Olympic logo. "There is no victory stand for Olympic sponsors or suppliers, but we'd like them to take a bow," the ad read.

Questar also installed gas-distribution lines to various Olympic venues, and the lines will remain in service. Company volunteers donated thousands of hours of personal time to assist with accrediting athletes, media representatives and suppliers.



FUELING THE OLYMPIC FLAMES

QUESTAR SUPPLIED GAS FOR THE OLYMPIC CAULDRON AT THE SALT LAKE 2002 OLYMPIC STADIUM AT THE UNIVERSITY OF UTAH (ABOVE RIGHT) AND THE MEDALS PLAZA IN DOWNTOWN SALT LAKE CITY. THE U.S. HOCKEY TEAM THAT WON THE GOLD MEDAL IN 1980 IS SHOWN LIGHTING THE OLYMPIC CAULDRON DURING THE OPENING CEREMONIES.

CORPORATE NEWS

COMMUNITY INVOLVEMENT

In addition to Olympic-related activities, Questar volunteers participated in numerous community-service projects in 2001. Activities included installing a new playground at a camp for people with disabilities and special medical needs; refurbishing a Salt Lake City zoo; conducting food drives for local food banks; and gathering Christmas gifts for underprivileged children at Utah and Wyoming elementary schools.

Questar follows industry practices in donating a specific percentage of annual earnings to charitable, educational and cultural-arts endeavors. In 2001, corporate contributions exceeded $900,000, benefiting over 200 organizations. The company has received recognition for establishing foundations to benefit various colleges, universities and performing-arts groups.

MANAGEMENT CHANGES

During the corporation's 2001 Annual Meeting of Shareholders, five directors were elected to new three-year terms. They were: Teresa Beck, former president of American Stores and company director since 1999; R.D. Cash, Questar chairman and chief executive officer and company director since 1977; Gary G. Michael, retired chairman and chief executive officer of Albertson's Inc., and director since 1994; Gary L. Nordloh, Questar executive vice president, president and chief executive officer of Questar Market Resources, and Questar director since 1996; and Scott S. Parker, retired president and chief executive officer of Intermountain Health Care, Inc., and Questar director since 1997.

James A. Harmon, former chairman and president of the Export-Import Bank of the United States, rejoined the board in June 2001. Harmon served as a Questar director from 1976 to 1997, when he accepted the positions at the Export-Import Bank. Charles B. Stanley was named executive vice president and chief operating officer of Questar Market Resources, and senior vice president, business development, Questar Corporation, in February 2002. He previously served as president and chief executive officer of El Paso Oil & Gas Canada.

Four officers were promoted to the position of senior vice president, including:

Connie C. Holbrook, senior vice president, Questar Corporation, who also serves as corporate secretary and general counsel; Stephen E. Parks, senior vice president, Questar Corporation, also corporate treasurer and chief financial officer; Alan K. Allred, senior vice president, Questar Regulated Services; and Susan Glasmann, senior vice president, Questar Regulated Services.

Brent L. Adamson was named vice president, ethics, compliance and audit, Questar Corporation. Jay B. Neese was appointed assistant vice president, operations, for Questar Exploration and Production.



CORPORATE MANAGEMENT

Ruland J. Gill, *assistant vice president, government relations;* **Brent L. Adamson**, *vice president, ethics, compliance and audit;* **R. Curtis Burnett**, *vice president, public affairs;* **Connie C. Holbrook**, *senior vice president, general counsel, corporate secretary;* **Stephen E. Parks**, *senior vice president, treasurer and chief financial officer;* **Glenn H. Robinson**, *vice president, chief information officer, Questar, and president, chief executive officer, Questar InfoComm*

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS

SUMMARY

Questar Corporation reported earnings of $158.2 million for 2001, up 6% compared with earnings for 2000. Following is a year-to-year comparison of net income (loss) by line of business.

(dollars in thousands, except per-share amounts)	2001	2000	CHANGE	PERCENTAGE
Questar Market Resources	**$101,134**	$77,808	$23,326	30%
Questar Regulated Services	**58,445**	54,332	4,113	8%
Corporate and Other Operations	**(1,393)**	17,337	(18,730)	(108%)
	$158,186	$149,477	$ 8,709	6%
Earnings per diluted common share	**$ 1.94**	$ 1.85	$ .09	5%

Questar Market Resources' net income rose 30% in 2001 compared with 2000 driven by a 53% increase in earnings from exploration and production operations and a 16% increase in Wexpro's earnings from gas-development operations. In 2001, gas and oil reserves grew 62% after production to nearly 1.2 Tcfe.

Questar Regulated Services reported an 8% increase in earnings for 2001 compared with the prior year. The number of distribution customers grew by 3.9%, partially offset by lower gas usage per customer and higher bad debt expense. An increase in transportation capacity demand was offset by ongoing legal costs and operating losses from the TransColorado partnership.

Corporate and Other Operations, dominated by information-technology and web-hosting activities, reported a net loss in 2001, which corresponded with the steep decline in business activity in the electronic-business and internet sectors. In addition, weak market values in the internet sector caused a net loss from securities transactions in 2001.

On July 1, 2001, Questar elected to change its accounting method for gas and oil properties from the full cost method to the successful efforts method. Prior years financial statements have been restated in an amended Form 10-K filed for the year ended December 31, 2000. Previously reported earnings decreased $7.2 million ($.09 per share) and $2 million ($.03 per share) for the years ended December 31, 2000 and 1999, respectively.

NET CASH FLOW FROM OPERATIONS


197.6
227.3
372.7

CAPITAL EXPENDITURES


984
262
208

CAPITALIZATION


2,078
1,346
1,465
1,630
1,667
60%
58%
55%
57%
52%

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

ABBREVIATIONS

AFUDC
Allowance for funds used during construction.

Bbl
Barrel.
One barrel is the equivalent of 42 standard U.S. gallons.

Btu
British thermal unit.
The amount of energy required to raise the temperature of one pound of water one degree Farenheit.

Dth
Decatherm or ten therms.
One decatherm equals one million Btu, the approximate heat content of one thousand cubic feet of gas. In Questar's system, a thousand cubic feet of natural gas contains approximately 1.036 decatherms.

M as in **Mbbl, Mcf, Mdth, etc.**
Thousand units.

MM as in **MMbbl, MMcf, etc.**
Million units.

Mcf
Thousand cubic feet.

Bcf
Billion cubic feet.

Tcf
Trillion cubic feet.

NGL
Natural Gas Liquids.

NYMEX
New York Merchantile Exchange.

GLOSSARY

Degree Days
A measure of the number of degrees the average daily outside temperature is below 65° F.

Development Well
A well drilled into a known producing formation in a previously discovered field.

Equivalent (e) as in **Mcfe, Mdthe**
Oil volumes are converted to natural gas equivalents using the ratio of one barrel of crude oil to 6,000 cubic feet of natural gas.

Exploratory Well
A well drilled into a previously untested geologic structure to determine the presence of oil or gas.

Hedging
The process of reducing financial exposure to changing commodity prices and interest rates.

Proved Reserves
Oil or gas that has been discovered and determined to be recoverable under existing economic and operating conditions.

FINANCIAL REVIEW CONTENTS

RESULTS OF OPERATIONS

QUESTAR MARKET RESOURCES

Market Resources (QMR) conducts Questar's exploration and production, gas development, gathering, processing and marketing activities. Following is a summary of financial results and operating information.

YEAR ENDED DECEMBER 31,	2001	2000	1999
(in thousands)			
Operating Income			
Revenues			
Natural gas sales	**$226,656**	$193,359	$125,245
Oil and NGL sales	**59,482**	59,901	41,521
Cost-of-service gas operations	**89,934**	74,492	61,705
Energy marketing	**337,845**	379,760	243,296
Gas gathering and processing	**26,776**	29,278	22,341
Other	**5,704**	5,263	4,203
Total revenues	**746,397**	742,053	498,311
Operating expenses			
Energy purchases	**324,124**	369,752	239,201
Operating and maintenance	**112,087**	106,761	79,719
Exploration	**6,986**	7,917	5,321
Depreciation, depletion and amortization	**92,678**	85,025	73,028
Abandonment and impairment of oil and gas properties	**5,171**	3,418	7,535
Production and other taxes	**43,125**	36,262	21,516
Wexpro settlement agreement—oil-income sharing	**2,885**	4,758	2,292
Total operating expenses	**587,056**	613,893	428,612
Operating income	**$159,341**	$128,160	$ 69,699
Operating Statistics			
Production volumes			
Natural gas (in MMcf)	**70,574**	68,963	62,712
Oil and NGL (in Mbbl)			
Questar E & P, SEI	**2,500**	2,225	2,311
Wexpro	**467**	521	555
Production revenue			
Natural gas (per Mcf)	**$ 3.21**	$ 2.80	$ 2.00
Oil and NGL (per bbl)			
Questar E & P, SEI	**$ 19.22**	$ 20.50	$ 13.92
Wexpro	**$ 24.49**	$ 27.43	$ 16.84
Wexpro investment base, net of deferred income taxes (in millions)	**$ 161.3**	$ 124.8	$ 108.9
Energy-marketing volumes (in Mdthe)	**91,791**	105,632	112,982
Natural gas-gathering volumes (in Mdth)			
For unaffiliated customers	**91,729**	92,969	84,961
For Questar Gas	**37,161**	36,791	32,050
For other affiliated customers	**27,049**	25,068	19,659
Total gathering	**155,939**	154,828	136,670
Gathering revenue (per dth)	**$ .13**	$ .13	$ .15

Revenues

Revenues were 1% higher in 2001 when compared with 2000 as a result of increased production, higher gas prices and increased investment in gas-development activities. QMR's production increased to 85.6 Bcfe in 2001 compared with 82.3 Bcfe in 2000 due to the acquisition of Shenandoah Energy Inc. (SEI) on July 31, 2001. Gas production increased 2% over year earlier levels while average realized selling prices rose 15%. Production of oil and natural gas liquids (NGL) rose 12%, excluding Wexpro. Energy-marketing volumes dropped 13% in 2001 compared with 2000. In 2001, declining prices for plant products and higher gas prices were responsible for reduced revenues and lower margins from processing plants.

QMR enters hedging transactions to support earnings targets and to protect earnings from downward moves in commodity prices. In 2001, approximately 59% of equity gas production and 58% of oil production, excluding Wexpro, was hedged. This compares with 2000 when approximately 53% of gas production and 73% of oil production was priced under hedging contracts. In 2001, the average price received from hedging transactions was $2.99 per Mcf of gas, net to the well, and $18.28 per bbl of oil, net to the well. Hedging activities reduced 2001 revenues from gas sales by $44.7 million and oil sales by $9.8 million.

Revenues from cost-of-service operations were 21% higher in both 2001 and 2000 when compared with prior years. Wexpro operates and develops oil and natural gas properties on behalf of Questar Gas and receives a return on its investment in successful wells in addition to being reimbursed for operating expenses. The natural gas produced from these properties is delivered to Questar Gas at Wexpro's cost of service. Oil is sold at market prices. Any net income from oil sales remaining after recovery of expenses and Wexpro's return on investment is shared between Wexpro and Questar Gas. Questar Gas's portion is reported as oil-income sharing on the income statement. Wexpro's investment base, net of deferred income taxes, grew 29% and 15% in 2001 and 2000, respectively. The average return on investment base was 19.7% in 2001 and 19.5% in 2000.

Revenues increased 49% in 2000 when compared with 1999 due primarily to higher energy prices and increased gas production. Natural gas prices began rising in the second half of 2000 and spiked in the first quarter of 2001 due to an energy shortage in the western United States. Natural gas production rose 10% as a result of acquiring Canadian producing properties in January 2000.

Operating expenses

Operating and maintenance (O & M) expenses were 5% higher in 2001 when compared with 2000 due primarily to an increase of the number of gas and oil properties operated following the acquisition of SEI. O & M expenses increased 34% in 2000 compared with 1999 due primarily to an increase in the number of gas and oil properties and to the costs of litigating and settling a major lawsuit. Exploration expense, largely a function of drilling dry exploratory wells, decreased 12% in 2001 after increasing 49% in 2000. Depreciation, depletion and amortization expense (D D & A) increased 9% in 2001 due to a 4% increase in gas and oil production and a higher average rate. The average D D & A rate for oil and gas properties was $.83 per Mcfe for 2001, up from $.78 per Mcfe in 2000 and $.71 per Mcfe in 1999. Production and other taxes rose 19% in 2001 and 69% in 2000 driven by higher revenues and prices.

Enron exposure

A QMR energy-marketing affiliate has bought and sold natural gas and engaged in energy-trading activities with affiliates of Enron. At the time of Enron's announced plan and filing to seek protection under bankruptcy laws, Enron owed QMR $3 million for gas purchased from QMR and QMR owed Enron $.8 million for gas purchased from Enron. It is the opinion of QMR's counsel that these transactions may be netted. QMR has reserved the net amount of these balances or $1.4 million.

Nonregulated gas and oil reserves

In 2001, gas and oil reserves grew 62% after production to nearly 1.2 Tcf through a combined strategy of acquiring reserves and a successful drilling program. QMR achieved a 631% reserve replacement ratio in 2001 compared with 261% in 2000. QMR acquired 415 Bcfe of proved gas and oil reserves in the SEI acquisition. Reserve additions, revisions and purchases, and sales in place, amounted to 540 Bcfe in 2001. In January 2001, QMR completed the sale of 290 producing properties and a gas gathering system in the Midcontinent. Daily production volumes approximated 4.3 MMcf of gas and 180 bbl of oil.

The five-year average finding cost was $.85 per Mcfe in 2001 compared with $.86 in 2000 and $.90 in 1999, excluding Wexpro's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

QUESTAR REGULATED SERVICES

Regulated Services (QRS) conducts Questar's natural gas-distribution, transmission, storage and nonregulated energy services.

Natural Gas Distribution

Questar Gas conducts natural gas distribution. Following is a summary of financial results and operating information:

YEAR ENDED DECEMBER 31,	2001	2000	1999
(in thousands)			
Operating Income			
Revenues			
Residential and commercial sales	**$618,451**	$467,293	$396,882
Industrial sales	**56,200**	38,993	28,938
Industrial transportation	**7,233**	6,968	6,594
Other	**22,229**	23,508	17,523
Total revenues	**704,113**	536,762	449,937
Natural gas purchases	**498,545**	334,193	257,265
Margin	**205,568**	202,569	192,672
Operating expenses			
Operating and maintenance	**103,427**	101,486	103,308
Depreciation and amortization	**35,030**	34,450	36,426
Other taxes	**8,729**	10,213	7,625
Total operating expenses	**147,186**	146,149	147,359
Operating income	**$ 58,382**	$56,420	$ 45,313
Operating Statistics			
Natural gas volumes (in Mdth)			
Residential and commercial sales	**83,650**	83,373	82,201
Industrial deliveries			
Sales	**10,684**	10,314	9,823
Transportation	**54,624**	54,836	51,643
Total industrial	**65,308**	65,150	61,466
Total deliveries	**148,958**	148,523	143,667
Natural gas revenue (per dth)			
Residential and commercial	**$ 7.39**	$ 5.60	$ 4.83
Industrial sales	**5.26**	3.78	2.95
Transportation for industrial customers	**.13**	.13	.13
System natural gas cost (per dth)	**$ 4.92**	$ 3.54	$ 2.61
Heating degree days (normal 5,609)	**5,487**	5,402	5,317
Warmer than normal	**2%**	4%	5%
Usage per customer (dth)	**121.0**	126.2	128.5
Number of customers at December 31			
Residential and commercial	**730,579**	703,306	684,950
Industrial	**1,321**	1,323	1,367
	731,900	704,629	686,317

Margin (revenues less natural gas purchases)

Questar Gas's margin was 1% higher in 2001 when compared with 2000 and 5% higher in 2000 when compared with 1999. The higher margins were primarily the result of a $13.5 million annualized general-rate increase in Utah, effective August 11, 2000, and a 3.9% larger customer base. An acquisition of two small distribution systems accounted for 10,500 of the 27,271 increase in customers.

Usage per residential customer has been steadily declining for the past several years in large part as a result of higher energy prices and more energy-efficient appliances and home construction. Usage, calculated on a temperature adjusted basis, has decreased by 4%, 2% and 1% in 2001, 2000 and 1999, respectively. Temperatures in 2001 were near normal; however, temperatures have been warmer than normal for nine of the last ten years. The financial impact of actual weather variations from normal are minimized by a weather-normalization adjustment in rates.

Industrial deliveries were flat in 2001 and 6% higher in 2000. An increase in natural gas volumes used to generate electricity more than offset lower deliveries to a major regional steel producer. In 2002, the steel producer announced plans to reorganize under protection of bankruptcy laws. Margins from gas delivered to industrial customers are substantially lower than from gas delivered to residential and commercial customers.

A significant increase in purchased-gas costs in the second half of 2000 and the first quarter of 2001 resulted in higher charges to customers but did not directly affect the margin. The recovery of gas costs is authorized through rate regulation in Utah and Wyoming. Gas costs in Utah rates, which peaked at $4.67 per dth in a January 1, 2001, filing, have subsided to $2.68 per dth in a January 1, 2002, gas-cost filing. In 2001, 44% of Questar Gas's supplies came from company-owned reserves, which cost less than gas purchased fro third-party suppliers.

Operating expenses

O & M expenses were 2% higher in 2001 due largely to a $3.7 million increase in bad-debt expenses that more than offset labor savings from a fourth-quarter 2000 early-retirement program. An economic recession, increased number of bankruptcies and higher energy costs resulted in more frequent collection problems. O & M expenses were 2% lower in 2000 when compared with 1999 due to lower legal costs and reduced information-technology expenses. Depreciation expense increased 2% in 2001 due to capital spending. Depreciation expense was $2.8 million lower in 2000 due to investments in several information systems being fully depreciated. In 2000, other taxes increased when compared with 1999 because of a $1.4 million adjustment of prior-year taxes.

Natural Gas Transmission

Questar Pipeline conducts natural gas-transmission, storage and processing. Following is a summary of financial results and operating information:

YEAR ENDED DECEMBER 31,	2001	2000	1999
(in thousands)			
Operating Income			
Revenues			
Transportation	**$ 77,002**	$ 72,547	$ 69,885
Storage	**37,828**	37,711	37,647
Processing	**7,543**	6,763	3,570
Other	**2,520**	2,055	1,058
Total revenues	**124,893**	119,076	112,160
Operating expenses			
Operating and maintenance	**47,244**	43,761	38,534
Depreciation and amortization	**15,407**	15,391	16,743
Other taxes	**2,920**	3,071	2,488
Total operating expenses	**65,571**	62,223	57,765
Operating income	**$ 59,322**	$ 56,853	$ 54,395
Operating Statistics			
Natural gas transportation volumes (in Mdth)			
For unaffiliated customers	**195,610**	158,604	135,886
For Questar Gas	**110,259**	108,183	105,499
For other affiliated customers	**6,892**	8,370	12,153
Total transportation	**312,761**	275,157	253,538
Transportation revenue (per dth)	**$ .25**	$ .26	$ .28

Revenues

Transportation volumes rose 14% in 2001 to reach 313 million dth after posting a 9% increase to 275 million dth in 2000. Not only are the volumes of gas increasing, but the proportion of firm volumes to interruptible volumes is increasing. Firm transportation volumes—customers who pay a fixed rate to reserve a portion of pipeline capacity—increased to 94% of the total in 2001 compared with 92% the previous year. The increase in firm transportation reflects a growing demand for gas for power generation. Main Line 104, a 77-mile extension in central Utah with a 272,000 dth-per-day capacity, began operations in November 2001 and is fully subscribed.

As of December 31, 2001, approximately 77% of Questar Pipeline's transportation system was reserved by firm-transportation customers under contracts with varying terms and lengths. Questar Gas continues to be Questar Pipeline's single largest transportation customer accounting for 70% of the demand charges collected. Questar Gas has reserved transportation capacity of approximately 899,000 dth per day, representing 61% of the total reserved daily-transportation capacity as of December 31, 2001. Questar Gas's transportation contracts have been extended with initial terms ending in 2006 to 2017.

A THE HUB of Western Energy Development

Revenues from storage operations remained unchanged in the three years ending December 31, 2001. Questar Pipeline's primary storage facility at Clay Basin has been 100% subscribed under long-term contracts for several years. A majority of the storage contracts have terms in excess of eight years. The Clay Basin storage facility in eastern Utah was last expanded by 5 Bcf in May of 1998. Questar Gas has contracted for 26% of firm-storage capacity for terms extending from 2008 to 2019.

A processing plant owned by Questar Transportation Services, which removes carbon dioxide from a portion of the gas stream, completed its second year of operation in 2001.

Operating expenses

O & M expenses increased 8% in 2001 compared with 2000 due primarily to rising legal costs and information-system maintenance. These increases more than offset labor savings from an early-retirement program offered in the fourth quarter of 2000. Higher legal costs and a full year of expenses associated with a gas-processing plant were responsible for the 14% increase in O & M expense in 2000 compared with 1999. The estimated useful life of a processing plant that removes carbon dioxide from the gas stream was increased from 10 to 20 years resulting in a $1.3 million reduction of depreciation expense in 2000. Because processing fees are determined on a cost-of-service basis, the lower depreciation expense resulted in a $1.3 million refund to Questar Gas, the primary customer of processing services.

TransColorado litigation

Questar TransColorado, Inc. (QTC), a subsidiary of Questar Pipeline, and KN TransColorado, Inc., (KNTC), a subsidiary of Kinder Morgan, are partners in TransColorado Gas Transmission Company (TransColorado). The partners are involved in a complex lawsuit, pending in a Colorado state district court. At the center of the lawsuit is the validity of a contractual right claimed by QTC to put its 50% interest in TransColorado to KNTC during the 12-month period beginning March 31, 2001. The amount that QTC believes it is entitled to under the put is $118 million. QTC and KNTC entered a standstill agreement regarding various issues in the litigation. QTC provided notice to KNTC that it elected to put its interest in TransColorado as of March 31, 2001, were it not for the provisions of the standstill agreement. *The trial is scheduled to commence on April 1, 2002.*

CORPORATE AND OTHER OPERATIONS

This business segment is responsible for information-technology and communications services and corporate administration.

YEAR ENDED DECEMBER 31,	2001	2000	1999
(in thousands)			
Operating Income			
Revenues	**$67,772**	$73,409	$57,679
Operating expenses			
Cost of products sold	**25,949**	24,640	9,651
Operating and maintenance	**35,127**	33,506	37,516
Depreciation and amortization	**6,183**	5,937	5,837
Amortization of goodwill	**2,224**	1,653	116
Other taxes	**1,144**	1,073	1,071
Total operating expenses	**70,627**	66,809	54,191
Operating income (loss)	**($ 2,855)**	$ 6,600	$ 3,488

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

Revenues

Revenues decreased 8% in 2001 caused by a decline in internet services, electronic business and information technology services. The gross margin on products and services sold amounted to $5.4 million, $7 million and $1.1 million in 2001, 2000 and 1999, respectively.

Operating expenses

O & M expenses were 5% higher in 2001 when compared with 2000 because of a $1.8 million restructuring charge recorded by Consonus, a subsidiary of Questar InfoComm. O & M expenses were 11% lower in 2000 when compared with 1999. A $2.9 million charge associated with an early-retirement program was recorded in 1999 when 50 employees elected to retire. Labor savings from the workforce reduction was approximately $2.8 million in 2000. Amortization of goodwill resulted from the acquisition of Consonus in 2000. After January 1, 2002, amortization of goodwill will no longer be permitted under new accounting rules. Instead goodwill will be subjected to a yearly test to determine if the book value exceeds a calculated fair value. It is likely that all or a portion of the $18.2 million of goodwill at Consonus will be impaired under this new test.

CONSOLIDATED OPERATING RESULTS

Revenues

Consolidated revenues increased 14% in 2001 compared with 2000 as a result of higher gas prices and gas production for exploration and production operations, and a higher gas-cost component in natural gas-distribution rates. Reduced oil and NGL production and energy-marketing volumes resulted in lower revenues from these activities in 2001. Consolidated revenues rose 37% in 2000 compared with 1999 as a result of higher energy prices, a 10% increase in gas produced from nonregulated sources and a boost in revenues from e-commerce business. Higher energy prices increased revenues from gas and oil production, energy marketing, natural gas distribution and gas processing.

Cost of natural gas and other products sold

Gas costs rose significantly in the first quarter of 2001 when a majority of natural gas distribution sales occur. By the end of 2001, gas costs had fallen dramatically from a first-quarter high point. The increase in energy prices began in the last half of 2000 precipitated by an energy shortage in the western United States. The cost of natural gas purchased for resale to distribution customers and energy-marketing transactions increased significantly.

Operating and maintenance

O & M expenses increased by 8% in 2001 compared with 2000 as a result of an increase in the number of gas and oil properties operated by QMR as a result of acquiring SEI, higher bad-debt expenses, legal costs and software-program maintenance. O & M expenses increased by 14% in 2000 when compared with 1999 because of the increase in the number of producing properties, litigation and settlement of a major lawsuit involving affiliates of QMR, and a lawsuit involving affiliates of Questar Pipeline.

Depreciation, depletion and amortization

D D & A increased 6% in 2001 when compared with 2000 as a result of increased gas production and investment in depreciable assets. The average D D & A rate for oil and gas wells was $.83 per Mcfe in 2001, up from $.78 per Mcfe in 2000. D D & A increased 8% in 2000 when compared with 1999 and the average D D & A rate for oil and gas wells was $.78 per Mcfe in 2000, up from $.71 per Mcfe in 1999. Software that reached the end of its depreciable life and an increase in the estimated useful life of a processing plant resulted in a $4.1 million reduction of 2000 depreciation expense.

Exploration and abandonment and impairment of oil and gas properties

Exploration expense decreased in 2001compared with 2000 because of a reduction in the number of dry exploratory wells drilled. Leasehold impairments increased in 2001. Exploration expense increased 49% in 2000 compared with 1999 primarily as a result of drilling dry exploratory wells.

Production and other taxes

Production and property taxes increased in 2001 and 2000 because of higher revenues from rising gas prices and production. Rising property values caused higher property taxes in 2000.

Interest and other income

Gains from selling nonstrategic properties amounted to a $21.8 million pretax gain in 2001 and $13.5 million after-tax. Gains from selling securities of other companies were a prominent part of interest and other income recorded in 2000 and 1999. However, the level of securities sales dropped in 2001 and 2000 because of the general decline in market value of technology companies. In 2001, the other-than-temporary decline in the market value of technology stock held by the Company resulted in a $1.5 million write down. Sales of securities generated a pretax gain of $26.5 million ($16.3 million after-tax) in 2000 and a pretax gain of $60.7 million ($36.9 million after-tax) in 1999.

YEAR ENDED DECEMBER 31, (in thousands)	2001	2000	1999
Gain (loss) from property sales	$21,753	($ 1,784)	$ 6,242
Gain (loss) from securities transactions	(1,461)	26,523	60,720
Interest income and other earnings	4,725	7,621	7,367
Minority interest	1,725	104	(26)
Allowance for other funds used during construction	5,481	4,476	2,017
Returns earned on working-gas inventory and gas-balancing account	4,800	2,523	2,380
Total	$37,023	$39,463	$78,700

Operations of unconsolidated affiliates

Earnings from unconsolidated affiliates, partnerships in which the Company holds an interest but are not consolidated for financial reporting purposes, were lower in 2001 because of TransColorado's $2.2 million operating loss. No TransColorado operating losses were reported in 2000 and Questar's share of TransColorado's operating loss for 1999 was $5.9 million.

Debt expense

In 2001, lower short-term interest rates were more than offset by increased borrowings resulting in an increase in debt expense. In 2000, interest expense increased due to higher short- and long-term borrowing and higher interest rates.

Income taxes

The effective combined federal, state and foreign income-tax rate was 35.8% in 2001, 34.4% in 2000 and 32.5% in 1999. Income-tax rates were below the combined statutory rate of about 38% primarily due to non-conventional fuel credits, which amounted to $6.8 million in 2001, $6.5 million in 2000 and $7.2 million in 1999. In addition, a Colorado state income-tax credit derived from conducting business in a designated enterprise zone reduced state income taxes by $3.2 million in 2000.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

YEAR ENDED DECEMBER 31,	2001	2000	1999
(in thousands)			
Net income	**$158,186**	$149,477	$ 96,852
Non-cash adjustments to net income	**177,914**	173,428	135,981
Changes in operating assets and liabilities	**36,615**	(70,838)	(25,502)
Net cash provided from operating activities	**$372,715**	$252,067	$207,331

Net cash provided from operating activities increased 48% in 2001 when compared with 2000 due primarily to changes in operating assets and liabilities and higher net income. Increased cash flows in 2001 resulted from collecting accounts receivable and interest-bearing deposits with energy brokers. Net cash provided from operating activities increased 22% in 2000 compared with 1999 due largely to higher net income.

INVESTING ACTIVITIES

Capital spending amounted to $984.1 million and reflects several large transactions in addition to ongoing plant expansion. The details of capital expenditures are as follows:

YEAR ENDED DECEMBER 31,	2002 FORECAST	2001	2000
(in thousands)			
Questar Market Resources			
Exploratory drilling	$ 500	**$ 4,090**	$ 446
Development drilling	142,600	**188,091**	97,361
Other exploration	2,100	**1,433**	342
Reserve acquisitions	100	**370,068**	65,130
Production	4,700	**7,624**	8,382
Gathering and processing	27,300	**53,914**	3,330
Storage		**11,754**	11,513
General	2,800	**1,533**	855
	180,100	**638,507**	187,359
Questar Regulated Services			
Natural gas distribution			
Distribution system and customer additions	55,100	**62,266**	49,454
General	13,500	**16,525**	16,313
	68,600	**78,791**	65,767
Natural gas transmission			
Transmission system	21,700	**103,218**	15,312
Storage	19,800	**9,389**	333
Partnerships	4,000	**104,701**	9,024
Southern Trails Pipeline	30,000	**32,418**	13,975
Gathering and processing	400	**6,523**	250
General	6,500	**454**	4,141
	82,400	**256,703**	43,035
Other	14,300	**2,860**	1,167
Total Questar Regulated Services	165,300	**338,354**	109,969
Corporate and Other Operations			
Electronic commerce	1,500	**1,033**	12,878
Communications and technology	1,500	**5,012**	1,317
General	27,200	**1,180**	3,619
	30,200	**7,225**	17,814
Total capital expenditures	$375,600	**$984,086**	$315,142

Questar Market Resources

QMR acquired SEI for $403 million, including debt, and received 415 Bcfe of proved oil and gas reserves, gas-processing capacity of 100 MMcf per day, 90 miles of gathering lines, 114,000 net acres of undeveloped leasehold acreage and four drilling rigs. In addition, QMR participated in drilling 337 wells (130 net) that resulted in 113 net gas wells, 10 net oil wells and 7 net dry holes. There were 56 gross wells in progress at year end. The success rate was 95%. QMR invested $7.7 million in the Rendezvous partnership that will provide gas gathering and compression services in southwestern Wyoming.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

Questar Regulated Services

Natural gas distribution

The distribution system was extended by 1,145 miles of main, feeder and service lines to accommodate the addition of 27,271 customers. This includes $10.9 million for the acquisition of two small distribution systems.

Natural gas transmission

Construction was completed on Main Line 104, a 77-mile pipeline in central Utah that cost $95.4 million. Questar Pipeline borrowed $100 million and used the proceeds to repay debt through a wholly-owned subsidiary, Questar TransColorado, Inc. (QTC), owed by TransColorado Gas Transmission Company (TransColorado).

FINANCING ACTIVITIES

Record capital spending and refinancing callable debt to take advantage of low interest rates combined to make 2001 a very active financing year. Net cash provided from operating activities of $372.7 million and proceeds from the sale of non-strategic assets supplied 43% of the funding needed for capital expenditures. The remaining 57% was supplied through short- and long-term debt offerings. QMR borrowed $415 million, $280 million of which was in the form of a short-term bridge loan, to finance its acquisition of SEI. A portion of the bridge loan was subsequently refinanced with a one-year callable commercial-paper note in the amount of $220 million. The commercial-paper note was repaid with the proceeds of $200 million of five-year private placement notes with a 7% interest rate, issued January 16, 2002. The terms of the private-placement notes require registration of the notes with the Securities and Exchange Commission (SEC). A registration statement was filed February 22, 2002, and became effective March 4, 2002. The exchange notes are expected to be issued in April 2002. In March 2001, QMR sold $150 million of 10-year notes with a 7.5% interest rate. Questar Pipeline issued $180 million of 10-year medium-term notes with a weighted-average interest rate of 6.86%. In 2001, Questar Pipeline repaid the remaining balances of its 9-7/8% and 9-3/8% debentures, totaling $115 million with a weighted-average interest rate of 9.5%. In 2001, Questar Gas sold $60 million of 11-year medium-term notes with a 6.3% interest rate.

Short-term borrowings amounted to $405.5 million of commercial paper, including $220 million borrowed by QMR, and $124.7 million of bank loans at December 31, 2001. Included with the bank loans is $100 million borrowed by Questar Pipeline to refinance 50% of a loan held by the TransColorado partnership that matured October 2001. A year earlier, short-term debt included $181.1 million of commercial paper and $28 million of bank loans. The weighted-average interest rate on balances at December 31 was 2.27% in 2001 and 6.68% in 2000. Parent-company commercial-paper borrowings are backed by short-term line-of-credit arrangements and rated P1 and A1 by Moody's and Standard and Poor's, respectively. QMR has an unrated commercial-paper program with a $100 million capacity. Commercial-paper borrowings are limited to and supported by available capacity on QMR's existing revolving credit facility. QMR had a commercial-paper balance of $12.5 million that was included in the total $181.1 million balance at December 31, 2000, and no amounts borrowed under its commercial-paper program at December 31, 2001.

Questar's consolidated capital structure consisted of 48% long-term debt and 52% common shareholders' equity at December 31, 2001. Including short-term debt, leverage increases to 59%. The Company is taking measures to reduce its leverage to the range of 50% and maintain its debt ratings. Moody's and Standard and Poor's have rated the long-term debt of Questar Gas and Questar Pipeline A1 and A+, respectively. Questar Market Resources' debt rating is BBB+ by Standard and Poor's and Baa2 by Moody's.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. Management believes the following accounting policies may involve a higher degree of complexity and judgment.

Successful efforts accounting for gas and oil operations

Under the successful efforts method of accounting, the Company capitalizes the costs of acquiring leaseholds, drilling development wells and successful exploratory wells and purchasing-related support equipment and facilities. The costs of unsuccessful exploratory wells are charged to expense when it is determined that such wells have not located proved reserves. Unproved leaseholds costs are periodically reviewed for impairment. Costs related to impaired prospects are charged to expense. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs associated with production and general corporate activities are expensed in the period incurred. The Company recognizes gain or loss on the sale of properties on a field basis.

Capitalized leasehold costs are depleted on the unit-of-production method based on proved reserves on a field basis. All other capitalized costs associated with oil and gas properties are depreciated on the unit-of-production method based on proved developed reserves on a field basis. The Company engages independent consultants to calculate gas and oil reserves. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available.

Wexpro settlement agreement

Wexpro's operations are subject to the terms of the Wexpro settlement agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's operations and the rate of return that Wexpro will earn for managing Questar Gas's reserves. The agreement was approved by the public service commissions of Utah (PSCU) and Wyoming (PSCW) in 1981 and affirmed by the Supreme Court of Utah in 1983.

Accounting for derivatives

The Company adopted the accounting provisions of Statement of Financial Accounting Standard (SFAS) 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" beginning in January 2001. SFAS 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, the Company is required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in fair value, which result in gains or losses, of a derivative instrument depends on whether such instrument has been designated and qualifies as part of a hedging relationship and, if so, depends on the reason for holding it. As of January 1, 2001, the Company structured virtually all of its energy-derivative instruments as cash-flow hedges. Any changes in the fair value of cash-flow hedges are recorded on the balance sheet until the underlying gas or oil is produced.

The cumulative effect of this accounting change decreased other comprehensive income by $79.4 million (after-tax) and did not have a material effect on income at adoption. Of the cumulative effect recorded in other comprehensive income, $44.6 million (after-tax) was reclassified into the Consolidated Income Statements during 2001.

Revenue recognition

Revenues are recognized in the period that services are provided or products are delivered. The Company's exploration and production operations use the sales method of accounting for gas revenues, whereby revenue is recognized on all gas sold to purchasers. A liability is recorded to the extent that the Company has an imbalance in excess of its share of remaining reserves in an underlying property.

Rate regulation

Rate-regulatory agencies establish rates for the storage, transportation and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment. The financial statements of rate-regulated businesses are presented in accordance with regulatory requirements. Methods of allocating costs to time periods, in order to match revenues and expenses, may differ from those of other businesses because of cost-allocation methods used in establishing rates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Questar's primary market-risk exposures arise from commodity-price changes for natural gas, oil and other hydrocarbons and changes in long-term interest rates. The Company has an investment in a foreign operation that may subject it to exchange-rate risk. QMR also has reserved pipeline capacity for the next several years and is obligated to pay for this capacity, regardless of whether it is able to recover the full cost of these transportation commitments.

HEDGING POLICY

The Company has established policies and procedures for managing market risks through the use of commodity-based derivative arrangements. Primary objectives of these hedging transactions are to support the Company's earnings targets and to protect earnings from falling commodity prices. The Company will target between 50 and 75% of the current year's production to be hedged at or above budget levels by the end of March in the current year. The Company will ladder in these hedges, to reach forward beyond the current year when price levels are attractive. The volume of production hedged and the mix of derivative instruments employed are regularly evaluated and adjusted by management in response to changing market conditions and reviewed periodically by the Board of Directors. Additionally, under the terms of the QMR's revolving-credit facility, not more than 75% of QMR's production quantities can be committed to hedge arrangements. The Company does not enter into derivative arrangements for speculative purposes.

ENERGY-PRICE RISK MANAGEMENT

Oil and natural gas prices fluctuate in response to changes in supply and demand. QMR bears a majority of the risk associated with commodity-price changes and uses hedge arrangements in the normal course of business to limit the risk of adverse price movements. However, these same arrangements usually limit future gains from favorable price movements.

QMR held hedge contracts covering the price exposure for about 70.2 MMdth of gas and 1.1 MMbbl of oil at December 31, 2001. A year earlier the contracts covered 50.5 MMdth of natural gas and 1 MMbbl of oil. The hedging contracts exist for a significant share of equity gas and oil production and for a portion of gas-marketing transactions. The contracts at December 31, 2001, had terms extending through December 2003, with about 75% of those contracts expiring by the end of 2002.

The undiscounted mark-to-market adjustment of financial gas and oil price-hedging contracts at December 31, 2001 was a positive $37.7 million. A 10% decline in gas and oil prices would add $14.8 million to the mark-to-market calculation; while a 10% increase in prices would deduct $14.8 million. The mark-to-market adjustment of gas and oil price-hedging contracts at December 31, 2000, was a negative $98 million. A 10% decline in gas and oil prices at that time would decrease the mark-to-market adjustment by $18.1 million to $79.9 million. Conversely, a 10% increase in prices would have resulted in an $18.1 million negative mark-to-market adjustment to a negative $116.1 million balance at that date. The calculations reflect energy prices posted on the NYMEX, various "into-the-pipe" postings, and fixed prices on the indicated dates. These sensitivity calculations do not consider changes in the fair value of the corresponding scheduled physical transactions (i.e., the correlation between the index price and the price to be realized for the physical delivery of gas or oil production), which should largely offset the change in value of the hedge contracts. Also, the sensitivity measures exclude mark-to-market calculations on physical hedge contracts where settlement is achieved through delivery of the gas or oil as opposed to cash settlements with a counterparty.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTINUED

QUESTAR GAS ENERGY-PRICE RISK MANAGEMENT

Questar Gas will continue to pursue hedging activities to mitigate energy-price fluctuations for gas distribution customers. The PSCU has agreed that the benefits and the costs of hedging are to be included in the purchased-gas adjustment account. The stipulation allows Questar Gas to record mark-to-market adjustments for hedging contracts in the purchased-gas adjustment account. The PSCW also allows the inclusion of hedging activities in the purchased-gas adjustment account.

LIQUIDITY ACCELERATORS

QMR has entered into commodity-price hedging contracts with several counterparties. The counterparties are banks and energy-trading firms. In some contracts the amount of credit allowed before QMR must post collateral for out-of-the-money hedges varies depending on the credit rating of QMR's debt. In cases where this arrangement exists, if QMR's credit ratings fall below investment grade (BBB- by Standard & Poor's or Baa3 by Moodys) counterparty credit generally falls to zero.

Questar sold a parking lot in 2001, and as a condition of the sale, indemnified the buyer for loss of parking rents, costs of restoration of the parking lot and disposal expenses required by any applicable government agency as the result of an environmental study, if contamination exists. The drilling of several test holes in a Phase II environmental study did not locate any hazardous wastes or toxic substances in concentrations requiring remediation. There are no financial limitations on Questar's guaranty.

INTEREST-RATE RISK MANAGEMENT

The Company owed $999.5 million of long-term debt at December 31, 2001, of which $745.5 million was fixed-rate debt. The fair value of fixed-rate debt is subject to change as interest rates fluctuate. The fair value of Questar's long-term debt amounted to $1,011.5 million at December 31, 2001. The Company owed $714.9 million of long-term debt at December 31, 2000, of which $470.5 million was fixed-rate debt. The fair value of Questar's long-term debt amounted to $735.6 million at December 31, 2000. The fair-value calculation was based upon quoted market prices and the discounted present value of cash flows using the Company's current borrowing rates. If interest rates declined by 10%, fair value would increase to $1,053 million in 2001 and $758.4 million in 2000 and interest costs paid on variable-rate long-term debt would decrease about $2.5 million. The sensitivity calculations do not represent the cost to retire the debt securities. The book value of variable-rate debt approximates fair value.

SECURITIES AVAILABLE FOR SALE

Securities available for sale represent equity instruments, primarily of communications and technology companies, traded on national exchanges. The value of these investments is subject to day-to-day market volatility. A 10% change in prices would result in a change in value of $1.4 million in 2001 and $3.3 million in 2000. A majority of the shares held by the Company are trading near cost basis. The SEC has determined that trading below cost basis for two consecutive quarters constitutes an impairment that must be recognized in earnings.

FOREIGN-CURRENCY RISK MANAGEMENT

The Company does not hedge the foreign currency exposure of its foreign operation's net assets and long-term debt. Long-term debt held by the foreign operation amounting to $61.1 million (U.S.) is expected to be repaid from future operations of the foreign company.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may, will, could, expect, intend, project, estimate, anticipate, believe, forecast, or continue" or the negative thereof or variations thereon or similar terminology. Although these statements are made in good faith and are reasonable representations of the Company's expected performance at the time, actual results may vary from management's stated expectations and projections due to a variety of factors.

Important assumptions and other significant factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include changes in general economic conditions, gas and oil prices and supplies, competition, rate-regulatory issues, regulation of the Wexpro settlement agreement, availability of gas and oil properties for sale or for exploration and other factors beyond the control of the Company. These other factors include the rate of inflation, quoted prices of securities available for sale, the weather and other natural phenomena, the effect of accounting policies issued periodically by accounting standard-setting bodies, and adverse changes in the business or financial condition of the Company.

REPORTS OF MANAGEMENT AND INDEPENDENT AUDITORS

The consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States. Management is responsible for the fairness and reliability of the financial statements and other financial information included in this report. Management makes informed estimates and judgments of the effects of certain events and transactions in the preparation of the financial statements.

Questar maintains accounting and other controls that management believes provide reasonable assurance that financial records are reliable, assets are safeguarded, and transactions are properly recorded in accordance with management's authorizations. However, limitations exist in any system of internal control based upon the recognition that the cost of the system should not exceed benefits derived.

Questar's independent auditors, Ernst & Young LLP, are engaged to audit the financial statements and to express an opinion thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States.

The Finance and Audit Committee of the Board of Directors, composed of directors who are not employees of Questar, meets regularly with the independent auditors, internal auditors and management. The independent auditors and internal auditors always have access to the Committee, both with and without the presence of management, and the opportunity to discuss the results of their audits and the quality of financial reporting.

R.D. Cash
Chairman and Chief Executive Officer

Stephen E. Parks
Senior Vice President, Treasurer and Chief Financial Officer

of Western Energy Development

Shareholders and Board of Directors
Questar Corporation

We have audited the accompanying consolidated balance sheets of Questar Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Questar Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Notes 1 and 6 to the financial statements, effective January 1, 2001, Questar Corporation and subsidiaries adopted Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activites."

Ernst & Young LLP
Salt Lake City, Utah
February 8, 2002

QUARTERLY FINANCIAL AND STOCK-PRICE INFORMATION (UNAUDITED)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
			(dollars in thousands, except per-share amounts)		
2001					
Revenues	**$562,638**	**$285,138**	**$225,142**	**$366,432**	**$1,439,350**
Operating income	**110,386**	**49,049**	**47,045**	**67,627**	**274,107**
Net income	**69,260**	**24,503**	**21,842**	**42,581**	**158,186**
Basic earnings per common share	**.86**	**.30**	**.27**	**.52**	**1.95**
Diluted earnings per common share	**.85**	**.30**	**.27**	**.52**	**1.94**
Dividends per common share	**.175**	**.175**	**.175**	**.18**	**.705**
Market price per common share					
High	**$ 29.95**	**$ 33.75**	**$ 25.12**	**$ 25.48**	**$ 33.75**
Low	**$ 26.35**	**$ 24.00**	**$ 18.58**	**$ 19.60**	**$ 18.58**
Close	**$ 27.40**	**$ 24.76**	**$ 20.18**	**$ 25.05**	**$ 25.05**
Price-earnings ratio on closing price					**12.9**
Annualized dividend yield on closing price	**2.6%**	**2.8%**	**3.5%**	**2.8%**	**2.8%**
Market-to-book ratio on closing price					**1.89**
Average number of common shares traded per day	**221**	**314**	**275**	**199**	**252**
2000					
Revenues	$336,702	$232,542	$245,117	$451,792	$1,266,153
Operating income	78,653	41,240	43,521	84,553	247,967
Net income	48,568	24,155	26,406	50,348	149,477
Basic earnings per common share	.60	.30	.33	.63	1.86
Diluted earnings per common share	.60	.30	.33	.62	1.85
Dividends per common share	.17	.17	.17	.175	.685
Market price per common share					
High	$ 19.00	$ 20.63	$ 28.00	$ 31.88	$ 31.88
Low	$ 13.56	$ 17.13	$ 18.88	$ 26.00	$ 13.56
Close	$ 18.56	$ 19.38	$ 27.81	$ 30.06	$ 30.06
Price-earnings ratio on closing price					16.3
Annualized dividend yield on closing price	3.7%	3.5%	2.4%	2.3%	2.3%
Market-to-book ratio on closing price					2.55
Average number of common shares traded per day	233	169	237	280	230
1999					
Revenues	$277,814	$177,858	$183,070	$285,477	$ 924,219
Operating income	66,691	30,402	27,346	48,400	172,839
Net income	42,926	22,966	15,051	15,909	96,852
Basic earnings per common share	.52	.28	.18	.19	1.17
Diluted earnings per common share	.52	.28	.18	.19	1.17
Dividends per common share	.165	.165	.17	.17	.67
Market price per common share					
High	$ 19.38	$ 19.94	$ 19.63	$ 19.13	$ 19.94
Low	$ 16.13	$ 15.81	$ 17.88	$ 14.75	$ 14.75
Close	$ 16.94	$ 19.13	$ 18.13	$ 15.00	$ 15.00
Price-earnings ratio on closing price					12.8
Annualized dividend yield on closing price	3.9%	3.5%	3.8%	4.5%	4.5%
Market-to-book ratio on closing price					1.36
Average number of common shares traded per day	201	147	138	179	166

OPERATIONS BY LINE OF BUSINESS

YEAR ENDED DECEMBER 31,	QUESTAR MARKET RESOURCES	QUESTAR REGULATED SERVICES NATURAL GAS DISTRIBUTION	NATURAL GAS TRANSMISSION	OTHER	CORPORATE AND OTHER OPERATIONS	INTERCOMPANY TRANSACTIONS	QUESTAR CONSOLIDATED
							(in thousands)
2001							
Revenues							
From unaffiliated customers	$ 645,867	$701,150	$ 49,402	$ 4,603	$ 38,328		$1,439,350
From affiliated companies	100,530	2,963	75,491	1,463	29,444	($209,891)	
	746,397	704,113	124,893	6,066	67,772	(209,891)	1,439,350
Operating expenses							
Cost of natural gas and other products sold	324,124	498,545		2,204	25,949	(175,811)	675,011
Operating and maintenance	112,087	103,427	47,244	3,665	35,127	(31,195)	270,355
Exploration	6,986						6,986
Depreciation, depletion and amortization	92,678	35,030	15,407	213	8,407		151,735
Abandonment and impairment of oil and gas properties	5,171						5,171
Other expenses	46,010	8,729	2,920	67	1,144	(2,885)	55,985
Total operating expenses	587,056	645,731	65,571	6,149	70,627	(209,891)	1,165,243
Operating income (loss)	159,341	58,382	59,322	(83)	(2,855)		274,107
Interest and other income	17,618	5,158	5,950	5,374	14,957	(12,034)	37,023
Income (loss) from unconsolidated affiliates	1,265		(1,106)				159
Debt expense	(22,872)	(23,777)	(16,908)	(572)	(12,738)	12,034	(64,833)
Income tax expense	(54,218)	(13,890)	(17,517)	(1,888)	(757)		(88,270)
Net income	$ 101,134	$ 25,873	$ 29,741	$ 2,831	($ 1,393)		$ 158,186
Identifiable assets	$1,510,699	$833,268	$772,197	$25,749	$ 93,798		$3,235,711
Investment in unconsolidated affiliates	23,829		121,099				144,928
Capital expenditures	638,507	78,791	256,703	2,860	7,225		984,086
2000							
Revenues							
From unaffiliated customers	$ 649,200	$531,988	$ 42,500	$ 3,642	$ 38,823		$1,266,153
From affiliated companies	92,853	4,774	76,576	283	34,586	($209,072)	
	742,053	536,762	119,076	3,925	73,409	(209,072)	1,266,153
Operating expenses							
Cost of natural gas and other products sold	369,752	334,193		2,253	24,640	(168,609)	562,229
Operating and maintenance	106,761	101,486	43,761	1,668	33,506	(35,705)	251,477
Exploration	7,917						7,917
Depreciation, depletion and amortization	85,025	34,450	15,391	35	7,590		142,491
Abandonment and impairment of oil and gas properties	3,418						3,418
Other expenses	41,020	10,213	3,071	35	1,073	(4,758)	50,654
Total operating expenses	613,893	480,342	62,223	3,991	66,809	(209,072)	1,018,186
Operating income (loss)	128,160	56,420	56,853	(66)	6,600		247,967
Interest and other income	8,412	1,673	3,025	1,349	36,926	(11,922)	39,463
Income from unconsolidated affiliates	2,776		1,220				3,996
Debt expense	(22,922)	(21,041)	(17,584)	(722)	(13,163)	11,922	(63,510)
Income tax expense	(38,618)	(12,889)	(13,689)	(217)	(13,026)		(78,439)
Net income	$ 77,808	$ 24,163	$ 29,825	$ 344	$ 17,337		$ 149,477
Identifiable assets	$ 960,491	$830,889	$538,408	$19,640	$122,599		$2,472,027
Investment in unconsolidated affiliates	15,417		19,088				34,505
Capital expenditures	187,359	65,767	43,035	1,167	17,814		315,142

(continued)

OPERATIONS BY LINE OF BUSINESS CONTINUED

YEAR ENDED DECEMBER 31,	QUESTAR MARKET RESOURCES	QUESTAR REGULATED SERVICES NATURAL GAS DISTRIBUTION	NATURAL GAS TRANSMISSION	OTHER	CORPORATE AND OTHER OPERATIONS	INTERCOMPANY TRANSACTIONS	QUESTAR CONSOLIDATED
							(in thousands)
1999							
Revenues							
From unaffiliated customers	$ 418,603	$447,606	$ 36,922	$ 2,260	$ 18,828		$ 924,219
From affiliated companies	79,708	2,331	75,238	196	38,851	($196,324)	
	498,311	449,937	112,160	2,456	57,679	(196,324)	924,219
Operating expenses							
Cost of natural gas and other products sold	239,201	257,265		774	9,651	(154,337)	352,554
Operating and maintenance	79,719	103,308	38,534	1,700	37,516	(39,695)	221,082
Exploration	5,321						5,321
Depreciation, depletion and amortization	73,028	36,426	16,743	14	5,953		132,164
Abandonment and impairment of oil and gas properties	7,535						7,535
Other expenses	23,808	7,625	2,488	24	1,071	(2,292)	32,724
Total operating expenses	428,612	404,624	57,765	2,512	54,191	(196,324)	751,380
Operating income (loss)	69,699	45,313	54,395	(56)	3,488		172,839
Interest and other income	8,272	2,980	4,229	1,014	73,406	(11,201)	78,700
Income (loss) from unconsolidated affiliates	763		(5,109)		(10)		(4,356)
Write-down of investment in partnership			(49,700)				(49,700)
Debt expense	(17,363)	(20,062)	(17,466)	(605)	(9,649)	11,201	(53,944)
Income tax (expense) credit	(17,483)	(9,012)	5,260	(102)	(25,350)		(46,687)
Net income (loss)	$ 43,888	$ 19,219	($ 8,391)	$ 251	$ 41,885		$ 96,852
Identifiable assets	$ 777,923	$722,290	$517,981	$11,423	$155,117		$2,184,734
Investment in unconsolidated affiliates	13,301		11,724		244		25,269
Capital expenditures	128,248	68,447	50,424	1,385	13,479		261,983

QMR has subsidiaries that conduct gas and oil exploration and production activities in western Canada. Canadian operations reported revenues, measured in U. S. dollars, totaling $38.5 million, $38.1 million and $12.3 million for the 12 months ended December 31, 2001, 2000 and 1999, respectively. Total assets at December 31, stated in U. S. dollars, amounted to $84.6 million, $103.9 million and $31 million in 2001, 2000 and 1999, respectively.

CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands, except per-share amounts)
Revenues	$1,439,350	$1,266,153	$924,219
Operating Expenses			
Cost of natural gas and other products sold	675,011	562,229	352,554
Operating and maintenance	270,355	251,477	221,082
Depreciation, depletion and amortization	151,735	142,491	132,164
Exploration	6,986	7,917	5,321
Abandonment and impairment of oil and gas properties	5,171	3,418	7,535
Production and other taxes	55,985	50,654	32,724
Total Operating Expenses	1,165,243	1,018,186	751,380
Operating Income	274,107	247,967	172,839
Interest and Other Income	37,023	39,463	78,700
Operations of Unconsolidated Affiliates			
Income (loss)	159	3,996	(4,356)
Write-down of investment in partnership			(49,700)
	159	3,996	(54,056)
Debt Expense	(64,833)	(63,510)	(53,944)
Income Before Income Taxes	246,456	227,916	143,539
Income Taxes	88,270	78,439	46,687
Net Income	$ 158,186	$ 149,477	$ 96,852
Earnings Per Common Share			
Basic	$ 1.95	$ 1.86	$ 1.17
Diluted	$ 1.94	$ 1.85	$ 1.17
Average common shares outstanding			
Basic	81,097	80,412	82,547
Diluted	81,658	80,915	82,676

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2001	2000
		(in thousands)
ASSETS		
Current Assets		
Cash and cash equivalents	$ 11,300	$ 9,416
Accounts receivable, net	151,844	269,254
Unbilled gas accounts receivable	53,613	45,293
Federal income taxes recoverable	3,593	9,694
Hedging contracts	50,270	
Inventories, at lower of average cost or market		
Gas and oil storage	37,055	30,062
Materials and supplies	12,073	10,472
Purchased-gas adjustments	8,296	35,565
Prepaid expenses and other	16,136	9,189
Total Current Assets	344,180	418,945
Property, Plant and Equipment		
Questar Market Resources	1,979,164	1,400,159
Questar Regulated Services		
Gas distribution	1,144,455	1,067,362
Gas transmission	881,248	731,246
Other	9,519	5,764
Corporate and Other Operations	75,021	82,603
	4,089,407	3,287,134
Less Accumulated Depreciation, Depletion and Amortization		
Questar Market Resources	731,330	662,923
Questar Regulated Services		
Gas distribution	489,583	447,496
Gas transmission	256,755	243,006
Other	4,586	3,073
Corporate and Other Operations	42,055	43,661
	1,524,309	1,400,159
Net Property, Plant and Equipment	2,565,098	1,886,975
Investment In Unconsolidated Affiliates	144,928	34,505
Securities Available For Sale	13,623	33,019
Other Assets		
Goodwill, net	90,927	20,514
Regulatory assets	37,984	37,646
Other noncurrent assets	38,971	40,423
Total Other Assets	167,882	98,583
	$3,235,711	$2,472,027

DECEMBER 31,	2001	2000
		(in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 530,246	$ 209,139
Accounts payable and accrued expenses		
Accounts and other payables	199,150	273,884
Production and other taxes	33,694	30,718
Deferred income taxes	3,153	13,515
Interest	13,193	7,300
Total accounts payable and accrued expenses	249,190	325,417
Current portion of long-term debt	1,705	8
Total Current Liabilities	781,141	534,564
Long-Term Debt	997,423	714,537
Deferred Income Taxes	324,309	213,136
Deferred Investment Tax Credits	4,966	5,262
Other Long-Term Liabilities	27,286	33,680
Minority Interest	19,805	18,216
Commitments And Contingencies—Note 8		
Common Shareholders' Equity		
Common stock—without par value; 350,000,000 shares authorized; 81,523,407 outstanding at December 31, 2001 and 80,818,274 outstanding at December 31, 2000	282,297	268,630
Retained earnings	772,408	671,415
Cumulative other comprehensive income	26,076	12,587
Total Common Shareholders' Equity	1,080,781	952,632
	$3,235,711	$2,472,027

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Retained Earnings	Note Receivable from ESOP	Cumulative Other Comprehensive Income	Comprehensive Income
						(dollars in thousands)
Balances at January 1, 1999	82,632,078	$298,888	$535,460	($3,955)	$18,359	
Issuance of common stock	488,302	8,124				
Purchase of common stock	(1,701,527)	(28,575)				
1999 net income			96,852			$ 96,852
Payment of common stock dividends of $.67 per share			(55,328)			
Income-tax benefit of dividends paid to ESOP			38			
Collection of note receivable from ESOP				3,955		
Other comprehensive income						
Unrealized gain on securities available for sale, net of income taxes of $13,193					21,303	21,303
Foreign-currency-translation adjustment, net of income taxes of $327					(605)	(605)
Balances at December 31, 1999	81,418,853	278,437	577,022	—	39,057	$117,550
Issuance of common stock	958,232	11,764				
Purchase of common stock	(1,558,811)	(25,543)				
2000 net income			149,477			$149,477
Payment of common stock dividends of $.685 per share			(55,084)			
Income-tax benefit associated with exercise of nonqualified options and premature dispositions		3,972				
Other comprehensive income						
Unrealized loss on securities available for sale, net of income taxes of $16,767					(25,453)	(25,453)
Foreign-currency-translation adjustment, net of income taxes of $949					(1,017)	(1,017)
Balances at December 31, 2000	80,818,274	268,630	671,415	—	12,587	$123,007
Issuance of common stock	**1,148,080**	**23,316**				
Purchase of common stock	**(442,947)**	**(12,488)**				
2001 net income			**158,186**			**$158,186**
Payment of common stock dividends of $.705 per share			**(57,193)**			
Income-tax benefit associated with exercise of nonqualified options and premature dispositions		**2,839**				
Other comprehensive income						
Cumulative effect of accounting change for energy hedges, net of income taxes of $41,624					**(79,376)**	**(79,376)**
Unrealized gain on energy-hedging transactions, net of income taxes of $15,424					**105,295**	**105,295**
Unrealized loss on securities available for sale, net of income taxes of $6,565					**(10,595)**	**(10,595)**
Unrealized loss on interest-rate swaps, net of income taxes of $235					**(392)**	**(392)**
Foreign-currency-translation adjustment, net of income taxes of $1,304					**(1,443)**	**(1,443)**
Balances at December 31, 2001	**81,523,407**	**$282,297**	**$772,408**	**$ —**	**$26,076**	**$171,675**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Operating Activities			
Net income	$158,186	$149,477	$ 96,852
Adjustments to reconcile net income to net cash provided from operating activities			
Depreciation, depletion and amortization	159,024	148,293	139,124
Deferred income taxes and investment-tax credits	33,699	47,355	(1,087)
Write-down of investment in partnership			49,700
Abandonment and impairment of oil and gas properties	5,171	3,418	7,535
Write-down of securities available for sale	1,473		
(Income) loss from unconsolidated affiliates, net of cash distributions	253	(899)	7,671
Net gains from sales of properties and securities	(21,765)	(24,739)	(66,962)
	336,059	322,905	232,833
Changes in operating assets and liabilities			
Accounts receivable	119,344	(136,700)	(1,004)
Inventories	(8,434)	(2,892)	252
Hedging contracts	(10,886)		
Prepaid expenses and other	(2,785)	2,077	615
Accounts payable and accrued expenses	(90,441)	144,190	(41,549)
Federal income taxes	6,196	(27,068)	8,684
Purchased-gas adjustments	27,246	(35,133)	1,635
Other assets	3,436	(17,144)	3,446
Other liabilities	(7,061)	1,832	2,419
Net Cash Provided From Operating Activities	372,674	252,067	207,331
Investing Activities			
Capital expenditures			
Purchase of property, plant and equipment	(870,652)	(305,818)	(215,814)
Other investments	(113,434)	(9,324)	(46,169)
Total capital expenditures	(984,086)	(315,142)	(261,983)
Proceeds from disposition of property, plant and equipment	47,422	2,726	45,721
Proceeds from sales of securities	1,612	46,814	75,126
Net Cash Used In Investing Activities	(935,052)	(265,602)	(141,136)
Financing Activities			
Issuance of common stock	26,155	15,736	8,124
Purchase of Questar common stock	(12,488)	(25,543)	(28,575)
Issuance of long-term debt	645,000	61,725	317,000
Repayment of long-term debt	(357,799)	(80,075)	(206,996)
Increase (decrease) in short-term loans	321,107	64,581	(76,985)
Cash held in escrow	(1,010)	31,340	(36,727)
Other financing	716	2,955	3,993
Payment of dividends	(57,193)	(55,084)	(55,328)
Net Cash Provided From (Used In) Financing Activities	564,488	15,635	(75,494)
Foreign-currency-translation adjustment	(226)	(975)	101
Change In Cash and Cash Equivalents	1,884	1,125	(9,198)
Beginning Cash and Cash Equivalents	9,416	8,291	17,489
Ending Cash and Cash Equivalents	$ 11,300	$ 9,416	$ 8,291

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements contain the accounts of Questar Corporation and subsidiaries (Questar or the Company). Questar is a diversified natural gas company with two principal lines of business: nonregulated and regulated. Following is a description of the principal activities the Company and its subsidiaries.

The Company's nonregulated activities of gas and oil exploration, development and production, gas gathering and processing, wholesale-energy marketing and a private storage facility are conducted by Questar Market Resources, Inc. and subsidiaries (QMR).

The Company's regulated activities of natural gas distribution, interstate transmission and storage operations are conducted by Questar Regulated Services Co. and subsidiaries (QRS). Natural gas-distribution is conducted by Questar Gas. Questar Pipeline provides natural gas transmission and storage services. Questar Transportation Services Co., a subsidiary of Questar Pipeline, operates a processing plant that removes carbon dioxide from a portion of the pipeline. QRS also includes Questar Energy Services which markets unregulated products and services. Corporate and Other Operations include information-technology and telecommunication services and corporate activities. All significant intercompany accounts and transactions have been eliminated in consolidation.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Questar uses the equity method to account for investments in affiliates in which it does not have control. The principal affiliates are: Overthrust Pipeline Co., TransColorado Gas Transmission Co., Canyon Creek Compression Co., Blacks Fork Gas Processing Co. and Rendezvous Gas Services LLC. Generally, the Company's investment in these affiliates equals the underlying equity in net assets, except for TransColorado where the investment was written down in 1999. The Company experienced an other-than-temporary decline in its partnership investment in TransColorado caused by low volumes resulting from unfavorable regional transportation economics.

REGULATION

Questar Gas is regulated by the Public Service Commission of Utah (PSCU) and the Public Service Commission of Wyoming (PSCW). The Public Utilities Commission of Idaho has deferred to the PSCU for rate oversight of Questar Gas's operations in a small area of southeastern Idaho. Questar Pipeline is regulated by the Federal Energy Regulatory Commission (FERC). QMR, through its investment in Clear Creek Storage Company, LLC, operates a gas-storage field that is under FERC jurisdiction. These regulatory agencies establish rates for the storage, transportation and sale of natural gas.

The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment.

The financial statements of rate-regulated businesses are presented in accordance with regulatory requirements. Methods of allocating costs to time periods, in order to match revenues and expenses, may differ from those of other businesses because of cost-allocation methods used in establishing rates.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are recognized in the period that services are provided or products are delivered. Questar Gas records gas-distribution revenues for gas delivered to residential and commercial customers but not billed at the end of the accounting period. Rate-regulated companies periodically collect revenues subject to possible refunds pending final orders from regulatory agencies. These companies establish appropriate reserves for revenues collected subject to refund. The Company's exploration and production operations use the sales method of accounting for gas revenues, whereby revenue is recognized on all gas sold to purchasers. A liability is recorded to the extent that the Company has sold gas in excess of its share of remaining reserves in an underlying property. The Company's net gas imbalances at December 31, 2001 and 2000 were not significant.

PURCHASED-GAS ADJUSTMENTS

Questar Gas accounts for purchased-gas costs in accordance with procedures authorized by the PSCU and PSCW under which purchased-gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes. Questar Gas will continue to pursue hedging activities to mitigate energy-price fluctuations for gas ditribution customers. The PSCU has agreed that the benefits and the costs of hedging are to be included in the purchased-gas adjustment account. The stipulation allows Questar Gas to record mark-to-market adjustments for hedging contracts in the purchased-gas adjustment account. The PSCW also allows the inclusion of hedging activities in the purchased-gas adjustment account.

OTHER REGULATORY ASSETS AND LIABILITIES

Gains and losses on the reacquisition of debt by rate-regulated affiliates are deferred and amortized as debt expense over the would-be remaining life of the retired debt or the life of the replacement debt in order to match regulatory treatment. The cost of the early-retirement windows offered to employees of rate-regulated subsidiaries is capitalized and amortized over a five-year period in accordance with regulatory treatment. Rate-regulated operations record cumulative increases in deferred taxes as income taxes recoverable from customers.

CASH AND CASH EQUIVALENTS

Cash equivalents consist principally of repurchase agreements with maturities of three months or less. In almost all cases, the repurchase agreements are highly liquid investments in overnight securities made through commercial bank accounts that result in available funds the next business day.

SECURITIES AVAILABLE FOR SALE

The value of securities available for sale approximates fair value at the balance sheet date based on published share prices. Using market value at the balance-sheet date, the Company records unrealized gains or losses, net of income taxes, as a separate component of other comprehensive income in shareholders' equity. Gains or losses resulting from the sale of securities are included in the determination of income as incurred.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. On July 1, 2001, Questar elected to change its accounting method for gas and oil properties from the full cost method to the successful efforts method. As a result, on January 9, 2002, the Company filed an amended Form 10-K for the year ended December 31, 2000, to retroactively restate financial statements to reflect this change in accounting method. Previously reported earnings decreased $7.2 million ($.09 per share) and $2 million ($.03 per share) for the years ended December 31, 2000 and 1999, respectively.

Gas and oil properties

Under the successful efforts method of accounting, the Company capitalizes the costs of acquiring leaseholds, drilling development wells, drilling successful exploratory wells, and purchasing related support equipment and facilities. The costs of unsuccessful exploratory wells are charged to expense when it is determined that such wells have not located proved reserves. Unproved-leaseholds costs are periodically reviewed for impairment. Costs related to impaired prospects are charged to expense. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs associated with production and general corporate activities are expensed in the period incurred. The Company recognizes gain or loss on the sale of properties on a field basis.

Capitalized leasehold costs are depleted on the unit-of-production method based on proved reserves on a field basis. All other capitalized costs associated with oil and gas properties are depreciated on the unit-of-production method based on proved-developed reserves on a field basis. Costs of future site restoration, dismantlement, and abandonment of producing properties are considered part of D D & A expense for tangible equipment by assuming no salvage value in the calculation of the unit-of-production rate.

Cost-of-service gas and oil operations

As ordered by the PSCU, the successful efforts method of accounting is utilized with respect to costs associated with certain "cost-of-service" oil and gas properties managed and developed by Wexpro and regulated for ratemaking purposes. Cost-of-service oil and gas properties are those properties for which the operations and return on investment are regulated by the Wexpro settlement agreement (see Note 11). In accordance with the settlement agreement, production from the gas properties operated by Wexpro is delivered to Questar Gas at Wexpro's cost of providing this service. That cost includes a return on Wexpro's investment. Oil produced from the cost-of-service properties is sold at market prices. Proceeds are credited, pursuant to the terms of the settlement agreement, allowing Questar Gas to share in the proceeds for the purpose of reducing natural gas rates.

Capitalized costs are depreciated on an individual field basis using the unit-of-production method based upon proved-developed oil and gas reserves attributable to the field. Costs of future site restoration, dismantlement, and abandonment for producing properties are accrued as part of depreciation and amortization expense for tangible equipment by assuming no salvage value in the calculation of the unit of production rate.

DECEMBER 31,	2001	2000
		(in thousands)
Property, plant and equipment		
Gas and oil properties—successful efforts accounting		
Proved properties	$1,175,432	$ 845,485
Unproved properties, not being depleted	176,141	55,608
Support equipment and facilities	11,414	13,179
	1,362,987	914,272
Cost-of-service gas and oil properties—successful efforts accounting	405,783	348,403
Gathering, processing and marketing	210,394	137,484
	$1,979,164	$1,400,159
Accumulated depreciation, depletion and amortization		
Gas and oil properties—successful efforts accounting	$ 462,143	$ 411,506
Cost-of-service gas and oil properties—successful efforts accounting	207,410	193,029
Gathering, processing and marketing	61,777	58,388
	$ 731,330	$ 662,923

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Average D D & A rates used were as follows:

12 MONTHS ENDED DECEMBER 31,	2001	2000	1999
Questar Market Resources			
Gas and oil properties, per Mcfe			
U.S.	$ .79	$ .73	$ .72
Canada (in U.S. dollars)	1.10	1.12	.63
Combined U.S. and Canada	.83	.78	.71
Cost-of-service oil and gas properties, per Mcfe	.49	.44	.42

For the remaining Company properties, the provision for D D & A is based upon rates that will systematically charge the costs of assets against income over the estimated useful lives of those assets. The investment in natural gas distribution, transmission, storage, gathering and processing property, plant and equipment, is charged to expense using the straight-line method. The costs of gas wells and related production facilities are charged to expense using the unit-of-production method.

Average depreciation and amortization rates used were as follows:

12 MONTHS ENDED DECEMBER 31,	2001	2000	1999
Questar Regulated Services			
Natural gas distribution			
Distribution plant	3.8%	4.0%	4.2%
Gas wells, per Mcf	$ .14	$ .15	$ .15
Natural gas transmission, processing and storage	2.9%	3.2%	3.4%

Test for impairment of long-lived assets

Gas and oil properties are evaluated by field for potential impairment; other properties are evaluated on a specific-asset basis or in groups of similar assets, as applicable. An impairment is indicated when a triggering event occurrs and the estimated undiscounted future net cash flows of an evaluated asset are less than its carrying value.

GOODWILL

Goodwill, acquired before July 1, 2001, was amortized on the straight-line method principally over 10 years. Goodwill-amortization expense was $2.2 million in 2001 and $1.7 million in 2000. The accumulated amortization balance was $3.9 million at December 31, 2001. Goodwill accounting was changed July 1, 2001. Refer to the "New Account Standards" discussion.

CAPITALIZED INTEREST AND ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

Questar's regulated subsidiaries capitalize the cost of capital employed during the construction period of plant and equipment in accordance with FERC guidelines. Capitalized financing costs, called allowance for funds used during construction (AFUDC), consist of debt and equity portions. The debt portion of AFUDC is recorded as a reduction of interest expense and the equity portion is recorded in other income. The Company's nonregulated subsidiaries capitalize interest costs during construction of assets when it is applicable. Under provisions of the Wexpro settlement agreement, the Company capitalizes AFUDC on cost-of-service construction projects and records the amount in other income. Debt expense was reduced by $4.1 million in 2001, $4.2 million in 2000 and $3 million in 1999. AFUDC included in interest and other income amounted to $5.5 million in 2001, $4.5 million in 2000 and $2 million in 1999.

FOREIGN-CURRENCY TRANSLATION

The Company conducts gas and oil exploration and production activities in western Canada. The local currency, the Canadian dollar, is the functional currency of the Company's foreign operations. Translation from Canadian dollars to U. S. dollars is performed for balance-sheet accounts using the exchange rate in effect at the balance-sheet date. Revenue and expense accounts are translated using an average exchange rate. Adjustments resulting from such translations are reported as a separate component of other comprehensive income in shareholders' equity. Deferred income taxes have been provided on translation adjustments because the earnings are not considered to be permanently invested.

ENERGY-PRICE FINANCIAL INSTRUMENTS

The Company has established policies and procedures for managing market risks through the use of commodity-based derivative arrangements. Primary objectives of these hedging transactions are to support the Company's earnings targets and to protect earnings from falling commodity prices. It is expected that there is a high degree of correlation between the changes in market value of hedging contracts and the market price ultimately received on the hedged physical transactions. The timing of production and of the hedge contracts is closely matched. Hedge prices are established in the areas of QMR's production operations. The Company settles most contracts in cash and recognizes the gains and losses on hedge transactions during the same time period as the related physical transactions. Cash flows from the hedge contracts are reported in the same category as cash flows from the hedged assets. Contracts which do not have high correlation with the related physical transactions are marked-to-market and recognized in the current-period income.

On January 1, 2001, the Company adopted the accounting provisions of Statement of Financial Accounting Standard (SFAS) 133, as amended, "Accounting for Derivative Instruments and Hedging Activities." Refer to the following "Energy-Price Risk Management" discussion in Note 6—Financial Instruments and Risk Management. SFAS 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, the Company is required to carry all derivative instruments in the balance sheet at fair value. The accounting for changes in fair value, which result in gains or losses, of a derivative instrument depends on whether such instrument has been designated and qualifies as part of a hedging relationship and, if so, depends on the reason for holding it. If certain conditions are met, the Company may elect to designate a derivative instrument as a hedge of exposure to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a fair-value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of the change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash-flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income in the shareholders' equity section of the balance sheet and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in earnings immediately.

INTEREST-RATE FINANCIAL INSTRUMENTS

The Company may utilize interest-rate hedges to swap fixed-rate interest payments for variable-rate interest payments. The difference between the interest-rate swap and the variable-rate payment is recorded as either an increase or decrease of interest expense.

CREDIT RISK

The Company's primary market areas are the Rocky Mountain regions of the United States and Canada and the Midcontinent region of the United States. Exposure to credit risk may be impacted by the concentration of customers in these regions due to changes in economic or other conditions. Customers include individuals and numerous industries that may be affected differently by changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses. Commodity-based hedging arrangements also expose the Company to credit risk. The Company monitors the creditworthiness of its counterparties, which generally are major financial institutions. Loss reserves are periodically reviewed for adequacy and may be established on a specific case basis. Bad debt expense amounted to $8.6 million, $3.9 million and $1.6 million in 2001, 2000 and 1991. The allowance for bad debt expense was $6.3 million at December 31, 2001, and $3.9 million in 2000.

INCOME TAXES

Questar files income-tax reports on a consolidated basis in accordance with the Internal Revenue Code and associated regulations. Questar's subsidiaries account for income taxes on a separate-return basis. Rate-regulated operations record cumulative increases in deferred taxes as income taxes recoverable from customers. Questar Gas and Questar Pipeline have adopted procedures with their regulatory commissions to include under-provided deferred taxes in customer rates on a systematic basis. Questar Gas and Questar Pipeline use the deferral method to account for investment-tax credits as required by regulatory commissions.

EARNINGS PER SHARE

The Company presents basic and diluted earnings per share (EPS) on the income statement. Basic EPS are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the accounting period. Diluted EPS includes the potential increase in the number of shares that could result from exercising stock options; which is the reason for the difference between the number of basic and diluted average shares outstanding.

COMPREHENSIVE INCOME

Comprehensive income is the sum of net income as reported in the Consolidated Statement of Income and other comprehensive income transactions reported in the Consolidated Statement of Shareholders' Equity. Other comprehensive income transactions result from changes in the market value of securities held for sale, qualified energy derivatives and interest-rate derivatives, and changes in holding value resulting from foreign-currency translation adjustments. These transactions are not the culmination of the earnings process, but result from periodically adjusting historical balances to fair value. Income or loss is realized when the underlying energy product or securities available for sale are sold. The balances of cumulative other comprehensive income (loss) were as follows:

12 MONTHS ENDED DECEMBER 31,	2001	2000
		(in thousands)
Unrealized gain on energy-hedging transactions	$25,919	
Unrealized loss on interest-rate swap	(392)	
Unrealized gain on securities available for sale	3,237	$13,832
Foreign-currency-translation adjustment	(2,688)	(1,245)
Cumulative other comprehensive income	$26,076	$12,587

BUSINESS SEGMENTS

Questar's line-of-business disclosures are presented based on the way senior management evaluates the performance of its business segments. Certain intersegment sales include intercompany profit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations," which addresses financial accounting and reporting for business combinations. SFAS 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for under the pooling method initiated before but completed after June 30, 2001. The Company applied the purchase method of accounting when recording two acquisitions completed in the third quarter of 2001.

In June 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which addresses, among other things, the financial accounting and reporting for goodwill, subsequent to an acquisition. The new standard eliminates the requirement to amortize acquired goodwill; instead, such goodwill shall be reviewed at least yearly for impairment or sooner if a specific trigger occurs. Goodwill acquired after July 1, 2001, is exempt from amortization. At December 31, 2001, the Company's balance of goodwill amounted to $91 million of which $73 million was acquired after July 1, 2001. The Company will adopt SFAS 142 as of January 1, 2002, and has up to six months to perform an initial goodwill impairment test. However, if impairment is indicated in the initial test, the impairment must be recorded retroactive to January 1, 2002, as a cumulative effect of a change in accounting method. Subsequent impairments will be charged to operating results. An initial test under the new accounting rules indicates that the Company will record an impairment charge of up to $18.2 million.

Intangible assets with indefinite lives are subject to a yearly impairment test according to SFAS 142. As of December 31, 2001, the Company held about $592,000 of intangible assets with indefinite lives and no impairment was indicated in an initial test.

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses, among other things, the financial accounting and reporting of the fair value of legal obligations associated with the retirement of tangible long-lived assets. The new standard requires that retirement costs be estimated at fair value, capitalized and depreciated over the life of the assets. The new standard may affect the cost basis of gas and oil and rate-regulated assets. SFAS 143 is effective for 2003. The Company has not evaluated the impact of SFAS 143.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The new standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets, specifically, for a segment of a business accounted for as a discontinued operation and modifies the provisions of SFAS 121. SFAS 144 is effective for 2002. The Company has not evaluated the impact of SFAS 144.

RECLASSIFICATIONS

Certain reclassifications were made to the 2000 and 1999 financial statements to conform with the 2001 presentation.

NOTE 2—ACQUISITIONS

QMR acquired 100% of the common stock of Shenandoah Energy Inc. (SEI) on July 31, 2001 for $403 million in cash including assumed debt. SEI was a privately held Denver-based exploration, production, gathering and drilling company. QMR obtained an estimated 415 Bcfe of proved oil and gas reserves, gas processing capacity of 100 MMcf per day, 90 miles of gathering lines, 114,000 acres of net undeveloped leasehold acreage and four drilling rigs. SEI operations are located primarily in the Uinta Basin of eastern Utah. The transaction was accounted for as a purchase business combination in accordance with accounting principles generally accepted in the United States. The purchase price in excess of the estimated fair value of the assets was assigned to goodwill. The acquisition was financed through bank borrowings.

Assets purchased and liabilities assumed were as follows:

	(in thousands)
Current assets, net of cash acquired	$ 17,332
Property, plant and equipment	401,054
Goodwill	66,823
Other assets	124
Current liabilities	(24,328)
Other liabilities	(8,410)
Deferred income taxes	(54,364)
Other comprehensive loss	4,723
Purchase price, including acquisition costs	$402,954

The following unaudited pro forma consolidated results of operations assume the acquisition occurred on January 1, 2000. The pro forma financial information includes adjustments to:

- Depreciation expense to reflect the new basis of SEI's fixed assets.
- Interest expense to reflect financing costs of the acquisition.
- Operating expenses to reflect the resignation of several SEI executives.
- Exclude results of operations not purchased by QMR.
- Income tax expense based on pro forma income before income taxes.

TWELVE MONTHS ENDED DECEMBER 31,	2001	2000
	(in thousands, except per-share amounts)	
Revenues	$1,487,508	$1,309,972
Net income	155,604	139,909
Earnings per diluted share	$ 1.91	$ 1.73

Questar Gas completed the purchase of 100% of the stock of Utah Gas Service Company and Wyoming Industrial Gas in exchange for 390,000 shares of Questar common stock on July 12, 2001. As a result of the acquisition, Questar Gas will serve about 10,500 customers in Moab, Monticello and Vernal, Utah, and Kemmerer and Diamondville, Wyoming. The acquisition cost $10.9 million, including $6 million of goodwill, and was accounted for as a purchase.

NOTE 3—INVESTMENT IN UNCONSOLIDATED AFFILIATES

Questar, indirectly through subsidiaries, has interests in partnerships accounted for on an equity basis. These entities are engaged primarily in either the transportation or the gathering and processing of natural gas. As of December 31, 2001, these affiliates did not have debt obligations with third-party lenders. The principal partnerships and percentage ownership were as follows: Overthrust Pipeline Co. (72%) and TransColorado Gas Transmission Co. (50%) are engaged in the transportation of natural gas. Canyon Creek Compression Co. (15%), Blacks Fork Gas Processing Co. (50%) and Rendezvous Gas Services LLC (50%) are engaged in processing or gathering natural gas. Questar Pipeline acquired an additional 18% of Overthrust Pipeline in January 2002 bringing its ownership percentage to 90%.

Summarized results of the partnerships are listed below.

12 MONTHS ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Transportation partnerships			
Revenues	$ 16,164	$ 11,770	$ 9,116
Operating loss	(4,805)	(7,949)	(4,877)
Loss before income taxes	(13,606)	(20,764)	(11,594)
Current assets, at end of period	13,315	4,927	
Noncurrent assets, at end of period	301,431	315,825	
Current liabilities, at end of period	5,146	208,402	
Noncurrent liabilities, at end of period	13,662	9,940	
Debt (included in current liabilities)		200,000	
Gas-gathering and processing partnerships			
Revenues	$ 24,992	$ 27,574	$19,096
Operating income	2,830	5,811	2,922
Income before income taxes	3,105	6,184	2,803
Current assets, at end of period	21,000	14,232	
Noncurrent assets, at end of period	38,862	26,941	
Current liabilities, at end of period	3,892	3,940	
Noncurrent liabilities, at end of period	2,529	946	

NOTE 4—DEBT

Questar has short-term line-of-credit arrangements with several banks under which it may borrow up to $250 million. These lines have interest rates generally below the prime interest rate. Commercial-paper borrowings with initial maturities of less than one year are backed by the short-term line-of-credit arrangements. The details of short-term debt are as follows:

DECEMBER 31,	2001	2000
		(in thousands)
Commercial paper with variable interest rates	$405,500	$181,100
Bank loans with variable interest rates	124,746	28,039
	$530,246	$209,139
Weighted-average interest rate at December 31	2.27%	6.68%

The details of long-term debt are as follows:

DECEMBER 31,	2001	2000
		(in thousands)
Questar Market Resources		
Revolving-credit loan due 2002–2004 with variable interest rates (2.85% at December 31, 2001)	$253,922	$244,377
7.5% notes due 2011	150,000	
Questar Regulated Services		
Natural gas distribution		
Medium-term notes 6.3% to 8.43%, due 2007 to 2024	285,000	225,000
Natural gas transmission		
Medium-term notes 5.85% to 7.55%, due 2008 to 2018	310,400	130,400
9-3/8% debentures due 2021		85,000
9-7/8% debentures due 2020		30,000
Corporate and Other Operations	141	148
Total long-term debt outstanding	999,463	714,925
Less current portion	1,705	8
Less unamortized debt discount	335	380
	$997,423	$714,537

Maturities of long-term debt for the five years following December 31, 2001, in thousands of dollars are as follows:

2002	$ 1,705
2003	1,706
2004	221,707
2005	1,708
2006	1,710

Cash paid for interest was $61.7 million in 2001, $66.8 million in 2000 and $56 million in 1999. QMR's revolving-credit loan contains covenants specifying a minimum amount of net equity and a maximum ratio of debt to equity.

QMR borrowed $415 million of which $280 million was in the form of a short-term bridge loan. The bridge loan was subsequently refinanced with borrowings from banks and a one-year callable commercial-paper note in the amount of $220 million. The commercial-paper note and bank borrowings were reduced with the proceeds of a five-year, $200 million private-placement note with a 7% interest rate issued January 16, 2002. The terms of the private-placement note required that the note be registered with the SEC. A registration statement was filed February 22, 2002, and became effective March 4, 2002. The exchange notes are expected to be issued in April 2002. In March 2001, QMR sold $150 million of ten-year notes with a 7.5% interest rate and used the proceeds to reduce debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

During the third quarter of 2001, Questar Gas filed a Form S-3 with the SEC to issue up to $100 million of medium-term notes, series D, with maturities of nine months to 30 years. On October 9, 2001, Questar Gas issued $60 million of 11-year notes with a 6.3% coupon rate.

On May 11, 2001, Questar Pipeline filed a Form S-3 with the SEC to issue up to $250 million of medium-term notes, Series B, with maturities of nine months to 30 years. On May 29, 2001, Questar Pipeline issued $100 million of ten-year notes with a 7.09% coupon rate. On September 26, Questar Pipeline issued $80 million of ten-year medium-term notes with a coupon rate of 6.57%.

On March 30, 2001, Questar Pipeline redeemed $30 million of its 9-7/8% debentures. The redemption price was equal to 104.67% of the principal amount plus interest from December 1, 2000. In addition, Questar Pipeline redeemed $85 million of its 9-3/8% debentures on June 25, 2001. The redemption price was equal to 104.51% of the principal amount plus interest for 24 days.

On October 12, 2001, Questar Pipeline borrowed $100 million. The proceeds were used to repay, through a wholly owned subsidiary, Questar TransColorado, Inc. (QTC), debt owed by TransColorado Gas Transmission Company (TransColorado).

NOTE 5—COMMON STOCK

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan (Reinvestment Plan) allows parties interested in owning Questar common stock to reinvest dividends or invest additional funds in common stock. The Company can issue new shares or buy shares in the open market to meet shareholders' purchase requests. The Reinvestment Plan issued total shares of 219,846, 322,062 and 371,985 in 2001, 2000 and 1999, respectively. At December 31, 2001, 1,700,915 shares were reserved for future issuance.

EMPLOYEE INVESTMENT PLAN

The Employee Investment Plan (Plan) allows eligible employees to purchase shares of Questar Corporation common stock or other investments through payroll deduction. The Company matchs 80% of employees' pretax purchases up to a maximum of 6% of their qualifying earnings. The Company's expense equals its matching contribution. Questar's expense to the Plan amounted to $5.3 million, $5 million and $4.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

STOCK PLANS

The Company has a Long-term Stock Incentive Plan for officers, directors and employees (Stock Plan). The current plan was amended March 1, 2001, to combine officers, directors and employees under one plan and reserve an additional eight million shares. Shareholders approved the modification in May 2001. The option price equals the market price of the stock on the grant date. Stock options have a 10-year life and vest in four equal annual installments beginning six months after the grant date. Stock options for nonemployee directors also have a 10-year life, but vest completely six months after grant. Nonemployee directors may receive shares of common stock instead of cash in payment for director's fees under the Stock Plan.

No compensation expense is recorded for stock options issued to employees or directors because the exercise price equals the market price on the date of issue. If compensation expense had been recorded, it would be based on an estimate of the fair value of stock options granted and would reduce EPS by $.05 in 2001, $.03 in 2000 and $.02 in 1999. For purposes of the pro forma expense, the weighted-average fair value of the options was amortized over the vesting period. The pro forma estimates rely upon subjective assumptions and the use of a mathematical model to estimate value, and may not be representative of future results.

Transactions involving option shares in the Stock Plans are summarized as follows:

	SHARES	PRICE RANGE	WEIGHTED AVERAGE EXERCISE PRICE
Balance at January 1, 1999	3,265,151	$ 9.81–$21.38	$17.74
Granted	868,400	17.00	17.00
Cancelled	(82,900)	9.81– 21.38	17.94
Exercised	(138,445)	9.81– 16.81	14.44
Balance at December 31, 1999	3,912,206	9.81– 21.38	17.69
Granted	1,260,990	15.00	15.00
Cancelled	(89,254)	13.69– 21.38	17.19
Exercised	(1,301,361)	9.81– 21.38	15.99
Balance at December 31, 2000	3,782,581	9.81– 21.38	17.38
Granted	**1,085,500**	**27.42– 28.10**	**28.04**
Cancelled	**(13,320)**	**15.00– 21.38**	**16.02**
Exercised	**(709,215)**	**9.81– 21.38**	**17.17**
Balance at December 31, 2001	**4,145,546**	**$ 9.81–$28.10**	**$20.21**
Exercisable at December 31, 2001	**2,682,925**		**$19.21**
Available for future grant at December 31, 2001	**8,697,201**		

The stock options at December 31, 2001, had a weighted average remaining life of 7.3 years. The fair value of the stock options was determined on the grant date using the Black-Scholes option-valuation model. The calculated fair value of options granted and major assumptions used in the model at the date of grant were as follows:

	2001	2000	1999
Fair value of options at grant date	**$ 8.90**	$ 3.38	$ 3.16
Risk-free interest rate	**5.04%**	6.79%	5.11%
Expected price volatility	**30.7%**	25.1%	20.6%
Expected dividend yield	**2.52%**	4.53%	3.88%
Expected life (in years)	**7.3**	7.0	7.2

In addition to stock options, the Company issued restricted shares to officers and employees as part of its payment of bonuses. In addition to issuing shares in connection with bonuses, 21,000 shares were awarded in 2001 as part of an employment contract. Compensation expense is recorded when the bonus or award is earned. The number of shares issued is determined using the market price on the date of grant. Recipients of restricted stock awards are entitled to full voting rights and receipt of dividends. Awards of restricted stock and vesting periods were as follows:

	2001	2000	1999
Vest in one year	**28,913**		
Vest in equal installments over two years	**30,897**	46,053	16,919
Vest in equal installments over three years	**21,000**		
Total restricted shares award	**80,810**	46,053	16,919
Average market price per share at award date	**$ 24.07**	$ 28.01	$ 15.00

SHAREHOLDER RIGHTS

On February 13, 1996, Questar's Board of Directors declared a stock-right dividend for each outstanding share of common stock. The stock rights were issued March 25, 1996. The rights become exercisable if a person, as defined, acquires 15% or more of the Company's common stock or announces an offer for 15% or more of the common stock. Each right initially represents the right to buy one share of the Company's common stock for $87.50. Once any person acquires 15% or more of the Company's common stock, the rights are automatically modified. Each right not owned by the 15% owner becomes exercisable for the number of shares of Questar's stock that have a market value equal to two times the exercise price of the right. This same result occurs if a 15% owner acquires the Company through a reverse merger when Questar and its stock survive. If the Company is involved in a merger or other business combination at any time after the rights become exercisable, rightsholders will be entitled to buy shares of common stock in the acquiring company having a market value equal to twice the exercise price of each right. The rights may be redeemed by the Company at a price of $.005 per right until 10 days after a person acquires 15% ownership of the common stock. The rights expire March 25, 2006.

NOTE 6—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying value and estimated fair values of the Company's financial instruments were as follows:

	CARRYING VALUE	ESTIMATED FAIR VALUE
		(in thousands)
December 31, 2001		
Financial assets		
Cash and cash equivalents	**$ 11,300**	**$ 11,300**
Financial liabilities		
Short-term loans	**530,246**	**530,246**
Long-term debt	**999,128**	**1,011,549**
Energy-price hedging contracts	**50,897**	**50,897**
Interest-rate swaps	**(627)**	**(627)**
December 31, 2000		
Financial assets		
Cash and cash equivalents	$ 9,416	$ 9,416
Financial liabilities		
Short-term loans	209,139	209,139
Long-term debt	714,545	735,554
Energy-price hedging contracts		(98,000)

The Company used the following methods and assumptions in estimating fair values:

- *Cash and cash equivalents and short-term loans*—the carrying amount approximates fair value.
- *Long-term debt*—the carrying amount of variable-rate debt approximates fair value. The fair value of fixed-rate debt is based on the discounted present value of cash flows using the Company's current borrowing rates.
- *Energy-price hedging contracts*—fair value of the contracts is based on market prices as posted on the New York Merchantile Exchange (NYMEX) from the last trading day of the year. The average price of the oil contracts at December 31, 2001, was $25.47 per bbl and was based on the average of fixed amounts in contracts which settle against the NYMEX. All oil contracts relate to equity production where basis adjustments would result in a net-to-the-well price of $24.45 per bbl. The average price of the gas contracts at December 31, 2001, was $3.77 per MMBtu representing the average of contracts with different terms including fixed, various "into-the-pipe" postings and NYMEX references. Energy-price hedging contracts were in place for equity gas production and gas-marketing transactions. Deducting transportation and heat-value adjustments on the hedges of equity gas as of December 31, 2001, would result in a price between $3.43 and $3.57 per Mcf, net back to the well.
- *Interest-rate swap*—the mark-to-market valuation equals a discounted present value of future cash flow using current market rates.

Fair value is calculated at a point in time and does not represent the amount the Company would pay to retire the debt securities. In the case of energy-price hedges, the fair-value calculation does not consider the the fair value of the corresponding scheduled physical transactions (i.e., the correlation between the index price and the price to be realized for the physical delivery of gas or oil production).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

ENERGY-PRICE RISK MANAGEMENT

QMR held financial energy-price hedge contracts covering the price exposure for about 70.2 MMdth of gas and 1.1 MMbbl of oil at December 31, 2001. A year earlier the contracts covered 50.5 MMdth of natural gas and 1.0 MMbbl of oil. The hedging contracts exist for a significant share of Questar-owned gas and oil production and for a portion of gas-marketing transactions. The contracts at December 31, 2001, had terms extending through December 2003. About 75% of those contracts, representing $27 million, and settle and will be reclassified from other comprehensive income in the next 12 months.

On January 1, 2001, the Company adopted the accounting provisions of SFAS 133 and recorded a cumulative effect of this accounting change that decreased other comprehensive income by $79.4 million (after-tax). The Company structured a majority of its energy-price derivative instruments as cash-flow hedges and as a result of adopting SFAS 133 recorded a $121 million hedging liability for derivative instruments. By the end of 2001, the Company's hedging contracts were on a net basis, in-the-money. The results of hedging activities amounted to a $50.9 million current asset. Settlement of contracts in 2001 had resulted in the reclassification into income of $68 million ($44.6 million after-tax). The remaining change of $103.9 million resulted from a decrease in prices of gas and oil on futures markets. The offset to the hedging asset, net of income taxes, was a $25.9 million unrealized gain on hedging activities recorded in other comprehensive income in the shareholders' equity section of the balance sheet. The ineffective portion of hedging transactions recognized in earnings was not significant. The fair-value calculation does not consider changes in fair value of the corresponding scheduled equity physical transactions.

INTEREST-RATE RISK MANAGEMENT

Effective October 2001, the Company hedged $100 million of variable-rate debt by entering into a fixed-rate interest swap for one year. Due to declining interest rates, the mark-to-market adjustment of the interest rate swap resulted in an unrealized loss of $627,000 and $67,000 of additional interest expense.

SECURITIES AVAILABLE FOR SALE

Securities available for sale represent equity instruments traded on national exchanges. The value of these investments is subject to day-to-day market volatility. The Company owns 788,962 shares of common stock of Nextel Communications and 182,696 shares of common stock of ParkerVision as of December 31, 2001, which are trading near book basis. The SEC has determined that trading below book basis for two consecutive quarters constitutes an other-than-temporary impairment that must be recognized in earnings. In 2001, the Company recognized an other-than-termporary impairment of $1.5 million. The Company reclassified $153,000, $41.8 million and $23.7 million in 2001, 2000 and 1999, respectively, from other comprehensive income and $59,000, $16 million and $14.7 million in 2001, 2000 and 1999, respectively from deferred income taxes.

CREDIT-RISK MANAGEMENT

Management increased its bad-debt reserves as it monitored the effect on collections resulting from significantly higher energy prices in the first half of 2001, an economic recession and an increase in bankruptcies filed for in the Western United States.

FOREIGN-EXCHANGE RISK MANAGEMENT

The Company does not hedge the foreign-currency exposure of its foreign operation's net assets and long-term debt. Long-term debt held by the foreign operation, amounting to $61.1 million (U.S.), is expected to be repaid from future operations of the foreign company.

NOTE 7—INCOME TAXES

Details of Questar's income tax expenses and deferred income taxes are provided in the following tables. The components of income taxes were as follows:

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Federal			
Current	$48,757	$24,758	$43,326
Deferred	24,716	47,098	(2,745)
State			
Current	5,641	4,067	6,602
Deferred	3,688	801	776
Deferred investment tax credits	(401)	(386)	(387)
Foreign income taxes	5,869	2,101	(885)
	$88,270	$78,439	$46,687

The difference between the statutory federal income tax rate and the Company's effective income tax rate is explained as follows:

YEAR ENDED DECEMBER 31,	2001	2000	1999
Federal income taxes at 35%	35.0%	35.0%	35.0%
Increase (decrease) as a result of:			
State income taxes, net of federal income tax benefit	2.5	1.4	3.3
Nonconventional fuel credits	(2.8)	(2.8)	(5.0)
Investment tax credits recognized	(.2)	(.2)	(.3)
Deferred taxes related to regulated assets that were not provided in prior years	.4	.4	.6
Tax benefits from dividends paid to ESOP			(.3)
Foreign income taxes	1.0	.3	(.1)
Other	(.1)	.3	(.7)
Effective income tax rate	35.8%	34.4%	32.5%

Significant components of the Company's deferred income taxes were as follows:

DECEMBER 31,	2001	2000
		(in thousands)
Deferred tax liabilities		
Property, plant and equipment	**$350,497**	$227,633
Debt-reacquisition costs	**5,987**	4,418
Mark-to-market adjustments	**2,005**	8,568
Other	**6,160**	5,559
Total deferred tax liabilities	**364,649**	246,178
Deferred tax assets		
Associated with write-down of investments	**10,306**	11,806
Deferred compensation	**7,916**	7,443
Ad valorem taxes	**5,106**	3,277
Depletion and ITC carryforwards	**1,885**	1,995
Other	**15,127**	8,521
Total deferred tax assets	**40,340**	33,042
Deferred income taxes—noncurrent	**$324,309**	$213,136
Deferred income taxes—current		
Purchased-gas adjustment	**$ 3,153**	$ 13,515

Cash paid for income taxes was $43.8 million, $54.1 million, and $35.2 million in 2001, 2000 and 1999, respectively.

NOTE 8—LITIGATION AND COMMITMENTS

KN TRANSCOLORADO, INC. V. QUESTAR CORPORATION

Questar TransColorado, Inc. (QTC) and its partner, KN TransColorado, Inc. (KNTC), in the TransColorado Gas Transmission Company (TransColorado) are involved in a complex lawsuit that is pending in a Colorado state district court. At the center of the lawsuit is the validity of a contractual right claimed by QTC to put its 50% interest in TransColorado to KNTC during the 12-month period beginning March 31, 2001. The current value of the put is $118 million.

KNTC originally filed a lawsuit in June of 2000 alleging that Questar Pipeline and its affiliates breached their fiduciary duties to TransColorado and KNTC by constructing and operating a pipeline (Questar Pipeline's Main Line 104) that would compete with TransColorado, rendering TransColorado economically unviable. KNTC is seeking damages in excess of $150 million plus punitive damages; a declaratory judgment that KNTC's obligation to purchase QTC's interest in the project be declared void and unenforceable; and a dissolution of the partnership under Colorado law. QTC and its affiliates subsequently filed a counterclaim and third-party complaint against KNTC and named affiliates, including Kinder Morgan, Inc., seeking a declaratory judgment that its contractual right to exercise the put is binding and enforceable and damages of at least $185 million.

The parties entered into a standstill agreement that preserves the claims made by Questar and by KNTC pending the resolution of the litigation. On December 31, 2000, QTC gave notice of its election to exercise its contractual right to sell its 50% interest in TransColorado to KNTC.

The parties have engaged in extensive discovery proceedings and used a special master to review some issues raised in discovery. The trial is scheduled to begin April 1, 2002.

GRYNBERG LAWSUITS

Questar affiliates are named defendants in a lawsuit filed by independent gas producer Jack J. Grynberg under the Federal False Claims Act. This case and all substantially similar cases filed by Grynberg against pipelines and their affiliates have been consolidated for discovery and pre-trial rulings in Wyoming federal district court. The cases involve allegations of industrywide mismeasurement and undervaluation of gas on which royalty payments are due the federal government. The complaint seeks treble damages and imposition of civil penalties. The Wyoming district court judge denied the defendants' initial motion to dismiss. No motions are currently pending.

Grynberg has filed a case against Questar Pipeline, Questar Energy Trading and Questar Gas Management in Utah state district court, alleging mismeasurement of gas volumes attributable to his working-ownership interest in a specified property in southwestern Wyoming. Grynberg alleges breach of contract, negligent misrepresentation, fraud, breach of fiduciary duty, etc. On March 13, 2001, the trial judge granted defendants' motion to dismiss a case by Grynberg and Grynberg appealed that ruling to the Utah Supreme Court. Briefing of the case is currently taking place.

It is too early to estimate the outcome of the cases filed by Grynberg against Questar affiliates.

WILL PRICE V. GAS PIPELINES ET AL. (FORMERLY QUINQUE OPERATING CO. V. GAS PIPELINES)

A number of the Company's subsidiaries are named defendants in a purported nationwide class action alleging mismeasurement of volumes and heating content of gas produced from private and state lands. The plaintiffs are alleging a conspiracy among the defendants to set industry standards that undermeasure gas. The defendants have filed motions to dismiss the pending actions for lack of personal jurisdiction and for failure to state a claim. The producer's complaint does not include a request for any specific monetary damages.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

OTHER LEGAL PROCEEDINGS

There are various other legal proceedings against Questar and its subsidiaries. While it is not currently possible to predict or determine the outcomes of these proceedings, it is the opinion of management that the outcomes will not have a materially adverse effect on the Company's results of operations, financial position or liquidity.

COMMITMENTS

Historically, 40% to 50% of Questar Gas's gas-supply portfolio has been provided from company-owned gas reserves at cost of service. The remainder of the gas supply has been purchased from various suppliers under agreements with a duration of one year or less and index-based pricing. Generally, at the conclusion of the heating season and after a bid process, new agreements for the upcoming heating season are put into place. Questar Gas bought significant quantities of natural gas under purchase agreements amounting to $261 million, $184 million and $93 million in 2001, 2000 and 1999, respectively. In addition, Questar Gas makes use of various storage arrangements to meet peak-gas demand during certain times of the heating season.

Questar Energy Trading has contracted for firm-transportation services with various pipelines through 2016. Due to market conditions and competition, it is possible that Questar Energy Trading may not be able to recover the full cost of these transportation commitments. Annual payments and the years covered are as follows:

	(in thousands)
2002	$3,351
2003	2,489
2004	1,681
Yearly commitment fee, 2005 through 2016	194

Questar sold its headquarters building under a sale and lease-back arrangement in November 1998. The operating agreement commits the Company to occupy the building through January 12, 2012. Questar has four renewal options of five years each. Minimum future payments under the terms of long-term operating leases for the Company's primary office locations, including its headquarters building, for the five years following December 31, 2001, are as follows:

	(in thousands)
2002	$ 4,834
2003	4,655
2004	4,169
2005	3,896
2006	3,726
2007 through 2012	21,799

Total minimum future rental payments have not been reduced for sublease rentals of $710,000 expected to be received through 2006. Total rental expense amounted to $4.7 million in 2001, $4.4 million in 2000 and $4.3 million in 1999. Sublease rental receipts were $294,000 in 2001, $96,000 in 2000 and $94,000 in 1999.

NOTE 9—RATE REGULATION AND OTHER MATTERS

STATE RATE REGULATION

Questar Gas routinely files periodic applications with the PSCU and the PSCW requesting permission to reflect annualized gas cost increases or decreases depending on gas prices. These requests for gas cost increases or decreases are passed on to customers on a dollar-for-dollar basis with no markup. The impact of the gas-cost increase on customers was lessened by the fact that approximately 40% to 50% of the Company's annual supply comes from its own wells and is priced to customers at cost-of-service prices rather than market prices.

Effective January 1, 2001, the PSCU approved on an interim basis a $167 million increase in its Utah natural gas rates that resulted in a 29% increase for the typical residential Utah customer. The increase was based on significant increases in natural gas prices at the wellhead and was part of Questar Gas' gas-cost-adjustment or pass-through filings. Also, effective January 1, 2001, the PSCW approved a $7 million pass-through filing for Wyoming natural gas rates.

On August 30, 2001, the Company filed a pass-on request with the PSCW seeking a $4.6 million reduction of future gas costs collected in rates. The PSCW approved the request. On September 17, 2001, Questar Gas filed a pass-through request with the PSCU that reduced gas costs in Utah rates by $110.9 million over the 12 months following an October 1, 2001 effective date. The PSCU approved the request.

On November 30, 2001, the Company filed a pass-on request with the PSCW asking to reduce future gas costs collected in rates by $2.9 million. The request was approved effective January 1, 2002. In a similar request, the Company filed a pass-through rate request with the PSCU asking for a $66.9 million reduction of future gas costs. The PSCU granted the request effective January 1, 2002. In total, pass-through reductions filed between August 2001 and January 2002, resulted in a 25% decrease for a typical Utah residential customer.

On October 23, 2001, the Utah Supreme Court unanimously reversed a PSCU decision and agreed with Questar Gas's position that certain gas-processing costs should have been considered for recovery through usual pass-through proceedings. In December 1999, the PSCU denied the Company's request to recover certain costs of processing gas to remove carbon dioxide. In denying the Company's request, the PSCU provided guidance to seek recovery of future processing fees through other rate making procedures. The Company filed a general rate case that, when settled in August 2000, provided $5 million yearly toward processing costs. The Company appealed to the Utah Supreme Court, maintaining that the purchase-gas adjustment and pass-through proceedings were the proper mechanisms for recovering those processing costs. The Court's decision sends the case back to the PSCU and allows the opportunity for the Company to seek recovery of incurred costs.

FEDERAL RATE REGULATION

On September 27, 2001, the FERC issued a Notice of Proposed Rulemaking on Standards of Conduct for Transmission Providers (NOPR) that would significantly broaden the scope of the FERC's affiliate regulations for pipelines. The NOPR would require all transmission providers to comply with standards of conduct dealing with affiliated energy companies. Those standards include the separation of functions and non-discriminatory treatment of transmission customers. The NOPR would essentially diminish operational efficiencies and increase costs by mandating a complete separation of operations. QRS supplies administrative, technical, accounting, legal and regulatory support for both Questar Pipeline and Questar Gas. Questar Gas, Questar Pipeline, industry associates and other companies have filed written and verbal comments with the FERC about the problems this NOPR would create for the industry and its customers, and asked the FERC to reconsider its proposal.

C.P.U.C. DECISION AND SOUTHERN TRAILS

A ruling from the California Public Utilities Commission (CPUC) on Residual Load Service tariff has adverse effects on new pipelines attempting to enter the California market. Under the CPUC's proposed new peaking rate, new gas-fired power plants wanting natural gas service from both Southern California Gas (SoCal) and a new competing pipeline will pay a higher rate for SoCal's service than captive customers taking service entirely from SoCal. In addition, new power plants would be subject to more restrictive balancing services than captive customers and would pay even more for interruptible service than California power plants in other parts of the state. While the Company continues to actively pursue natural gas markets on the California portion of its Southern Trails Pipeline, the Company is considering alternative uses as well.

NOTE 10—EMPLOYEE BENEFITS

PENSION PLAN

The Company has a defined-benefit pension plan covering the majority of its employees. Benefits are generally based on the employee's age at retirement, years of service and highest earnings in a consecutive 72 pay-period interval during the ten years preceding retirement. The Company's policy is to make contributions to the plan at least sufficient to meet the minimum funding requirements of the Internal Revenue Code. Plan assets consist principally of equity securities and corporate- and U.S.-Government debt obligations. The Company relies on a third-party consultant to calculate the pension plan projected benefit obligation.

The Company offered early-retirement windows to specific groups of employees in 2000 and 1999. QRS offered early-retirement windows to eligible employees in 2000 with a total of 276 employees and recipients of long-term disability from Questar Gas, Questar Pipeline and QRS electing to retire effective October 31. The $14.4 million cost of the early-retirement window is being amortized over a five-year period in accordance with regulatory treatment.

Questar InfoComm, which conducts telecommunications and information-technology services, announced an early-retirement program effective November 1, 1999. Fifty employees elected to retire and the $2.9 million cost was expensed in 1999.

A summary of pension expense is as follows:

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Service cost	**$ 7,038**	$ 7,354	$ 8,894
Interest cost	**16,914**	18,447	18,814
Expected return on plan assets	**(17,065)**	(23,782)	(24,059)
Prior service and other costs	**1,978**	1,581	1,365
Recognized net actuarial gain	**(16)**	(552)	
Amortization of early-retirement expenses	**3,504**	1,340	3,744
Pension expense	**$12,353**	$ 4,388	$ 8,758

Assumptions used to calculate pension expense were as follows:

	2001	2000	1999
Discount rate	**7.75%**	7.75%	6.75%
Rate of increase in compensation	**5.00%**	5.00%	5.00%
Long-term return on assets	**9.25%**	9.25%	9.25%

The status of the pension plan was as follows:

	2001	2000
		(in thousands)
Change in benefit obligation		
Projected benefit obligation at January 1,	**$222,787**	$246,958
Service cost	**7,038**	7,354
Interest cost	**16,914**	18,447
Plan amendments		8,153
Change in plan assumptions	**(234)**	
Actuarial loss	**926**	34,096
Benefits paid	**(11,409)**	(11,275)
Early-retirement settlements paid		(80,946)
Projected benefit obligation at December 31,	**236,022**	222,787
Change in plan assets		
Fair value of plan assets at January 1,	**189,970**	274,907
Actual return (loss) on plan assets	**(2,169)**	4,284
Contributions to the plan	**12,369**	3,000
Benefits paid	**(11,409)**	(11,275)
Early retirement settlements paid		(80,946)
Fair value of plan assets at December 31,	**188,761**	189,970
Plan assets less the projected benefit obligation	**(47,261)**	(32,817)
Unrecognized net actuarial loss	**23,049**	3,053
Unrecognized prior-service cost	**17,228**	19,138
Unrecognized transition obligation		67
Accrued pension expense payable recorded in current liabilities	**($ 6,984)**	($ 10,559)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Postretirement health-care benefits and life insurance are provided only to employees hired before January 1, 1997. The Company pays a portion of the costs of health-care benefits, as determined by an employee's years of service, and limited to 170% of the 1992 contribution. The Company's policy is to fund amounts allowable for tax deduction under the Internal Revenue Code. Plan assets consist of equity securities and corporate- and U.S.-Government debt obligations. The Company is amortizing its transition obligation over a 20-year period, which began in 1992. The Company relies on a third-party consultant to calculate the pension-plan projected-benefit obligation.

QRS accounts for approximately 55% of the postretirement benefit costs. The impact of postretirement benefit costs on Questar's future net income will be mitigated by the ability to recover these costs from customers. The regulatory agencies allow Questar Gas and Questar Pipeline to recover future costs if the amounts are funded in external trusts.

A summary of the expense of postretirement benefits other than pensions follows:

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Service cost	$ 878	$ 823	$1,006
Interest cost	5,686	4,979	4,545
Expected return on plan assets	(3,213)	(3,241)	(2,831)
Amortization of transition obligation	1,877	1,877	1,877
Amortization of regulatory liability	(524)		523
Postretirement-benefit expense	$4,704	$4,438	$5,120

Assumptions used to calculate postretirement benefit expense were as follows:

	2001	2000	1999
Discount rate	7.75%	7.75%	6.75%
Long-term return on assets	9.25%	9.25%	9.25%
Health-care inflation rate	10.00% decreasing to 6.5% by 2008	10.00% decreasing to 6.5% by 2008	10.50% decreasing to 5.5% by 2010

A 1% increase in the health-care inflation rate would increase the service cost and interest cost by $162,000 and the accumulated postretirement benefit obligation by $2.3 million. A 1% decrease in the health-care inflation rate would decrease the service cost and interest cost by $144,000 and the accumulated postretirement benefit obligation by $2.1 million. The status of the postretirement benefit programs was as follows:

	2001	2000
		(in thousands)
Change in benefit obligation		
Projected benefit obligation at January 1,	$67,864	$66,169
Service cost	878	823
Interest cost	5,686	4,979
Actuarial (gain) loss	10,113	(701)
Benefits paid	(4,840)	(3,406)
Projected benefit obligation at December 31,	79,701	67,864
Change in plan assets		
Fair value of plan assets at January 1,	35,302	35,302
Actual return (loss) on plan assets	(531)	389
Contributions to the plan	4,413	3,017
Benefits paid	(4,840)	(3,406)
Fair value of plan assets at December 31,	34,344	35,302
Projected benefit obligation in excess of plan assets	(45,357)	(32,562)
Unrecognized transition obligation	20,652	22,529
Unrecognized net (gain) loss	11,415	(2,442)
Accrued postretirement benefit recorded in current liabilities	($13,290)	($12,475)

POSTEMPLOYMENT BENEFITS

The Company recognizes the net present value of the liability for postemployment benefits, such as long-term disability benefits and health-care and life-insurance costs, when employees become eligible for such benefits. Postemployment benefits are paid to former employees after employment has been terminated but before retirement benefits are paid. The Company accrues both current and future costs. In 2000, 14 recipients of postemployment benefits accepted early-retirement benefits in connection with QRS's early-retirement program. Questar's postemployment liability at December 31, 2001, 2000 and 1999 was $1.3 million, $1.4 million, and $2.3 million, respectively.

NOTE 11—WEXPRO SETTLEMENT AGREEMENT

Wexpro's operations are subject to the terms of the Wexpro settlement agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's operations. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the settlement agreement are as follows:

a. Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas's nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after-tax rate of return is adjusted annually and is approximately 13.72%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

b. Wexpro conducts developmental oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after-tax rate of return is adjusted annually and is approximately 18.72%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

c. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural-gas costs to utility customers.

d. Wexpro conducts developmental gas drilling on productive gas properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after-tax return allowed Wexpro is approximately 21.72%.

e. Wexpro operates natural-gas properties owned by Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after-tax rate of return is approximately 13.72%.

NOTE 12—SUPPLEMENTAL GAS AND OIL INFORMATION (UNAUDITED)

The Company uses the successful efforts accounting method for its gas and oil exploration and development activities. As ordered by the PSCU, the successful efforts method of accounting is utilized with respect to costs associated with certain cost-of-service gas and oil properties managed and developed by Wexpro and regulated for ratemaking purposes. Cost-of-service gas and oil properties are those properties for which the operations and return on investment are regulated by the Wexpro settlement agreement (See Note 11).

The following information is provided with respect to Questar's gas and oil exploration and development activities, located in the United States and Canada.

CAPITALIZED COSTS

The aggregate amounts of costs capitalized for oil and gas exploration and development activities and the related amounts of accumulated depreciation and amortization follow:

AS OF DECEMBER 31,	UNITED STATES	CANADA	TOTAL
			(in thousands)
2001			
Proved properties	**$1,051,875**	**$123,557**	**$1,175,432**
Unproved properties	**165,066**	**11,075**	**176,141**
Support equipment and facilities	**11,017**	**397**	**11,414**
	1,227,958	**135,029**	**1,362,987**
Accumulated depreciation, depletion and amortization	**403,251**	**58,892**	**462,143**
	$ 824,707	**$ 76,137**	**$ 900,844**
2000			
Proved properties	$ 732,078	$113,407	$ 845,485
Unproved properties	30,940	24,668	55,608
Support equipment and facilities	12,002	1,177	13,179
	775,020	139,252	914,272
Accumulated depreciation, depletion and amortization	361,401	50,105	411,506
	$ 413,619	$ 89,147	$ 502,766
1999			
Proved properties	$ 663,051	$ 54,096	$ 717,147
Unproved properties	41,654	9,970	51,624
Support equipment and facilities	12,418	990	13,408
	717,123	65,056	782,179
Accumulated depreciation, depletion and amortization	314,986	38,413	353,399
	$ 402,137	$ 26,643	$ 428,780

COSTS INCURRED

The following costs were incurred in oil and gas exploration and development activities:

YEAR ENDED DECEMBER 31,	UNITED STATES	CANADA	TOTAL
			(in thousands)
2001			
Property acquisition			
Unproved	**$1,309**	**$ 318**	**$1,627**
Proved	**303,757**		**303,757**
Exploration	**14,063**	**1,755**	**15,818**
Development	**130,638**	**5,256**	**135,894**
	$449,767	**$ 7,329**	**$457,096**
2000			
Property acquisition			
Unproved	$ 3,054	$14,703	$ 17,757
Proved	1,202	31,058	32,260
Exploration	6,433	3,664	10,097
Development	64,582	29,478	94,060
	$ 75,271	$78,903	$154,174
1999			
Property acquisition			
Unproved	$ 12,565	$ 337	$ 12,902
Proved	2,367	17	2,384
Exploration	8,402	323	8,725
Development	53,347	3,608	56,955
	$ 76,681	$ 4,285	$ 80,966

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

RESULTS OF OPERATIONS

Following are the results of operations of QMR's oil and gas exploration and development activities, before corporate overhead and interest expenses.

YEAR ENDED DECEMBER 31,	UNITED STATES	CANADA	TOTAL
			(in thousands)
2001			
Revenues			
From unaffiliated customers	**$242,081**	**$38,495**	**$280,576**
From affiliates	**807**		**807**
Total revenues	**242,888**	**38,495**	**281,383**
Production expenses	**62,646**	**8,106**	**70,752**
Exploration	**5,236**	**1,785**	**7,021**
Depreciation, depletion and amortization	**58,537**	**12,064**	**70,601**
Abandonment and impairment of oil and gas properties	**3,571**	**1,600**	**5,171**
Total expenses	**129,990**	**23,555**	**153,545**
Revenues less expenses	**112,898**	**14,940**	**127,838**
Income taxes—Note A	**37,348**	**9,323**	**46,671**
Results of operations before corporate overhead and interest expenses	**$ 75,550**	**$ 5,617**	**$ 81,167**
2000			
Revenues			
From unaffiliated customers	$207,656	$38,072	$245,728
From affiliates	18		18
Total revenues	207,674	38,072	245,746
Production expenses	49,056	8,809	57,865
Exploration	5,533	2,442	7,975
Depreciation, depletion and amortization	51,973	13,196	65,169
Abandonment and impairment of oil and gas properties	2,327	1,091	3,418
Total expenses	108,889	25,538	134,427
Revenues less expenses	98,785	12,534	111,319
Income taxes—Note A	31,994	5,841	37,835
Results of operations before corporate overhead and interest expenses	$ 66,791	$ 6,693	$ 73,484
1999			
Revenues	$150,159	$12,316	$162,475
Production expenses	41,856	3,681	45,537
Exploration	4,803	321	5,124
Depreciation, depletion and amortization	51,927	3,550	55,477
Abandonment and impairment of oil and gas properties	5,542	1,993	7,535
Total expenses	104,128	9,545	113,673
Revenues less expenses	46,071	2,771	48,802
Income taxes—Note A	12,348	1,233	13,581
Results of operations before corporate overhead and interest expenses	$ 33,683	$ 1,538	$ 35,221

Note A—Income tax expenses has been reduced by nonconventional fuel tax credits of $5 million in 2001, $4.7 million in 2000 and $5.3 million in 1999.

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

Estimates of the reserves located in the United States were made by Ryder Scott Company, H. J. Gruy and Associates, Inc., Netherland, Sewell & Associates, and Malkewicz Hueni Associates, Inc., independent reservoir engineers. Estimated Canadian reserves were prepared by Gilbert Laustsen Jung Associates Ltd. and Sproule Associates Ltd. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available. The quantities reported below are based on existing economic and operating conditions at December 31. All oil and gas reserves reported were located in the United States and Canada. The Company does not have any long-term supply contracts with foreign governments or reserves of equity investees.

	UNITED STATES	CANADA	TOTAL
			(in MMcf)
Natural Gas			
Proved Reserves			
Balance at January 1, 1999	466,688	21,935	488,623
Revisions of estimates	4,155	(106)	4,049
Extensions and discoveries	77,737	1,720	79,457
Purchase of reserves in place	17,020		17,020
Sale of reserves in place	(11,984)		(11,984)
Production	(59,839)	(2,873)	(62,712)
Balance at December 31, 1999	493,777	20,676	514,453
Revisions of estimates	25,662	(7,890)	17,772
Extensions and discoveries	123,155	2,511	125,666
Purchase of reserves in place	846	52,000	52,846
Sale of reserves in place	(1,885)		(1,885)
Production	(61,722)	(7,241)	(68,963)
Balance at December 31, 2000	579,833	60,056	639,889
Revisions of estimates	**(36,528)**	**1,341**	**(35,187)**
Extensions and discoveries	**175,423**	**7,144**	**182,567**
Purchase of reserves in place	**300,353**		**300,353**
Sale of reserves in place	**(19,072)**		**(19,072)**
Production	**(63,862)**	**(6,712)**	**(70,574)**
Balance at December 31, 2001	**936,147**	**61,829**	**997,976**
Proved-Developed Reserves			
Balance at January 1, 1999	411,826	17,835	429,661
Balance at December 31, 1999	412,008	17,076	429,084
Balance at December 31, 2000	434,122	55,623	489,745
Balance at December 31, 2001	**534,761**	**53,036**	**587,797**

	UNITED STATES	CANADA	TOTAL
			(in Mbbl)
Oil			
Proved Reserves			
Balance at January 1, 1999	11,649	2,601	14,250
Revisions of estimates	4,031	372	4,403
Extensions and discoveries	794	257	1,051
Purchase of reserves in place	130		130
Sale of reserves in place	(3,665)		(3,665)
Production	(1,876)	(435)	(2,311)
Balance at December 31, 1999	11,063	2,795	13,858
Revisions of estimates	221	(64)	157
Extensions and discoveries	1,532	208	1,740
Purchase of reserves in place	1	1,520	1,521
Sale of reserves in place	(17)		(17)
Production	(1,484)	(741)	(2,225)
Balance at December 31, 2000	11,316	3,718	15,034
Revisions of estimates	**(1,950)**	**(21)**	**(1,971)**
Extensions and discoveries	**1,515**	**340**	**1,855**
Purchase of reserves in place	**19,185**		**19,185**
Sale of reserves in place	**(531)**		**(531)**
Production	**(1,797)**	**(703)**	**(2,500)**
Balance at December 31, 2001	**27,738**	**3,334**	**31,072**
Proved-Developed Reserves			
Balance at January 1, 1999	10,443	2,281	12,724
Balance at December 31, 1999	9,897	2,565	12,462
Balance at December 31, 2000	9,696	3,077	12,773
Balance at December 31, 2001	**19,417**	**2,566**	**21,983**

STANDARDIZED MEASURE OF FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Future net cash flows were calculated at December 31 using year-end prices and known contract-price changes. The year-end prices do not include any impact of hedging activities. Year-end production costs, development costs and appropriate statutory income tax rates, with consideration of future tax rates already legislated, were used to compute the future net cash flows. All cash flows were discounted at 10% to reflect the time value of cash flows, without regard to the risk of specific properties.

The assumptions used to derive the standardized measure of future net cash flows are those required by accounting standards and do not necessarily reflect the Company's expectations. The usefulness of the standardized measure of future net cash flows is impaired because of the reliance on reserve estimates and production schedules that are inherently imprecise.

YEAR ENDED DECEMBER 31,	UNITED STATES	CANADA	TOTAL
			(in thousands)
2001			
Future cash inflows	**$2,541,716**	**$192,762**	**$2,734,478**
Future production costs	**(798,431)**	**(58,643)**	**(857,074)**
Future development costs	**(266,097)**	**(3,421)**	**(269,518)**
Future income tax expenses	**(392,152)**	**(38,767)**	**(430,919)**
Future net cash flows	**1,085,036**	**91,931**	**1,176,967**
10% annual discount to reflect timing of net cash flows	**(536,876)**	**(35,789)**	**(572,665)**
Standardized measure of discounted future net cash flows	**$ 548,160**	**$ 56,142**	**$ 604,302**
2000			
Future cash inflows	$5,412,945	$568,771	$5,981,716
Future production costs	(955,827)	(73,583)	(1,029,410)
Future development costs	(107,355)	(2,900)	(110,255)
Future income tax expenses	(1,489,267)	(182,537)	(1,671,804)
Future net cash flows	2,860,496	309,751	3,170,247
10% annual discount to reflect timing of net cash flows	(1,316,114)	(136,445)	(1,452,559)
Standardized measure of discounted future net cash flows	$1,544,382	$173,306	$1,717,688
1999			
Future cash inflows	$1,332,761	$108,990	$1,441,751
Future production costs	(398,591)	(28,280)	(426,871)
Future development costs	(61,034)	(3,146)	(64,180)
Future income tax expenses	(188,988)	(10,353)	(199,341)
Future net cash flows	684,148	67,211	751,359
10% annual discount to reflect timing of net cash flows	(280,911)	(23,652)	(304,563)
Standardized measure of discounted future net cash flows	$ 403,237	$ 43,559	$ 446,796

The principal sources of change in the standardized measure of discounted future net cash flows were:

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Beginning balance	**$1,717,688**	$ 446,796	$348,376
Sales of oil and gas produced, net of production costs	**(210,631)**	(187,881)	(116,938)
Net changes in prices and production costs	**(1,978,853)**	1,638,170	171,392
Extensions and discoveries, less related costs	**133,866**	492,398	79,511
Revisions of quantity estimates	**(31,451)**	70,155	28,665
Purchase of reserves in place	**303,757**	32,260	2,384
Change in future development	**(70,979)**	(17,770)	(9,332)
Sale of reserves in place	**(41,225)**	(1,867)	(33,043)
Accretion of discount	**171,769**	44,680	34,837
Net change in income taxes	**775,013**	(776,276)	(61,807)
Change in production rate	**(125,725)**	(50,077)	(8,859)
Other	**(38,927)**	27,100	11,610
Net change	**(1,113,386)**	1,270,892	98,420
Ending balance	**$ 604,302**	$1,717,688	$446,796

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

COST-OF-SERVICE ACTIVITIES

The following information is provided with respect to cost-of-service oil and gas properties managed and developed by Wexpro and regulated by the Wexpro settlement agreement. Information on the standardized measure of future net cash flows has not been included for cost-of-service activities because the operations of and return on investment for such properties are regulated by the Wexpro settlement agreement.

CAPITALIZED COSTS

Capitalized costs for cost-of-service oil and gas properties net of the related accumulated depreciation and amortization were as follows:

DECEMBER 31,	2001	2000	1999
			(in thousands)
Wexpro	**$198,373**	$155,374	$137,584
Questar Gas	**20,991**	22,620	25,380
	$219,364	$177,994	$162,964

COSTS INCURRED

Costs incurred by Wexpro for cost-of-service oil and gas producing activities were $58.4 million in 2001, $32 million in 2000 and $21.3 million in 1999.

RESULTS OF OPERATIONS

Following are the results of operations of the Company's cost-of-service gas and oil development activities before corporate overhead and interest expenses.

YEAR ENDED DECEMBER 31,	2001	2000	1999
			(in thousands)
Revenues			
From unaffiliated companies	**$ 12,465**	$15,179	$8,844
From affiliates—Note A	**88,936**	73,721	62,335
Total revenues	**101,401**	88,900	71,179
Production expenses	**33,016**	27,861	18,548
Depreciation and amortization	**15,051**	13,922	12,665
Total expenses	**48,067**	41,783	31,213
Revenues less expenses	**53,334**	47,117	39,966
Income taxes	**19,181**	16,923	14,602
Results of operations before corporate overhead and interest expenses	**$ 34,153**	$30,194	$25,364

Note A—Represents revenues received from Questar Gas pursuant to Wexpro Settlement Agreement.

ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

The following estimates were made by the Company's reservoir engineers. Generally, no estimates are available for cost-of-service proved-undeveloped reserves that may exist.

	NATURAL GAS	OIL
	(MMcf)	*(Mbbl)*
Proved Developed Reserves		
Balance at January 1, 1999	340,135	2,723
Revisions of estimates	5,699	976
Extensions and discoveries	46,739	213
Production	(38,890)	(623)
Balance at December 31, 1999	353,683	3,289
Revisions of estimates	16,523	504
Extensions and discoveries	50,351	234
Production	(41,546)	(579)
Balance at December 31, 2000	379,011	3,448
Revisions of estimates	**(11,465)**	**275**
Extensions and discoveries	**76,042**	**479**
Production	**(37,907)**	**(515)**
Balance at December 31, 2001	**405,681**	**3,687**

SIX-YEAR HISTORY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(in thousands)
Revenues	**$1,439,350**	$1,266,153	$ 924,219	$ 906,256	$ 936,337	$ 817,981
Operating expenses						
Cost of natural gas and other products sold	**675,011**	562,229	352,554	367,932	399,941	314,271
Operating and maintenance	**270,355**	251,477	221,082	208,191	205,723	196,389
Exploration	**6,986**	7,917	5,321	6,069	4,512	2,999
Depreciation,depletion and amortization	**151,735**	142,491	132,164	118,745	113,063	93,827
Abandonments and impairments of oil and gas properties	**5,171**	3,418	7,535	15,137	19,288	2,902
Other taxes	**55,985**	50,654	32,724	36,792	37,370	30,489
Total operating expenses	**1,165,243**	1,018,186	751,380	752,866	779,897	640,877
Operating income	**274,107**	247,967	172,839	153,390	156,440	177,104
Interest and other income	**37,023**	39,463	78,700	17,021	22,481	11,109
Income (loss) from unconsolidated affiliates	**159**	3,996	(4,356)	2,917	4,341	(833)
Write-down of investment in partnership			(49,700)			
Debt expense	**(64,833)**	(63,510)	(53,944)	(47,971)	(43,766)	(41,083)
Income taxes	**(88,270)**	(78,439)	(46,687)	(36,047)	(40,866)	(46,283)
Net income	**$ 158,186**	$ 149,477	$ 96,852	$ 89,310	$ 98,630	$ 100,014

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(in thousands)
Assets						
Cash and cash equivalents	**$ 11,300**	$ 9,416	$ 8,291	$ 17,489	$ 17,271	$ 5,703
Accounts receivable	**259,320**	324,241	181,274	177,627	185,911	178,456
Inventories						
Gas and oil stored underground	**37,055**	30,062	27,360	26,797	19,881	14,141
Material and supplies	**12,073**	10,472	10,254	11,020	9,187	8,202
Other current assets	**24,432**	44,754	11,681	13,931	51,671	37,765
Total current assets	**344,180**	427,022	238,860	246,864	283,921	244,267
Property, plant and equipment	**4,089,407**	3,287,134	3,014,418	2,873,166	2,516,673	2,355,821
Less depreciation and amortization	**1,524,309**	1,400,159	1,280,767	1,175,264	1,054,393	937,594
Net property, plant and equipment	**2,565,098**	1,886,975	1,733,651	1,697,902	1,462,280	1,418,227
Investment in unconsolidated affiliates	**144,928**	34,505	25,269	58,638	29,952	19,192
Other assets	**181,505**	131,602	186,954	108,136	98,821	75,430
	$3,235,711	$2,472,027	$2,184,734	$2,111,540	$1,874,974	$1,757,116
Liabilities and shareholders' equity						
Short-term loans	**$ 530,246**	$ 209,139	$ 144,115	$ 221,100	$ 131,200	$ 77,800
Accounts payable and accrued expenses	**249,190**	325,417	179,837	209,753	168,941	161,811
Current portion of long-term debt	**1,705**	8	7	6,006	6,068	4,705
Total current liabilities	**781,141**	534,564	323,959	436,859	306,209	244,316
Long-term debt, less portion current	**997,423**	714,537	735,043	615,770	541,986	555,509
Other liabilities	**376,366**	270,294	231,216	210,159	222,921	216,122
Cumulative preferred stock						4,828
Common shareholders' equity	**1,080,781**	952,632	894,516	848,752	803,858	736,341
	$3,235,711	$2,472,027	$2,184,734	$2,111,540	$1,874,974	$1,757,116

SIX-YEAR HISTORY CONTINUED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(in thousands)
Operating activities						
Net income	$ 158,186	$ 149,477	$ 96,852	$ 89,310	$ 98,630	$ 100,014
Depreciation, depletion and amortization	159,042	148,293	139,124	122,254	114,543	98,624
Deferred income taxes and investment tax credits	33,699	47,355	(1,087)	(7,487)	792	17,597
Gain from sales of securities and properties	(21,765)	(24,739)	(66,962)	(10,616)	(12,957)	(6,321)
Write-down of investment in partnership			49,700			
Abandonments and impairments of oil and gas properties	5,171	3,418	7,535	15,137	22,288	2,902
(Income) loss from unconsolidated affiliates, net of cash distributions	253	(899)	7,671	(360)	(2,540)	(655)
Write-down of securities available for sale	1,473					
Change in operating assets and liabilities	36,615	(70,838)	(25,502)	69,767	(23,160)	(34,986)
Net cash provided from operating activities	372,674	252,067	207,331	278,005	197,596	177,175
Investing activities						
Capital expenditures	(984,086)	(315,142)	(261,983)	(455,477)	(208,359)	(289,314)
Proceeds from disposition of property, plant and equipment	47,422	2,726	45,721	45,613	13,773	12,477
Proceeds from sales of securities	1,612	46,814	75,126	6,759	17,268	14,368
Net cash used in investing activities	(935,052)	(265,602)	(141,136)	(403,105)	(177,318)	(262,469)
Financing activities						
Common stock	13,667	(9,807)	(20,451)	7,566	(1,291)	8,837
Preferred stock					(4,876)	(129)
Long-term debt	287,201	(18,350)	110,004	75,545	(10,432)	119,515
Short-term debt	321,107	64,581	(76,985)	89,900	53,400	600
Cash held in escrow	(1,010)	31,340	(36,727)			
Other financing	716	2,955	3,993	6,361	5,635	6,032
Dividends	(57,193)	(55,084)	(55,328)	(53,747)	(51,135)	(48,980)
Net cash provided from (used in) financing activities	564,488	15,635	(75,494)	125,625	(8,699)	85,875
Foreign-currency adjustment	(226)	(975)	101	(307)	(11)	
Change in cash and cash equivalents	$ 1,884	$ 1,125	($ 9,198)	$ 218	$ 11,568	$ 581

COMMON STOCK INFORMATION

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
Earnings per common share						
Basic	$ 1.95	$ 1.86	$ 1.17	$ 1.08	$ 1.20	$ 1.22
Diluted	$ 1.94	$ 1.85	$ 1.17	$ 1.08	$ 1.19	$ 1.21
Dividends per common share	$ .705	$ .685	$ .67	$ .6525	$ .62	$ .60
Book value per common share	13.26	11.79	10.99	10.27	9.79	8.97
Market price per common share						
High	$ 33.75	$ 31.88	$ 19.94	$ 22.63	$ 22.38	$ 20.69
Low	18.58	13.56	14.75	15.19	17.13	15.44
Close	$ 25.05	$ 30.06	$ 15.00	$ 19.38	$ 22.31	$ 18.38
Average basic common shares outstanding (in thousands)	81,097	80,412	82,547	82,365	82,166	81,656
Average diluted common shares outstanding (in thousands)	81,658	80,915	82,676	82,817	82,668	82,072
Ending basic common shares outstanding (in thousands)	81,523	80,818	81,419	82,632	82,142	82,050
Price-earnings ratio on closing price (diluted EPS)	12.9	16.3	12.8	17.9	18.8	15.2
Annualized dividend yield on closing price	2.8%	2.3%	4.5%	3.4%	2.8%	3.3%
Market-to-book ratio on closing price	1.89	2.55	1.36	1.89	2.28	2.05
Dividend payout ratio on diluted EPS	36.3%	37.0%	57.3%	60.4%	52.1%	49.6%

FINANCIAL RATIOS

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
Return on average common shareholders' equity	**15.6%**	16.2%	11.1%	10.8%	12.8%	14.2%
Return on assets	**10.9%**	12.5%	9.2%	8.7%	10.1%	11.4%
Pretax interest coverage (times interest earned)	**4.8**	4.6	3.7	3.6	4.2	4.6
Effective income tax rate	**35.8%**	34.4%	32.5%	28.8%	29.3%	31.6%

QUESTAR MARKET RESOURCES

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(dollars in thousands)
Financial highlights						
Revenues	**$ 746,397**	$ 742,053	$ 498,311	$ 458,272	$ 523,640	$ 484,083
Operating income	**159,341**	128,160	69,699	42,138	45,222	70,169
Net income	**101,134**	77,808	43,888	26,148	35,934	44,316
Identifiable assets	**1,510,699**	960,491	777,923	728,953	648,170	667,949
Capital expenditures	**$ 638,507**	$ 187,359	$ 128,248	$ 248,676	$ 92,310	$ 191,788
Operating highlights						
Production volumes						
Natural gas (in MMcf)	**70,574**	68,963	62,712	51,309	47,442	40,519
Oil and NGL—QEP & SEI (in Mbbl)	**2,500**	2,225	2,311	2,340	2,377	1,836
Oil and NGL—Wexpro (in Mbbl)	**467**	521	555	554	561	666
Production revenue						
Natural gas (per Mcf)	**$ 3.21**	$ 2.80	$ 2.00	$ 1.92	$ 1.89	$ 1.53
Oil and NGL—QEP & SEI (per bbl)	**$ 19.22**	$ 20.50	$ 13.92	$ 12.70	$ 17.77	$ 17.94
Oil and NGL—Wexpro (per bbl)	**$ 24.49**	$ 27.43	$ 16.84	$ 12.64	$ 20.46	$ 21.17
Energy-marketing volumes (in Mdthe)	**91,791**	105,632	112,982	113,513	142,601	152,280
Gas-gathering volumes (in Mdth)						
For unaffiliated customers	**91,729**	92,969	84,961	72,908	57,586	48,525
For Questar Gas	**37,161**	36,791	32,050	29,893	28,506	30,199
For other affiliated customers	**27,049**	25,068	19,659	17,720	17,679	8,794
Total gathering	**155,939**	154,828	136,670	120,521	103,771	87,518
Gathering revenue (per dth)	**$ .13**	$ .13	$ .15	$ .16	$ .21	$ .24
Depreciation rate (per Mcfe)	**$ .83**	$ .78	$ .71	$ .74	$ .68	$ .60
Five-year average finding cost—nonregulated (per Mcfe)	**$ .85**	$ .86	$ .90	$ .95	$ .83	$ .79
Proved reserve volumes—noncost-of-service						
Natural gas (in Mcf)	**997,976**	639,889	514,453	488,623	378,663	384,017
Oil (in Mbbl)	**31,072**	15,034	13,858	14,250	15,099	18,256
Net leasehold acreage (in thousands)	**1,834**	1,790	1,596	1,664	1,507	1,563
Field gathering pipeline mileage	**1,385**	1,285	1,400	1,385	1,332	1,224

SIX-YEAR HISTORY CONTINUED

QUESTAR REGULATED SERVICES
NATURAL GAS DISTRIBUTION

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(dollars in thousands)
Financial highlights						
Revenues	**$ 704,113**	$ 536,762	$ 449,937	$ 476,823	$ 448,223	$ 371,928
Operating income	**58,382**	56,420	45,313	57,450	58,237	56,038
Income from continuing operations	**25,873**	24,163	19,219	27,408	29,014	28,988
Identifiable assets	**833,268**	830,889	722,290	699,727	601,720	554,476
Capital expenditures	**$ 78,791**	$ 65,767	$ 68,447	$ 76,328	$ 65,375	$ 51,657
Operating highlights						
Natural gas volumes (in Mdth)						
Residential and commercial sales	**83,650**	83,373	82,201	83,231	85,747	80,844
Industrial sales	**10,684**	10,314	9,823	9,681	9,523	8,584
Transportation for industrial customers	**54,624**	54,836	51,643	55,461	51,313	49,499
Total deliveries	**148,958**	148,523	143,667	148,373	146,583	138,927
Natural gas revenue (per dth)						
Residential and commercial sales	**$ 7.39**	$ 5.60	$ 4.83	$ 5.11	$ 4.66	$ 4.07
Industrial sales	**5.26**	3.78	2.95	3.05	2.57	2.14
Transportation for industrial customers	**.13**	.13	.13	.12	.13	.12
System gas cost (per dth)	**$ 4.92**	$ 3.54	$ 2.61	$ 2.57	$ 2.62	$ 2.44
Heating degree days (normal 5,609)	**5,487**	5,402	5,317	5,462	5,465	5,307
Warmer than normal	**2%**	4%	8%	6%	6%	9%
Number of customers at December 31	**731,900**	704,629	686,317	663,392	641,696	618,231
Distribution main-and-service line mileage	**22,805**	21,660	20,696	19,976	19,256	18,747
Natural gas reserves—cost-of-service (in MMcf)	**405,681**	379,011	353,683	340,135	337,179	359,907

NATURAL GAS TRANSMISSION

YEAR ENDED DECEMBER 31,	2001	2000	1999	1998	1997	1996
						(dollars in thousands)
Financial highlights						
Revenues	**$ 124,893**	$ 119,076	$ 112,160	$ 108,557	$ 105,437	$ 104,178
Operating income	**59,322**	56,853	54,395	53,198	50,490	47,494
Income (loss) from continuing operations	**29,741**	29,825	(8,391)	27,891	26,568	22,643
Identifiable assets	**772,197**	538,408	517,981	556,226	410,481	396,019
Capital expenditures	**$ 256,703**	$ 43,035	$ 50,424	$ 114,318	$ 32,596	$ 23,808
Operating highlights						
Natural gas volumes (in Mdth)						
Transportation						
For unaffiliated customers	**195,610**	158,604	135,886	120,747	116,215	131,895
For Questar Gas	**110,259**	108,183	105,499	107,501	110,311	100,161
For other affiliated customers	**6,892**	8,370	12,153	26,878	37,797	44,327
Total transportation	**312,761**	275,157	253,538	255,126	264,323	276,383
Transportation revenue (per dth)	**$ .25**	$ .26	$ .28	$ .28	$ .26	$ .24
Transmission pipeline mileage	**1,840**	1,734	1,734	1,726	1,763	1,731
Clay Basin storage capacity (in Bcf)	**51.3**	51.3	51.3	51.3	46.3	46.3

CORPORATE INFORMATION

HISTORY

Questar Corporation was organized as an investor-owned, integrated-energy holding company on Oct. 2, 1984. Its origins date to 1929 when predecessor companies constructed a natural gas pipeline from southwestern Wyoming to Utah markets. In 1935 various holdings were consolidated under the name Mountain Fuel Supply Company, which was the parent company until 1984. With the creation of Questar, Mountain Fuel became a wholly owned natural gas-distribution subsidiary. In 1996, Questar restructured itself into two primary business activities: Market Resources, which conducts nonregulated activities, such as oil and gas exploration and production, and Regulated Services, comprising regulated retail gas distribution and interstate gas-transmission and storage functions.

COMMON STOCK

81.5 million shares issued and outstanding, without par value. Listed on the New York Stock Exchange—ticker symbol: STR

Transfer and Paying Agent

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433

Co-Transfer Agent

Wells Fargo Bank
Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

DIVIDEND REINVESTMENT AND STOCK-PURCHASE PLAN

Common stock may be purchased directly from the company. A one-time $10 fee is charged to establish an account. Shareholders may also reinvest dividends and purchase additional shares of common stock. A prospectus is available upon request to:

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5885 or
800-729-6788 (toll-free)
e-mail:
shareholder@questar.com

ANNUAL MEETING

The 2002 Annual Meeting of Shareholders will be held Tuesday, May 21, at 10 a.m. at 1140 West 2nd South, Salt Lake City, Utah.

CORPORATE INFORMATION

Form 10-K

The Form 10-K—an annual report of company operations filed with the Securities and Exchange Commission—is available online at www.sec.gov, or by request from:

Connie C. Holbrook
Senior vice president,
general counsel
and corporate secretary
Questar Corporation
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5202
e-mail:connieh@questar.com

Corporate Website

Other corporation information is available online at www.questar.com.

SHAREHOLDER RECORDS

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 800-729-6788
e-mail:
shareholder@questar.com

ANALYST CONTACT

Stephen E. Parks
Senior vice president, treasurer,
chief financial officer
Tel. 801-324-5497

or

Martin H. Craven
Director of investor relations,
assistant treasurer
Tel. 801-324-5077
e-mail: martinc@questar.com

MEDIA CONTACT

R. Curtis Burnett
Vice president, public affairs
Tel. 801-324-5132
e-mail: curtb@questar.com

AUDITORS

Ernst & Young LLP
Certified Public Accountants
60 East South Temple, Suite 800
Salt Lake City, UT 84111

COUNSEL

Skadden, Arps, Slate,
Meager & Flom
919 Third Ave.
New York, NY 10022

PRINCIPAL OFFICES

Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5000

Questar Gas Company
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-5555

Questar Pipeline Company
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-2400

Questar Market Resources,
Questar Exploration and
Production Company,
Wexpro Company,
Questar Energy Trading
Company, and Questar
Gas Management Company
180 East 100 South
P.O. Box 45601
Salt Lake City, UT 84145-0601
Tel. 801-324-2600

Questar InfoComm, Inc.
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5544

CORPORATE OFFICERS (AGE IN PARENTHESES)

MANAGEMENT COMMITTEE

Brent L. Adamson (50)
Vice president, ethics, compliance and audit; 26 years of service; formerly director of auditing and compliance officer, and senior auditor; Certified Internal Auditor and Certified Fraud Examiner; received bachelor's degree in accounting and master's degree in business administration from the University of Utah.

R.D. Cash (59)
Questar's chairman of the Board of Directors since 1985; chief executive officer since 1984; director since 1977; 26 years of service; director, Zions Bancorporation, Zions First National Bank, Interstate Gas Association of America, Independent Petroleum Association of America, Aegis Insurance Services, Inc.; member, National Petroleum Council; trustee, Salt Lake Organizing Committee for the 2002 Olympic Winter Games, and Utah Opera Co.; received a Bachelor of Science degree in engineering from Texas Tech University. Following employment with Amoco Production Co., he joined Mountain Fuel Supply Co. in 1976 as vice president of exploration and drilling; later served as president and chief operating officer of Mountain Fuel in 1980 and president and chief executive officer in 1982.

Connie C. Holbrook (55)
Senior vice president, general counsel and corporate secretary; corporate general counsel since 1999; corporate secretary since 1984; formerly secretary, assistant secretary and staff attorney, Mountain Fuel; 26 years of service; received a bachelor's degree in history from Brigham Young University and a doctorate in law from the University of Utah.

Gary L. Nordloh (54)
Executive vice president, Questar Corp.; president and chief executive officer of the Market Resources group, including all subsidiaries within that group; Questar director since 1996; 16 years of service; received a bachelor's degree in petroleum engineering from the Colorado School of Mines.

Stephen E. Parks (50)
Senior vice president, treasurer and chief financial officer; CFO since 1996; vice president, treasurer for Questar subsidiaries since 1990; formerly director of auditing; 27 years of service; received a bachelor's degree in accounting and a master's degree in business administration from the University of Utah.

Keith O. Rattie (48)
Appointed Questar president and chief operating officer in January 2001; prior to joining Questar, served as senior vice president of Coastal Corp. and president and chief executive officer of a wholly owned Coastal subsidiary, Coastal Gas Services Co.; formerly general manager of Chevron Corp.'s international gas unit and held other Chevron engineering and management positions; received a bachelor's degree in electrical engineering from the University of Washington and a master's degree in business administration from St. Mary's College (California).

Glenn H. Robinson (52)
Vice president and chief information officer, Questar Corp.; president and chief executive officer of Questar InfoComm; president, Interstate Land; formerly vice president and controller for Questar Regulated Services, and vice president of marketing and manager of corporate development for Mountain Fuel; 26 years of service; received a bachelor's degree in economics from Utah State University and a master's degree in business administration from the University of Utah.

D.N. "Nick" Rose (57)
Executive vice president, Questar Corp.; president and chief executive officer of Questar Regulated Services, including all subsidiaries within that group; Questar director since 1984; formerly president and chief executive officer, Mountain Fuel Distribution Division, and vice president-administration, Mountain Fuel; past president of American Gas Association; 32 years of service; received a bachelor's degree in electrical engineering and a master's degree in business administration from the University of Utah.

Charles B. Stanley (43)
Senior vice president, business development, Questar Corp., executive vice president, chief operating officer, Questar Market Resources; joined Questar in January 2002; previously president, chief executive officer and director, El Paso Oil & Gas Canada; president, CEO and director, Coastal Gas International Co.; vice president, international exploration and development, Maxus Energy Corp.; explorationist, frontier and international division, British Petroleum Co.; received bachelor's and master's degrees in geology from Virginia Polytechnic Institute and State University.

OFFICERS

Corporate

R.D. Cash
Chairman and chief executive officer

Keith O. Rattie
President and chief operating officer

G.L. Nordloh
Executive vice president

D.N. Rose
Executive vice president

Connie C. Holbrook
Senior vice president, general counsel and corporate secretary

Stephen E. Parks
Senior vice president, treasurer and chief financial officer

Charles B. Stanley
Senior vice president, business development

Glenn H. Robinson
Vice president and chief information officer

Brent L. Adamson
Vice president, ethics, compliance and audit

R. Curtis Burnett (55)
Vice president, public affairs

Ruland J. Gill (56)
Assistant vice president, government relations

Regulated Services

Questar Regulated Services, Questar Gas, Questar Pipeline, Questar Energy Services

D.N. Rose
President and chief executive officer

Susan Glasmann (54)
Senior vice president

Alan K. Allred (51)
Senior vice president

Shahab Saeed (42)
Vice president, support services

Market Resources

Questar Exploration and Production, Questar Gas Management, Questar Energy Trading, Wexpro

Gary L. Nordloh
President and chief executive officer

Charles B. Stanley
Executive vice president and chief operating officer

M.B. McGinley (53)
Vice president

Melvin L. Owen (51)
Vice president, administrative services

Jay B. Neese (43)
Assistant vice president and operations manager, Questar Exploration and Production

Questar InfoComm

Glenn H. Robinson
President and chief executive officer

Teresa Beck *(48)*
Former president and chief financial officer of American Stores; director of Textron Inc., Albertson's Inc. and Lexmark International Group; trustee of Intermountain Health Care, The Children's Center, and the Salt Lake Organizing Committee for the Olympic Winter Games of 2002; Questar director since 1999; member, Finance and Audit and Management Performance committees.

R. Don Cash *(59)*
Questar chairman and chief executive officer; will step down as CEO effective May 1, 2002, and will remain as chairman; member, Executive and Nominating committees.

Patrick J. Early *(69)*
Retired vice chairman of Amoco Corp.; Amoco director for six years; Questar director since 1995; chairman, Management Performance Committee, and member, Executive and Nominating committees.

James A. Harmon *(66)*
Questar director from 1975 to 1997; resigned to serve as chairman and president of the Export-Import Bank; reappointed Questar director in 2001; former chairman, chief executive officer, and senior chairman of Wertheim Schroder & Co.; owns investment-banking firm, Harmon and Co.; member of Finance and Audit and Management Performance committees.

W. Whitley Hawkins *(70)*
Retired president and chief operating officer of Delta Air Lines; owns HBI Inc., which manufactures chemical-coating products; advisor to SunTrust Bank and International Airline Passengers Association; Questar director since 1991; chairman, Nominating committee, and member, Executive and Management Performance committees.

Robert E. Kadlec *(68)*
Retired president and chief executive officer of BC Gas Inc.; owns venture-capital firm, Bentley Capital Corp; director, British Pacific Properties, International Forest Products, and Vancouver International Airport Authority; Questar director since 1987; chairman, Questar Executive committee, and member, Finance and Audit and Management Performance committees.


Teresa Beck


R. Don Cash


Patrick J. Early


James A. Harmon


W. Whitley Hawkins


Robert E. Kadlec


Dixie L. Leavitt


Gary G. Michael


Gary L. Nordloh


Scott S. Parker


Keith O. Rattie


D.N. "Nick" Rose


Harris H. Simmons

Dixie L. Leavitt *(72)*
Founder and chairman of the Leavitt Insurance Group, a regional group of independent insurance agencies; president and chairman of entities engaged in dairy, cattle, agriculture and real estate operations in Utah and southern Nevada; director of Zions First National Bank; Questar director since 1987; serves on Finance and Audit and Nominating committees.

Gary G. Michael *(61)*
Retired chairman and chief executive officer of Albertson's Inc.; director, Boise Cascade Corp., Idacorp Inc., and Harrah's Entertainment Inc.; immediate past chairman of the Federal Reserve Bank of San Francisco; Questar director since 1994; chairman, Finance and Audit committee and member, Executive and Management Performance committees.

Gary L. Nordloh *(54)*
Executive vice president, Questar Corp.; president, chief executive officer, Questar Market Resources; Questar director since 1996.

Scott S. Parker *(67)*
Retired president and chief executive officer of Intermountain Health Care Inc.; member of the organization's board of trustees; director, First Consulting Group, Sutter Health Inc., Ascension Health Inc., and Bonneville International Inc.; Questar director since 1997; member Questar Finance and Audit and Nominating committees.

Keith O. Rattie *(48)*
Questar president and chief executive officer, effective May 1, 2002; joined Questar as president and chief operating officer in January 2001; former senior vice president, Coastal Corp.

D.N. "Nick" Rose *(57)*
Executive vice president, Questar Corp.; president, chief executive officer, Questar Regulated Services; director since 1984.

Harris H. Simmons *(47)*
President, chief executive officer, Zions Bancorp; chairman, Zions First National Bank; director, Zions Bancorp and O.C. Tanner; Questar director since 1992; member, Questar Executive, Finance and Audit, and Nominating committees.